Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125204
ELGIN BANK OF TEXAS
31 North Main Street
Elgin, Texas 78621
(512) 285-3311
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear Fellow Shareholders,
      On behalf of the board of directors and management of Elgin Bank of Texas, I cordially invite you to attend a special meeting of the shareholders to be held at 10:00 a.m. on July 12, 2005 at the bank, located at 31 North Main Street, Elgin, Texas. Whether or not you can attend the meeting, please vote, sign and return the enclosed proxy card to Elgin by Thursday, June 30, 2005 to help us in preparing for the meeting.
      The board of directors of Elgin has approved a merger of Elgin with and into Franklin Bank, S.S.B., a subsidiary of Franklin Bank Corp. Your board has approved the merger agreement and the transactions contemplated by the merger agreement and recommends that you vote “For” approval of the merger agreement and the transactions contemplated by the merger agreement at the special meeting. If the merger is completed, each share of Elgin common stock will be converted into the right to receive the following:

•	$292.50 in cash; and

•	$292.50 of Franklin common stock, the number of such shares to equal the quotient obtained by dividing $292.50 by the average of the daily volume-weighted average prices of the Franklin common stock for the twenty consecutive trading days prior to and including the second trading day prior to the closing date (plus cash instead of any fractional shares). Assuming for purposes of calculating the stock consideration to be received by Elgin shareholders that Franklin’s twenty-day average trading price is $17.25, shareholders of Elgin would receive $292.50 in cash and 16.9565 shares of Franklin common stock for each share of Elgin common stock they own.
Shares of Franklin common stock are traded on the Nasdaq National Market under the trading symbol “FBTX”.
      The merger cannot be completed unless the shareholders of Elgin approve the merger agreement. A special meeting of the Elgin shareholders to consider the merger agreement will be held as mentioned above. Shareholders owning approximately 31.3% of Elgin’s outstanding common stock have agreed to vote in favor of the merger and the transactions contemplated by the merger agreement. Whether or not you plan to attend the special meeting of shareholders, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the merger agreement and the transactions contemplated by the merger agreement. If you do not return your proxy card, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote against the merger agreement and the transactions contemplated by the merger agreement.
      This document contains a more complete description of the special meeting of shareholders and the terms of the merger. You should review it carefully. Your board of directors urges you to vote in favor of the merger agreement and the transactions contemplated by the merger agreement.

Michael R. Davis
President and Chief Executive Officer
      An investment in Franklin common stock in connection with the merger involves risks. See “Risk Factors” beginning on page 19.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/ prospectus or determined if this proxy statement/ prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The securities Franklin is offering through this document are not savings or deposit accounts or other obligations of its bank subsidiary, and they are not insured by the Federal Deposit Insurance Corporation, the Savings Association Insurance Fund, the Bank Insurance Fund or any other governmental agency.
Proxy statement/ prospectus dated June 8, 2005
and first mailed to shareholders of Elgin on or about June 13, 2005

HOW TO OBTAIN ADDITIONAL INFORMATION
      This proxy statement/ prospectus incorporates important business and financial information about Franklin from documents filed with the Securities and Exchange Commission that is not included in or delivered with this document. This information is described on page 87 under “Where You Can Find More Information.” You can obtain free copies of this information by writing or calling:
Franklin Bank Corp.
9800 Richmond Avenue, Suite 680
Houston, Texas 77042
Attention: Investor Relations
Telephone (713) 339-8999
      To obtain timely delivery of the documents before the Elgin special meeting, you must request the information by June 28, 2005.
GENERAL INFORMATION
      This document constitutes a proxy statement of Elgin and is being furnished to all record holders of Elgin common stock as of the close of business on May 20, 2005 in connection with the solicitation of proxies by the board of directors of Elgin to be used at a special meeting of shareholders of Elgin to be held on July 12, 2005. The purpose of the Elgin special meeting is to consider and vote upon a proposal to approve the merger agreement, as amended, by and among Franklin, Franklin Bank and Elgin, which provides, among other things, for Franklin’s acquisition of Elgin through the merger of Elgin with and into Franklin Bank. This document also constitutes a prospectus relating to the Franklin common stock to be issued to holders of Elgin common stock upon completion of the merger.
PLEASE NOTE
      We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.
      This proxy statement/ prospectus has been prepared as of June 8, 2005. There may be changes in the affairs of Franklin or Elgin since that date which are not reflected in this document.

ELGIN BANK OF TEXAS
31 North Main Street
Elgin, Texas 78621
(512) 285-3311

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        A special meeting of shareholders of Elgin Bank of Texas will be held on July 12, 2005 at 10:00 a.m., local time, at 31 North Main Street, Elgin, Texas, for the following purposes:

1. To approve the Agreement and Plan of Merger, as amended, by and among Franklin Bank Corp., Franklin Bank, S.S.B. and Elgin and the transactions contemplated by the merger agreement; and

2. To transact such other business as may properly come before the meeting.
      Only shareholders of record at the close of business on May 20, 2005 will be entitled to notice of and to vote at the meeting. Shareholders of Elgin are entitled to assert dissenters’ rights pursuant to Articles 5.11 — 5.13 of the Texas Business Corporation Act, a copy of which is attached to the enclosed proxy statement/prospectus as Appendix C. Elgin’s board of directors recommends that you vote FOR the approval of the merger agreement and the transactions contemplated by the merger agreement.

By Order of the Board of Directors,

Edwin O. Lundgren, Jr.
Chairman of the Board
Elgin, Texas
June 8, 2005
Your Vote is Very Important
A proxy card is enclosed. Whether or not you plan to attend the special meeting, please complete, sign and date the proxy card and promptly mail it in the enclosed envelope. You may revoke your proxy card in the manner described in the proxy statement/ prospectus at any time before it is exercised. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

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Appendix A —	Agreement and Plan of Merger, as Amended

Appendix B —	Opinion of Alex Sheshunoff & Co.

Appendix C —	Provisions of Texas Business Corporation Act Relating to Rights of Dissenting Shareholders

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	When and where is the Elgin shareholder meeting?

A:	The special meeting of the shareholders of Elgin will be held on July 12, 2005 at 10:00 a.m., local time, at 31 North Main Street, Elgin, Texas.

Q:	What are the shareholders of Elgin being asked to vote upon?

A:	The shareholders of Elgin are being asked to vote upon a proposal to approve the merger agreement by and among Franklin, Franklin Bank and Elgin and the transactions contemplated by the merger agreement.

Q:	What vote is required for approval of the merger agreement?

A:	Approval of the merger agreement and the transactions contemplated by the merger agreement by Elgin shareholders requires the affirmative vote of holders of at least two-thirds of the shares of Elgin common stock outstanding on May 20, 2005. Directors, executive officers and other shareholders of Elgin owning approximately 31.3% of Elgin’s outstanding shares of common stock have entered into agreements with Franklin in which they have agreed to vote their shares in favor of the merger agreement and the transactions contemplated by the merger agreement.

Q:	What will happen in the merger?

A:	If the merger agreement is approved by the shareholders of Elgin and the merger is subsequently completed, Elgin will be merged with and into Franklin Bank, with Franklin Bank surviving. Each outstanding share of Elgin common stock, except any dissenting shares, will be converted into the right to receive $292.50 in cash and a number of shares of Franklin common stock equal to the quotient obtained by dividing $292.50 by the average of the daily volume-weighted average prices of the Franklin common stock for the twenty consecutive trading days prior to and including the second trading day prior to the closing date. The merger consideration is subject to reduction in the manner set forth in the merger agreement if Elgin’s stockholders’ equity as of the closing date is less than $10,189,577.

Q:	When do you expect the merger to be completed?

A:	We expect to complete the merger during the third quarter of 2005.

Q:	What is the recommendation of the Elgin board of directors?

A:	The board of directors of Elgin has approved and adopted the merger agreement and the transactions contemplated by the merger agreement and recommends that its shareholders vote FOR approval of the merger agreement and the transactions contemplated by the merger agreement.

Q:	What happens if I transfer my shares after the record date for the special meeting?

A:	The record date for the Elgin special meeting is earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of common stock after the applicable record date, but prior to the merger, you will retain the right to vote at the special meeting, but the right to receive the merger consideration will transfer with your shares of stock.

Q:	What do I need to do now?

A:	After you have thoroughly reviewed this proxy statement/ prospectus, simply indicate on your proxy card how you want to vote and sign, date and mail your proxy card in the enclosed envelope.

Q:	What happens if I don’t return a proxy card?

A:	Because approval of the merger agreement requires approval of at least two-thirds of the outstanding shares of Elgin, the failure to return your proxy card will not count as a vote for or against the merger agreement, which will have the same effect as a vote against the merger agreement.

Q:	May I vote in person?

A:	Yes. You may attend the Elgin special meeting and vote your shares in person, rather than signing and mailing a proxy card.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Only the record owner may vote your shares. If your shares are held in “street name” by your broker, only your broker can vote them. Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted, which will have the same effect as a vote against the merger agreement.

Q:	May I change my vote after I have submitted my proxy?

A:	Yes. You may change your vote at any time before your proxy is voted at the Elgin special meeting by following the instructions detailed in the “The Elgin Special Meeting — Voting and Revocation of Proxies” on page 30. Before your proxy is voted, you may submit a new proxy or you may attend the special meeting and vote in person. If your shares are held in street name, your broker must take these actions.

Q:	Do I have any rights to avoid participating in the merger?

A:	You have the right to file a written objection prior to the special meeting, withhold your vote for the merger agreement, dissent from the merger and seek payment of the fair value of your shares in cash as described in “The Merger — Rights of Dissenting Elgin Shareholders” beginning on page 43. The appraised value of your shares of Elgin common stock may be more or less than the value of the cash and Franklin common stock being paid in the merger.

Q:	Should I send in my stock certificates now?

A:	No. Prior to the effective date of the merger, The Bank of New York, the exchange agent, will send you written instructions for exchanging your stock certificates. In any event, you should not send your Elgin stock certificates with your proxy card.

Q:	Who can help answer my questions?

A:	If you have additional questions about the merger, you should contact Michael Davis at Elgin Bank of Texas, 31 North Main Street, Elgin, Texas 78621, telephone (512) 285-3311.

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SUMMARY
      This summary highlights selected information from this proxy statement/ prospectus and may not contain all of the information that is important to you. We urge you to carefully read this entire document and the other documents we refer to in this document. These documents will give you a more complete description of the proposed transaction. For more information about Franklin, see “Where You Can Find More Information” on page 87. We have included page references in this summary to direct you to other places in this proxy statement/ prospectus where you can find a more complete description of the topics we have summarized.
The Companies

Franklin Bank Corp.
9800 Richmond Avenue, Suite 680
Houston, Texas 77042
(713) 339-8900
      Franklin Bank Corp., a Delaware corporation, is a Texas-based savings and loan holding company registered under the Home Owners’ Loan Act. Through Franklin Bank, S.S.B., its wholly owned subsidiary bank, Franklin originates single family residential mortgage loans, provides community banking products and services and commercial banking services to corporations and other business clients. In addition to its corporate headquarters in Houston, Texas where it provides many of its banking services, Franklin currently operates a total of 27 banking offices, including 18 in the East Texas market and nine in the Central Texas market. As of March 31, 2005, Franklin had approximately $3.9 billion in assets, $1.8 billion in deposits and $287.5 million in stockholders’ equity.

Elgin Bank of Texas
31 North Main Street
Elgin, Texas 78621
(512) 285-3311
      Elgin Bank of Texas is a Texas state bank chartered under the Texas Banking Act. Elgin operates a total of three banking offices in Elgin, Texas. As of March 31, 2005, Elgin had approximately $81.5 million in assets, $71.1 million in deposits and $10.0 million in stockholders’ equity.
The Merger (page 31)
      We have attached the merger agreement, as amended, to this document as Appendix A. Please read the entire merger agreement. It is the legal document that governs the merger.
      If the merger is approved, Elgin will merge with and into Franklin Bank. Franklin Bank will be the surviving entity in the merger. In connection with the merger, the existing banking offices of Elgin will become banking offices of Franklin Bank. If the shareholders of Elgin approve the merger agreement and the transactions contemplated by the merger agreement, we expect to complete the merger during the third quarter of 2005.
      Pursuant to the terms of the merger agreement, in exchange for each outstanding share of Elgin capital stock, Franklin will pay $292.50 in cash and issue a number of shares of Franklin common stock equal to the quotient obtained by dividing $292.50 by the average of the daily volume-weighted average prices of the Franklin common stock for the twenty consecutive trading days prior to and including the second trading day prior to the closing date. The merger consideration is subject to reduction in the manner set forth in the merger agreement in the event that Elgin’s stockholders’ equity as of the closing date is less than $10,189,577.

The Special Meeting and Required Vote (page 30)
      Elgin is holding a special shareholders’ meeting on July 12, 2005, at 10:00 a.m., local time, at 31 North Main Street, Elgin, Texas. At the special meeting, you will be asked to consider and vote upon a proposal to approve the merger agreement that provides for the merger of Elgin with and into Franklin Bank and the transactions contemplated by the merger agreement and to act on any other matters that may be properly submitted to a vote at the special meeting.
      The record date for the special meeting is the close of business on May 20, 2005. Only shareholders of record at the close of business on the record date will be entitled to vote at the meeting and any adjournment or postponement thereof. As of May 20, 2005, there were 40,000 shares of Elgin common stock issued and outstanding.
      Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Elgin common stock entitled to vote. Directors, executive officers and other shareholders of Elgin owning or controlling the right to vote 12,513 shares of Elgin common stock, which represent approximately 31.3% of the total shares of Elgin stock issued and outstanding as of the record date, have signed voting agreements pursuant to which they have agreed to vote their Elgin stock in favor of the merger agreement and the transactions contemplated by the merger agreement. If you fail to vote, it will have the effect of a vote against the merger agreement and the transactions contemplated by the merger agreement.
Recommendation of the Elgin Board and Elgin’s Reasons for the Merger (page 34)
      The board of directors of Elgin believes that the merger is fair to you and in your best interests, and recommends that you vote FOR the proposal to approve the merger agreement and the transactions contemplated by the merger agreement. For a discussion of the circumstances surrounding the merger and the factors considered by Elgin’s board of directors in approving the merger agreement, see page 34.
Risk Factors (page 19)
      An investment in Franklin common stock in connection with the merger involves certain risks. There are also risks associated with the merger. The material risks associated with the merger and an investment in Franklin’s common stock are described under the caption “Risk Factors” beginning on page 19 of this proxy statement/ prospectus. You should carefully read and consider all of these risks and all other information contained in this proxy statement/ prospectus in deciding whether to vote for approval of the merger agreement and the transactions contemplated by the merger agreement.
Opinion of Elgin’s Financial Advisor (page 34)
      Alex Sheshunoff & Co. has delivered a written opinion to the board of directors of Elgin that, as of January 26, 2005 and based upon and subject to certain matters stated therein, the merger consideration is fair to the holders of Elgin common stock from a financial point of view. We have attached this opinion to this document as Appendix B, and have included a description of the activities of Sheshunoff beginning on page 34 of this proxy statement/ prospectus. You should read the opinion and description completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by Sheshunoff in providing its opinion.
Conditions to Completion of the Merger (page 50)
      The completion of the merger depends on a number of conditions being met. These include, among others:

•	approval of the merger by the holders of Elgin common stock with no more than one percent exercising their dissenters’ rights;

•	receipt and continued validity of all regulatory approvals and third-party consents and approvals required for the merger;

•	the absence of any law or injunction that effectively prohibits the merger;

•	the material accuracy as of the closing of the representations and warranties made by both Elgin and Franklin;

•	the absence of a material adverse effect on either Elgin or Franklin;

•	receipt of the legal opinions and accountants’ comfort letters contemplated by the merger agreement;

•	receipt by Franklin of satisfactory environmental reports regarding Elgin’s properties; and

•	the stockholders’ equity of Elgin being not less than $10,189,577 on the closing date.
      Any condition to the completion of the merger may be waived in writing by the party to the merger agreement entitled to the benefit of such condition. A party to the merger agreement could choose to complete the merger even though a condition has not been satisfied, as long as the law allows it to do so. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.
Regulatory Approvals (page 42)
      We cannot complete the merger unless it is approved by the Federal Deposit Insurance Corporation and the Texas Savings and Loan Department. The U.S. Department of Justice is able to provide input into the approval process of the Federal Deposit Insurance Corporation and will have between 15 and 30 days following any approval of such agency to challenge the approval on antitrust grounds. Franklin Bank and Elgin have prepared and filed all necessary applications and notices with the applicable regulatory agencies.
Exchange of Elgin Stock Certificates (page 46)
      As soon as practicable after the effective time of the merger, you will receive a letter and instructions from The Bank of New York, in its capacity as the exchange agent, describing the procedures for surrendering your stock certificates representing shares of Elgin common stock in exchange for certificates representing shares of Franklin common stock and cash. You must carefully review and complete these materials and return them as instructed along with your certificates for Elgin common stock. Please do not send any stock certificates until you receive these instructions.
Termination of the Merger Agreement (page 51)
      Elgin and Franklin may mutually agree at any time to terminate the merger agreement without completing the merger. In addition, either Elgin or Franklin may terminate the agreement if any court or governmental authority prohibits the merger, the merger does not occur on or before July 31, 2005, or requisite approvals are challenged by any governmental authority and Franklin elects not to contest the challenge.
      Elgin may terminate the merger agreement prior to effectiveness if Franklin violates its covenants, any of Franklin’s representations or warranties are untrue in a material way, or an event occurs that has a material adverse effect on Franklin.
      Franklin may terminate the merger agreement prior to effectiveness if Elgin violates its covenants, any of Elgin’s representations or warranties are untrue in a material way, or an event occurs that has a material adverse effect on Elgin. In addition, Franklin may terminate the merger agreement prior to effectiveness if any of the following occur:

•	regulatory approval is conditioned in any way that Franklin finds unacceptable;

•	the stockholders’ equity of Elgin is less than $10,189,577 on the closing date;

•	Elgin solicits or facilitates any inquiry by, or provides information to or negotiates with, any third party with respect to a merger or sale of ten percent or more of the assets or voting securities of Elgin;

•	the board of directors of Elgin approves or recommends, or Elgin enters into, any agreement or understanding with any third party with respect to a merger or sale of ten percent or more of the assets or voting securities of Elgin;

•	any director or officer of Elgin breaches the obligation under his voting agreement to vote in favor of the merger; or

•	the board of directors of Elgin withdraws its recommendation of the merger agreement and the transactions contemplated by the merger agreement or fails to reaffirm it upon Franklin’s request.
      If the merger agreement is validly terminated, it will become void without any liability on the part of any party. However, if Franklin exercises its termination right under the circumstances described in the last four bullet points above, Elgin will be obligated to pay to Franklin a fee of $300,000 and, in case of the consummation by Elgin of a merger with, or sale of ten percent or more of its assets or voting securities to, a third party within 18 months of such termination, an additional fee. See “The Merger Agreement — Termination, Amendment and Waiver” on page 51 for a discussion of the calculation of the amount of such additional payment.
Interests of Elgin Directors, Executive Officers and Other Shareholders in the Merger (page 39)
      When you consider the Elgin board’s recommendation that Elgin shareholders vote in favor of the merger, you should be aware that some directors and executive officers of Elgin may have interests in the merger that may be different from, or in addition to, yours. Directors Ernest F. Bogart, Wallace H. Cardwell, Edwin O. Lundgren, Jr. and the estates of two former directors of Elgin are parties to deferred compensation agreements with Elgin that will become obligations of Franklin Bank after the merger. Messrs. R. Harry Akin, Wallace H. Cardwell, Carl F. Herring, Edwin O. Lundgren, Jr. and Jeffery M. Schroeder will be appointed to the advisory board of directors of Franklin Bank. In addition, Michael R. Davis has signed a retention agreement that provides for severance payments if his employment terminates after the merger under certain circumstances.
Federal Income Tax Consequences of the Merger (page 40)
      The merger is intended to qualify as a reorganization under the Internal Revenue Code of 1986, as amended. Shareholders of Elgin generally will recognize gain or loss in connection with the receipt of the cash portion of the merger consideration and any cash paid in lieu of fractional shares of Franklin common stock. Shareholders generally will realize gains equal to the amount by which the total cash received plus the fair market value, at the effective time of the merger, of the Franklin common stock received exceeds the basis in the Elgin common stock to be surrendered in exchange therefor.
      This tax treatment may not apply to every shareholder of Elgin. Determining the actual tax consequences of the merger to you may be complicated and will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.
Restrictions on Resales of Franklin Shares Received in the Merger (page 42)
      Franklin has registered under the federal securities laws the issuance in the merger of shares of its common stock. Therefore, you may sell shares of Franklin common stock received in the merger without restriction unless you are considered an “affiliate” of Elgin or you become an affiliate of Franklin. A director, executive officer or stockholder who beneficially owns 10% or more of the outstanding shares of a company is generally deemed to be an affiliate of that company. If you are considered an affiliate of Elgin or become an affiliate of Franklin after the merger, you may resell the shares of Franklin common stock acquired in connection with the merger only pursuant to an effective registration statement under the securities laws, pursuant to Rule 145 under the Securities Act of 1933, or in transactions otherwise exempt from registration under the securities laws.
Rights of Dissenting Elgin Shareholders (page 43)
      Under Texas law, you have the right to dissent from the merger and have the appraised fair value of your shares of Elgin common stock paid to you in cash. If the merger agreement is approved by the shareholders of Elgin, holders of Elgin common stock who make a written objection to the merger prior to the Elgin special meeting, do not vote in favor of approval of the merger agreement and properly make a written demand for payment following notice of the merger will be entitled to receive the fair value of their shares in cash under the Texas Business Corporation Act. The appraised fair value may be more or less than the value of the shares of Franklin common stock and cash being paid in the merger.
      Persons having beneficial interests in Elgin common stock that is held of record in the name of another person, such as a broker or bank, must act promptly to cause the record holder to take the actions required under Texas law to exercise his or her dissenter’s rights.
      In order to dissent, you must carefully follow the requirements of the Texas Business Corporation Act. The text of the provisions of the Texas Business Corporation Act pertaining to dissenters’ rights is attached to this proxy statement/ prospectus as Appendix C. These steps are also summarized under the caption “The Merger — Rights of Dissenting Elgin Shareholders — How to Exercise and Perfect Your Right to Dissent” on page 43. If you intend to exercise dissenters’ rights, you should read the statutes carefully and consult with your own legal counsel and tax advisor.
Comparison of Rights of Shareholders of Franklin and Elgin (page 81)
      Elgin is a Texas state bank and the rights of shareholders of Elgin are governed by Texas law and Elgin’s articles of association and bylaws. Franklin is a Delaware corporation and the rights of stockholders of Franklin are governed by Delaware law and Franklin’s certificate of incorporation and bylaws. Upon completion of the merger, shareholders of Elgin will become stockholders of Franklin and their rights will be governed by Franklin’s certificate of incorporation and bylaws and Delaware law.

Selected Historical Consolidated Financial Data of Franklin
      The following table summarizes consolidated financial results of Franklin for the periods and at the dates indicated and should be read in conjunction with Franklin’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that Franklin has previously filed with the Securities and Exchange Commission. Historical financial information for Franklin can be found in its Quarterly Report on Form 10-Q for the three months ended March 31, 2005 and its Annual Report on Form 10-K for the year ended December 31, 2004. See “Where You Can Find More Information” on page 87 for instructions on how to obtain the information that has been incorporated by reference. Financial information for the years ended December 31, 2001 and 2000 represent activity for Franklin Bank prior to its acquisition by Franklin. All of Franklin’s acquisitions were accounted for using the purchase method of accounting. Accordingly, the operating results of its acquired companies are included with Franklin’s results of operations beginning on their dates of acquisition. You should not assume the results of operations for past periods indicate results that may be obtained for any future period.

	At or for the
	Three Months Ended
	March 31,		At or for the Years Ended December 31,

	2005	2004	2004	2003	2002(4)	2001(4)	2000(4)

	(In thousands)
Selected Operating Data:
Interest income	$41,232	$23,735	$118,391	$40,393	$6,446	$3,563	$3,399
Interest expense	(20,591)	(9,565)	(52,649)	(20,958)	(3,553)	(1,796)	(1,686)

Net interest income	20,641	14,170	65,742	19,435	2,893	1,767	1,713
Provision for credit losses	(418)	(793)	(2,081)	(1,004)	(152)	(167)	(132)
Non-interest income	3,514	2,075	12,612	4,770	458	280	153
Non-interest expense	(12,898)	(8,910)	(40,655)	(18,227)	(4,203)	(1,871)	(1,483)

Income (loss) before taxes	10,839	6,542	35,618	4,974	(1,004)	9	251
Income tax (expense) benefit	(3,927)	(2,280)	(12,469)	(1,776)	278	(59)	(87)

Net income (loss)	$6,912	$4,262	$23,149	$3,198	$(726)	$(50)	$164

Balance Sheet
Assets
Cash and cash equivalents	$65,739	$71,497	$90,161	$47,064	$18,675	$4,672	$5,554
Federal Home Loan Bank stock and other investments	79,728	42,234	74,673	32,866	3,163	5,241	6,673
Securities available for sale	59,979	69,137	72,998	91,168	—	—	—
Mortgage-backed securities	101,511	168,141	109,703	177,572	22,924	4,231	1,082
Loans, net	3,465,679	2,132,560	3,017,502	1,813,116	307,160	34,516	28,602
Goodwill	68,829	57,443	69,212	54,377	7,790	—	—
Intangible assets, net	7,029	3,925	7,095	3,705	1,316	—	—
Premises and equipment, net	13,627	10,954	13,169	9,381	464	274	303
Real estate owned	5,733	1,832	4,418	1,789	958	—	—
Other assets	24,860	36,741	20,803	20,262	3,231	398	417

Total assets	$3,892,714	$2,594,464	$3,479,734	$2,251,300	$365,681	$49,332	$42,631

Liabilities and Stockholders’ Equity
Deposits	$1,797,793	$1,397,264	$1,502,398	$1,259,843	$182,334	$44,743	$38,178
Federal Home Loan Bank advances	1,742,449	912,577	1,653,942	713,119	62,800	—	—
Junior subordinated notes	40,904	20,164	20,254	20,135	20,007	—	—
Other liabilities	24,110	14,001	22,431	12,765	3,133	620	499

Total liabilities	3,605,256	2,344,006	3,199,025	2,005,862	268,274	45,363	38,677
Stockholders’ equity	287,458	250,458	280,709	245,438	97,407	3,969	3,954

Total liabilities and stockholders’ equity	$3,892,714	$2,594,464	$3,479,734	$2,251,300	$365,681	$49,332	$42,631

	At and for the
	Three Months Ended
	March 31,		At or for the Years Ended December 31,

	2005	2004	2004	2003	2002(4)	2001(4)	2000(4)

Selected Financial Ratios:
Performance Ratios(1):
Earnings (loss) per common share — basic	$0.32	$0.20	$1.09	$0.30	$(0.24)	$(0.57)	$2.12
Earnings (loss) per common share — diluted	0.31	0.20	1.07	0.29	(0.24)	(0.57)	2.12
Weighted average number of shares — basic	21,895,785	21,225,263	21,276,560	10,825,757	2,984,403	87,949	77,393
Weighted average number of shares — diluted	22,353,938	21,711,589	21,716,582	10,851,137	2,984,403	87,949	77,393
Return on average assets	0.76%	0.73%	0.80%	0.28%	(0.46)%	(0.11)%	0.43%
Return on average common equity	9.88	6.89	9.02	2.92	(3.32)	(1.24)	4.78
Stockholders’ equity to assets	7.38	9.65	8.07	10.90	26.64	8.05	9.27
Book value per share	$13.13	$11.80	$12.82	$11.56	$9.41	$45.13	$44.96
Tangible book value per share	$9.66	$8.91	$9.34	$8.83	$8.53	$45.13	$44.96
Net yield on interest-earning assets	2.31%	2.49%	2.35%	1.77%	1.98%	3.90%	4.69%
Interest rate spread	2.20	2.34	2.23	1.62	1.57	3.65	4.39
Efficiency ratio(2)	52.44	54.50	51.29	78.70	124.55	91.40	79.45
Net operating expense ratio(3)	1.03	1.16	0.97	1.18	2.66	3.98	3.90
Asset Quality Ratios:
Allowance for credit losses to non- performing loans	170.09%	125.71%	150.04%	87.20%	75.34%	55.21%	209.82%
Allowance for credit losses to total loans	0.22	0.28	0.24	0.27	0.37	1.28	1.09
Net charge-offs to average loans	—	—	0.03	0.02	0.19	0.12	0.08
Non-performing assets to total assets	0.24	0.22	0.24	0.29	0.68	1.62	0.35
Non-performing assets to total loans and real estate owned	0.26	0.26	0.27	0.35	0.80	2.32	0.52
Capital Ratios of the Bank:
Total capital ratio	10.71%	14.17%	11.09%	16.70%	49.82%	12.51%	20.20%
Tier 1 capital ratio	10.38	13.74	10.72	16.27	49.17	11.26	19.00
Tier 1 leverage ratio	6.69	8.34	6.85	11.91	24.19	8.06	9.60

(1)	Ratio, yield and rate information for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2001 are based on daily average balances, except for Cedar Creek for the period December 4, 2004 through March 31, 2005, Lost Pines for the period March 1, 2004 until it was converted to our systems on July 23, 2004, Jacksonville for the period January 1, 2004, until it was converted to our systems on March 12, 2004 and Highland for the period May 1, 2003 until it was converted to our systems on May 23, 2003, whose average balances are calculated using average monthly balances. Ratio, yield and rate information for the years ended December 31, 2002 and 2000 are based on average monthly balances. Return on average common equity is based on average monthly balances for all periods presented.

(2)	Efficiency ratio is non-interest expense (excluding acquisition related amortization) divided by net interest income plus non-interest income, excluding gains on securities.

(3)	Net operating expense ratio is non-interest expense less non-interest income divided by average total assets.

(4)	Certain items have been reclassified at or for the years ended December 31, 2002, 2001 and 2000 to conform to our current presentation.

Selected Historical Financial Data of Elgin
      The following table summarizes financial results of Elgin for the periods and at the dates indicated and should be read in conjunction with Elgin’s financial statements and the related notes included elsewhere in this proxy statement/prospectus. You should not assume the results of operations for past periods indicate results that may be obtained for any future period.

	At or for the
	Three Months Ended		At or for the Years Ended
	March 31,		December 31,

	2005	2004	2004	2003	2002

	(In thousands)
Selected Operating Data:
Interest income	$1,080	$1,096	$4,376	$4,584	$5,191
Interest expense	(210)	(184)	(726)	(1,007)	(1,366)

Net interest income	870	912	3,650	3,577	3,825
Provision for credit losses	—	—	—	—	—
Non-interest income	146	126	560	622	548
Non-interest expense	(1,070)	(834)	(3,400)	(3,324)	(3,204)

Income (loss) before taxes	(54)	204	810	875	1,169
Income tax expense	(10)	(39)	(192)	(201)	(281)

Net income (loss)	$(64)	$165	$618	$674	$888

Balance Sheet Data:
Cash and cash equivalents	$7,671	$11,707	$9,693	$16,236	$9,566
Securities available for sale	15,344	13,262	15,900	10,312	7,971
Securities held to maturity	10,515	14,207	11,641	15,573	17,590
Loans, net	43,411	40,207	42,671	39,029	44,946
Bank premises and equipment, net	1,840	1,939	1,866	1,981	1,830
Accrued interest receivable	461	463	533	539	576
Cash surrender value of life insurance	1,828	1,738	1,815	237	211
Prepaid expenses and other assets	409	291	352	248	162

Total assets	$81,479	$83,814	$84,471	$84,155	$82,852

Deposits	$71,054	$72,885	$73,853	$73,484	$71,858
Accrued interest payable and other liabilities	463	510	428	449	656

Total liabilities	71,517	73,395	74,281	73,933	72,514
Stockholders’ equity	9,962	10,419	10,190	10,222	10,338

Total liabilities and stockholders’ equity	$81,479	$83,814	$84,471	$84,155	$82,852

	At or for the Three
	Months Ended		At or for the Years Ended
	March 31,		December 31,

	2005	2004	2004	2003	2002

Selected Financial Ratios:
Performance Ratios(1):
Earnings (loss) per common share	$(1.61)	$4.13	$15.44	$16.84	$22.20
Weighted average number of shares	40,000	40,000	40,000	40,000	40,000
Dividend payout ratio	—	—	0.97	0.89	0.68
Return on average assets	(0.31)%	0.79%	0.73%	0.80%	1.09%
Return on average common equity	(2.59)	6.49	6.05	6.55	8.77
Stockholders’ equity to assets	12.23	12.43	12.06	12.15	12.48
Book value per share	$249.06	$260.46	$254.74	$255.54	$258.45
Tangible book value per share	$249.00	$260.34	$254.67	$255.40	$258.23
Net yield on interest-earning assets	4.64%	4.88%	4.95%	4.88%	5.15%
Interest rate spread	4.35	4.68	4.75	4.63	4.73
Efficiency ratio(2)	105.30	80.31	80.76	79.16	73.27
Net operating expense ratio(3)	4.45	3.39	3.38	3.22	3.25
Asset Quality Ratios:
Allowance for credit losses to non-performing loans(4)	128.26%	188.96%	136%	—%	—%
Allowance for credit losses to total loans	1.41	1.59	1.44	1.63	1.45
Net charge-offs to average loans	0.03	0.01	0.05	0.04	—
Non-performing assets to total assets(4)	0.61	0.40	0.55	—	—
Non-performing assets to total loans and real estate owned(4)	1.13	0.83	1.06	—	—
Capital Ratios:
Total capital ratio	21.93%	24.26%	21.80%	25.30%	23.10%
Tier 1 capital ratio	20.69	23.01	20.50	24.00	21.90
Tier 1 leverage ratio	12.06	12.10	12.20	12.20	12.30

(1)	Ratio, yield and rate information are based on daily average balances, except for return on average common equity which is based on average yearly balances.

(2)	Efficiency ratio is non-interest expense divided by net interest income plus non-interest income.

(3)	Net operating expense ratio is non-interest expense less non-interest income divided by average total assets.

(4)	Elgin did not have any non-performing loans or real estate owned at December 31, 2003. At December 31, 2002, Elgin did not have any non-performing loans and had $1,000 in real estate owned.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION
      The following unaudited pro forma combined consolidated financial information and related footnotes as of and for the three months ended March 31, 2005 and for the year ended December 31, 2004 are presented to show the impact of the merger on the historical financial position and results of operations of Franklin. As a result of the merger, Elgin shareholders will receive for each share of Elgin common stock (1) $292.50 in cash and (2) a number of shares of Franklin common stock equal to the quotient obtained by dividing $292.50 by the average of the daily volume-weighted average prices of the Franklin common stock for the twenty consecutive trading days prior to and including the second trading day prior to the closing date, with cash paid for fractional share interests. The merger consideration is subject to reduction in the manner set forth in the merger agreement in the event that Elgin’s stockholders’ equity as of the closing date is less than $10,189,577.
      The unaudited pro forma combined consolidated balance sheet reflects the historical position of Elgin and Franklin at March 31, 2005 with pro forma adjustments based on the assumption that the merger was effective on March 31, 2005. The pro forma adjustments are based on the purchase method of accounting. The unaudited pro forma combined consolidated statements of operations for the three months ended March 31, 2005 and the year ended December 31, 2004 assumes that the merger was consummated on January 1, 2004. The adjustments are based on information available and certain assumptions that Franklin believes are reasonable. Management has not identified, quantified or evaluated any material restructuring costs at this time. The final allocation of the purchase price between stockholders’ equity and goodwill will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Elgin’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of Elgin will change the amount of the purchase price allocable to goodwill. Further, changes such as net income from March 31, 2005 through the date the merger is complete will also change the amount of goodwill recorded. In addition, the final adjustments may be different from the unaudited pro forma adjustments presented herein.
      The following information should be read in conjunction with and is qualified in its entirety by the financial statements and accompanying notes of Elgin included with this proxy statement/ prospectus and the consolidated financial statements and accompanying notes of Franklin incorporated by reference into this proxy statement/ prospectus.
      The unaudited pro forma combined consolidated financial information is intended for informational purposes and is not necessarily indicative of the future financial position or future operating results of the combined company or of the financial position or operating results of the combined company that would have actually occurred had the merger been in effect as of the date or for the period presented.

Unaudited Pro Forma Combined Consolidated Balance Sheet
As of March 31, 2005

						Pro Forma
	Franklin	Elgin	Adjustments			Combined

	(Dollars in thousands)
ASSETS
Cash and cash equivalents	$65,739	$7,671		$(11,700	)(c)	$61,710
Securities
Held to maturity		10,515				10,515
Available for sale	59,979	15,344				75,323
Federal Home Loan Bank stock and other investments	79,728					79,728
Mortgage-backed securities
Held to maturity						—
Available for sale	101,511					101,511
Loans held for sale	170,892					170,892
Loans held for investment	3,271,667	44,022				3,315,689
Allowance for credit losses	(7,642)	(611)				(8,253)
Premiums, discounts and deferred fees	30,762					30,762

Loans held for investment, net	3,294,787	43,411		—		3,338,198
Goodwill	68,829			12,038	(d)	80,867
Other intangible assets, net	7,029			1,900	(d)	8,929
Premises and equipment, net	13,627	1,840				15,467
Real estate owned	5,733					5,733
Other assets	24,860	2,698				27,558

Total Assets	$3,892,714	$81,479		$2,238		$3,976,431

LIABILITIES
Deposits
Non-interest bearing	$66,831	$14,785	$			$81,616
Interest-bearing	1,730,962	56,269				1,787,231

Total deposits	1,797,793	71,054		—		1,868,847
Federal Home Loan Bank advances	1,742,449					1,742,449
Junior subordinated notes	40,904					40,904
Other liabilities	24,110	463		500	(e)	25,073

Total liabilities	3,605,256	71,517		500		3,677,273

STOCKHOLDERS’ EQUITY
Common stock	219	400		(393	)(f)	226
Paid-in capital	255,348	3,600		8,093	(f)	267,041
Retained earnings	32,479	6,179		(6,179	)(f)	32,479
Accumulated other comprehensive income:
— Unrealized losses on securities available for sale, net	(982)	(217)		217	(f)	(982)
— Cash flow hedges, net	394					394

Total stockholders’ equity	287,458	9,962		1,738		299,158

Total Liabilities and Stockholders’ Equity	$3,892,714	$81,479		$2,238		$3,976,431

Unaudited Pro Forma Combined Consolidated Statement of Operations
For the Three Months Ended March 31, 2005

	Franklin					Pro Forma
	Bank Corp.	Elgin	Adjustments			Combined

Interest Income
Cash equivalents and short-term investments	$1,661	$18	$			$1,679
MBS and securities	943	238				1,181
Loans	38,628	824				39,452

Total interest income	41,232	1,080		—		42,312
Interest Expense
Deposits	9,106	210				9,316
FHLB Advances	11,007	—				11,007
Junior subordinated notes	478					478
Other	—	—				—

Total interest expense	20,591	210		—		20,801
Interest Margin	20,641	870		—		21,511
Provision for credit losses	418	—				418

Net interest margin	20,223	870		—		21,093
Non-interest income
Loan fee income	1,680	—				1,680
Gain on sale of single family loans	627	—				627
Deposit fees	926	146				1,072
Gain on sale of securities	—	—				—
Other	281	—				281

Total non-interest income	3,514	146		—		3,660
Non-interest expense
Salaries and benefits	6,664	466				7,130
Data processing	1,150					1,150
Occupancy	1,085	89				1,174
Professional fees	1,109	—				1,109
Professional fees — related parties	125					125
Loan expenses, net	662					662
Core deposit amortization	230	—		85	(a)	315
Other	1,873	515				2,388

Total non-interest expense	12,898	1,070		85		14,053
Net income before taxes	10,839	(54)		(85)		10,700
Income tax expense	3,927	10		(31	)(b)	3,906

Net income	$6,912	$(64)		$(54)		$6,794

Unaudited Pro Forma Combined Consolidated Statement of Operations
For the Year Ended December 31, 2004

						Pro Forma
	Franklin	Elgin	Adjustments			Combined

		(Dollars in thousands)
Interest income
Cash equivalents and short-term investments	$3,878	$47	$			$3,925
Mortgage-backed securities	4,989	998				5,987
Loans	109,524	3,331				112,855

Total interest income	118,391	4,376		—		122,767
Interest expense
Deposits	26,223	726				26,949
Federal Home Loan Bank advances	24,938	—				24,938
Junior subordinated notes	1,488	—				1,488

Total interest expense	52,649	726		—		53,375
Net interest income	65,742	3,650				69,392
Provision for credit losses	2,081	—				2,081

Net interest income after provision for credit losses	63,661	3,650		—		67,311
Non-interest income
Loan fee income	5,037	—				5,037
Deposit fees and charges	2,505	560				3,065
Gain (loss) on sale of securities	229	—				229
Gain on sale of single family loans	3,647	—				3,647
Other	1,194	—				1,194

Total non-interest income	12,612	560		—		13,172
Non-interest expense
Salaries and benefits	20,081	1,852				21,933
Data processing	3,613					3,613
Occupancy	3,548	380				3,928
Professional fees	3,295					3,295
Professional fees — related party	500					500
Loan expenses, net	2,387					2,387
Core deposit amortization	588	—		340	(a)	928
Other	6,643	1,168				7,811

Total non-interest expense	40,655	3,400		340		44,395

Income (loss) before taxes	35,618	810		(340)		36,088
Income tax expense	12,469	192		(123	)(b)	12,538

Net income (loss)	$23,149	$618		$(217)		$23,550

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED
FINANCIAL INFORMATION

NOTE 1:	BASIS OF PRESENTATION OF ELGIN BANK OF TEXAS
      On January 27, 2005, we announced that we had executed a definitive agreement to acquire all of the outstanding common stock of Elgin. It is expected that the Elgin acquisition will close in the third quarter of 2005.
      The unaudited pro forma combined consolidated statements of operations for the three months ended March 31, 2005 and for the year ended December 31, 2004 is presented as if the Elgin acquisition occurred at January 1, 2004. The unaudited pro forma combined consolidated balance sheet as of March 31, 2005 is presented as if the Elgin acquisition occurred on that date. This information is not intended to reflect the actual results that would have been achieved had the Elgin acquisition actually occurred on those dates.
      Certain historical data of Elgin has been reclassified on a pro forma basis to conform to our classifications.

NOTE 2:	PURCHASE PRICE OF ELGIN
      Pursuant to the Elgin merger agreement, shareholders of Elgin will receive for each share of Elgin common stock $292.50 in cash and a number of shares of Franklin common stock equal to the quotient of dividing $292.50 by the average of the daily volume weighted average prices of Franklin common stock for the twenty consecutive trading days prior to and including the second trading day prior to the closing date. For purposes of calculating the pro forma we assumed the price for Franklin’s stock to be $17.25 per share.
      The total consideration to be paid to the Elgin shareholders will be approximately $23.4 million.

NOTE 3:	ALLOCATION OF PURCHASE PRICE OF ELGIN
      The purchase price of Elgin has been allocated as follows (in thousands):

Purchase Price

(In thousands)
Cash and cash equivalents	$7,671
Securities available for sale	15,344
Securities held to maturity	10,515
Loans, net	43,411
Premises and equipment	1,840
Other assets	2,698
Goodwill	12,038
Core deposit intangible	1,900
Deposits	(71,054)
Other liabilities	(963)

Total estimated purchase price	$23,400

      In allocating the purchase price, other liabilities were increased $500,000, which represents the estimated merger cost. For pro forma purposes no estimated market value adjustments were made to loans or deposits.
      The purchase price adjustments are subject to further refinement, including the determination of a core deposit intangible and its life for amortization purposes. For pro forma presentation purposes only, we have included an estimated core deposit intangible calculated as 4.06% of transaction accounts. In

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED
FINANCIAL INFORMATION — (Continued)
accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives are not amortized for acquisitions initiated after June 30, 2001; therefore, no goodwill amortization is presented in the pro forma financial statements. However, core deposit intangible will be amortized over the estimated life of the deposits acquired and recorded as a charge to operations.

NOTE 4:	MERGER COSTS OF ELGIN
      The table below reflects our current estimate, for purposes of pro forma presentation, of the aggregate estimated merger costs of $500,000 expected to be incurred in connection with the Elgin acquisition. While a portion of these costs may be recognized over time, the current estimate of these costs has been recorded in the pro forma combined costs, primarily comprised of anticipated cash charges, and include the following (in thousands):

Conversion costs	$125
Other costs	375

Total merger costs	$500

      Our cost estimates are forward-looking. While the costs represent our current estimate of merger costs associated with the acquisition that will be incurred, the actual level and timing of recognition of these costs will be based on the final integration after consummation of the Elgin acquisition. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the Elgin acquisition will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by us in determining the current estimate of these costs. For additional factors that may cause actual results to differ, see “Cautionary Note Regarding Forward Looking Information” on page 29.

NOTE 5:	KEY TO PRO FORMA ADJUSTMENTS OF ELGIN ACQUISITION
      Summarized below are the pro forma adjustments necessary to reflect the acquisition of Elgin based on the purchase method of accounting:

a) Amortization expense related to the estimated core deposit intangible. The core deposit intangible will be amortized over the estimated lives of the deposit accounts acquired.

b) Tax effect associated with the amortization expense of the core deposit intangible, computed using a combined federal and state tax rate of 36.25%.

c) Use of cash for the purchase.

d) Goodwill and core deposit intangible resulting from the purchase method of accounting.

e) Adjustment to liabilities for accrued merger costs. See note 4.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED
FINANCIAL INFORMATION — (Continued)

f) Elimination of Elgin’s common stock, retained earnings and unrealized losses on securities available for sale. Issuance of 678,261 shares of common stock of Franklin at an assumed price of $17.25 per share.

	Eliminate	Issue
	Elgin’s Stockholders’	Franklin	Net
	Equity	Common Stock	Adjustment

	(In thousands)
Common stock	$(400)	$7	$(393)
Paid-in capital	(3,600)	11,693	8,093
Retained earnings	(6,179)	—	(6,179)
Unrealized losses on securities available for sale, net	217	—	217

	$(9,962)	$11,700	$1,738

Summary of Historical and Pro Forma Per Share Selected Financial Data
      Set forth below is certain per share financial information for Franklin and Elgin on a historical basis, on a pro forma combined basis and on a pro forma combined basis per Elgin equivalent share. Also included are weighted average shares outstanding and shares outstanding at March 31, 2005 and December 31, 2004 for Franklin and Elgin and on a pro forma basis.
      The pro forma data was derived by combining the historical consolidated financial information of Franklin and Elgin using the purchase method of accounting for business combinations. In July 2001, the Financial Accounting Standards Board issued Statement No. 142, “Goodwill and Other Intangible Assets,” which eliminates the requirement to amortize goodwill and requires goodwill to be evaluated annually, or more frequently if impairment indicators arise, for impairment.
      The pro forma data assumes that the merger was effected at the dates and at the beginning of the periods indicated. The Elgin pro forma equivalent share information shows the effect of these transactions from the perspective of an owner of Elgin common stock.
      You should read the information below together with the historical financial statements and related notes and other information of Elgin included in this proxy statement/ prospectus and the historical financial statements and related notes that Franklin has presented in its prior Securities and Exchange Commission filings, which Franklin has incorporated into this document by reference. See “Where You Can Find More Information” on page 87 for instructions on how to receive copies of the incorporated information. We expect that Elgin and Franklin will incur merger and integration charges as a result of combining their companies. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these expenses or benefits. The unaudited pro forma combined data below is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

	At or for the Three Months Ended March 31, 2005				At or for the Year ended December 31, 2004

			Elgin				Elgin

		Pro Forma		Equivalent		Pro Forma		Equivalent
	Franklin	Combined(1)	Historical	Pro Forma(2)	Franklin	Combined(1)	Historical	Pro Forma(2)

Earnings (loss) per share:
Basic	$0.32	$0.30	$(1.61)	$5.10	$1.09	$1.07	$15.44	$18.19
Diluted	0.31	0.29	(1.61)	5.00	1.07	1.05	15.44	17.83
Book value per share	$13.13	$13.25	$249.06	$224.67	$12.82	$12.96	$254.74	$219.76
Cash dividends per share	—	—	—	—	—	—	15.00	—
Basic weighted average common shares outstanding	21,895,785	22,574,046	40,000		21,276,560	21,954,821	40,000
Weighted average diluted shares	22,375,253	23,053,514	40,000		21,716,582	22,394,843	40,000
Share outstanding at end of period	21,895,785	22,574,046	40,000		21,895,785	22,574,046	40,000

(1)	The combined company’s pro forma data includes the effect of the merger on the basis described in the notes to the unaudited pro forma combined consolidated financial information included elsewhere in this document.

(2)	Elgin’s equivalent pro forma amounts have been calculated by multiplying the combined company’s pro forma earnings and book value per share amounts by the exchange ratio of 16.9565 shares of Franklin common stock for each share of Elgin common stock, based on an assumed price for Franklin common stock of $17.25 per share.

Comparative Stock Prices
      The following table summarizes the market values of the Franklin common stock on January 26, 2005, the business day prior to the announcement of the proposed merger, and as of the most recent date practicable preceding the date of this proxy statement/ prospectus and the equivalent pro forma value of a share of Franklin common stock at such dates based on the exchange ratio. Historical market value information regarding the Elgin common stock is not provided because there is no active market for Elgin common stock. Because the market price of Franklin common stock is subject to fluctuation, the market value of the shares of Franklin common stock that holders of Elgin common stock would receive upon consummation of the merger may increase or decrease prior to the receipt of such shares following completion of the merger. You should obtain current market quotations for the Franklin common stock.

		Equivalent Pro Forma
	Franklin	per Share of Elgin
	Historical(1)	Common Stock(2)

January 26, 2005	$17.17	$291.14
June 3, 2005	$17.19	$291.48

(1)	Represents the closing price of Franklin common stock on the Nasdaq National Market.

(2)	Equivalent pro forma market value per share of Elgin common stock represents the historical market value per share of Franklin common stock multiplied by 16.9565, the assumed exchange ratio, assuming the average of the daily volume-weighted average prices of the Franklin common stock for the twenty consecutive trading days prior to and including the second day prior to the closing date is $17.25.

RISK FACTORS
      An investment in the Franklin common stock in connection with the merger involves risks. You should carefully read and consider all of these risks and all other information contained in this proxy statement/ prospectus in deciding whether to vote for approval of the merger agreement and the transactions contemplated by the merger agreement. If any of the risks described in this proxy statement/ prospectus occur, the merger consideration to be received by Elgin shareholders and/or Franklin’s financial condition, liquidity and results of operations could be materially and adversely affected. If this were to happen, the value of Franklin common stock could decline significantly, and you could lose all or a part of your investment.
Risks Associated With the Merger

Fluctuations in market prices of Franklin common stock will affect the number of shares of Franklin common stock that Elgin shareholders receive in connection with the merger.
      Upon completion of the merger, your shares of Elgin common stock (other than any dissenting shares) will be converted into shares of Franklin common stock and cash. The number of shares of Franklin common stock to be received will be equal to the quotient obtained by dividing $292.50 by the average of the daily volume-weighted average prices of the Franklin common stock for the twenty consecutive trading days prior to and including the second trading day prior to the closing date. Since the average sales price of Franklin common stock may vary daily prior to the closing date, the number of shares of Franklin common stock you will receive may also vary. We cannot assure you of the number of the shares of Franklin common stock that you will receive in the merger.
      The price of Franklin common stock may change from its price on the date of this proxy statement/ prospectus, the date of the Elgin special meeting and the date for determining the average trading price discussed above. Stock price fluctuations may result from a variety of factors, some of which are beyond the control of Franklin, including, among other things, changes in Franklin’s business, operations and prospects, regulatory considerations and general market and economic conditions. Because the date the merger is to be completed will be later than the date of the special meeting, the price of the Franklin common stock on the date of the special meeting may not be indicative of the average of the daily volume-weighted average prices of the Franklin common stock for the twenty consecutive trading days prior to and including the second trading day prior to the closing date. Accordingly, at the time you vote with respect to the merger agreement, you will not know the number of shares of Franklin common stock that you will receive in the merger.

Franklin may have difficulty combining the operations of Elgin with its own operations.
      Achieving the anticipated benefits of the merger will depend in part upon whether Franklin can integrate the operations of Elgin with those of Franklin Bank in an efficient and effective manner. Franklin’s ability to integrate Elgin’s operations successfully will depend on its ability to monitor operations, control costs, maintain positive customer relations, attract, assimilate and retain qualified personnel and maintain regulatory compliance. Significant integration issues that could arise include consolidation of data processing operations, resolution of employee uncertainty and combination of employee benefit plans. Franklin may not be able to accomplish this integration smoothly or efficiently, and completing the integration process may be more expensive than anticipated. Any inability of Franklin to integrate successfully the operations of Elgin with those of Franklin Bank could have an adverse effect on the business, results of operations and financial condition of Franklin.

You will have less influence as a stockholder of Franklin than as a shareholder of Elgin.
      As an Elgin shareholder, you currently have the right to vote in the election of the board of directors of Elgin and on other matters affecting Elgin. The merger will transfer control of Elgin to Franklin and to the stockholders of Franklin. When the merger occurs, you will become a stockholder of Franklin with a percentage ownership of Franklin that is smaller than your percentage ownership of Elgin. Because of this, you will have less influence on the management and policies of Franklin than you now have on the management and policies of Elgin.
Risks Associated With Franklin

Franklin may be unable to successfully continue to implement its growth business strategy, which may adversely affect its future prospects and financial performance.
      Franklin’s strategic plan is directed toward enhancement of its return to its stockholders through a significant increase in its asset size, the development of new customer deposit accounts, the expansion of its loan products and expansion into growing markets outside metropolitan areas in Texas. This requires:

•	that Franklin find attractive market opportunities so that it may profitably execute its strategic plan;

•	that Franklin continue to profitably build its products to provide it with the revenue to support its expansion;

•	the use of a substantial amount of more rate sensitive “brokered” deposits to fund its asset growth. Brokered deposits are deposits that Franklin obtains from or through a deposit broker. Such deposits constituted approximately 60% of Franklin’s total deposits as of March 31, 2005;

•	that Franklin identify, hire and retain qualified employees, and maintain the information systems, necessary to manage its growth; and

•	continued compliance with regulatory requirements applicable to Franklin’s business.
      Changes in the general and regional economic environment, such as an increase in mortgage rates or a decline in the housing market, may prevent Franklin from originating or purchasing loans in volumes and on terms sufficient to support its strategic plan. Changes in general market conditions may materially and adversely affect Franklin’s ability to find the necessary funding to support its growth. In addition, Franklin may be unable to find and retain staff necessary to support its anticipated growth in its business activities, and the information systems supplied by its vendors may be inadequate to support this growth. Finally, because Franklin is a highly regulated institution, its growth strategy could raise regulatory concerns that could in turn prevent it from implementing all or part of its strategic plan.
      Any of these developments could have a material adverse effect on Franklin’s financial condition, results of operations and cash flows.

If Franklin is unable to identify and acquire other financial institutions and successfully integrate its business with those of the companies that Franklin has acquired or acquires in the future, its business and earnings may be adversely affected.
      Franklin intends to grow by acquisitions, including but not limited to the acquisition of other financial institutions, branch offices and loan portfolios. Since its acquisition of Franklin Bank, Franklin has considered and entered into discussions regarding potential acquisitions. On April 30, 2003, Franklin completed the acquisition of Highland Lakes Bancshares Corporation, located in Kingsland, Texas. On December 30, 2003, Franklin completed the acquisition of Jacksonville Bancorp, Inc. for approximately $67.7 million in cash. On February 29, 2004, Franklin completed the acquisition of Lost Pines Bancshares, Inc. for approximately $6.9 million in cash. On December 4, 2004, Franklin completed the acquisition of Cedar Creek Bancshares, Inc. for approximately $11.3 million in cash and $12.3 million in Franklin common stock. On May 9, 2005, we completed the acquisition of The First National Bank of Athens, located in Athens, Texas, for approximately $43.5 million in cash and $14.5 million in Franklin common stock. Franklin intends to continue to consider other potential acquisition opportunities in the future. Other potential future transactions may be effected quickly, may occur at any time and may be significant in size relative to Franklin’s existing assets and operations. However, no assurance can be given that Franklin will be able to successfully make such acquisitions on terms acceptable to it.

      The market for acquisition targets is highly competitive, which may adversely affect Franklin’s ability to find acquisition candidates that fit its growth strategy. To the extent that Franklin is unable to find suitable acquisition targets, an important component of its growth strategy may not be realized. Acquisitions will be subject to regulatory approval, and Franklin may be unable to obtain such approvals. In addition, some acquisitions will likely require Franklin to consolidate data processing operations, combine employee benefit plans, create joint account and lending products and develop unified marketing plans, which could increase Franklin’s operating costs significantly.
      Furthermore, Franklin’s ability to grow through acquisitions will depend on Franklin’s maintaining sufficient regulatory capital levels and on general and regional economic conditions. Franklin may also elect to finance future acquisitions with debt financings, which would increase its debt service requirements, or through the issuance of additional common or preferred stock, which could result in dilution to its stockholders. There can be no assurance that Franklin will be able to arrange adequate financing for any acquisitions on acceptable terms.
      Franklin’s ability to successfully integrate the Cedar Creek, Athens and Elgin transactions, and its ability to successfully integrate future transactions, will depend primarily on its ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. Franklin cannot assure you that it will be able to integrate its operations without encountering difficulties, such as the loss of key employees and customers, the imposition of regulatory restrictions, the disruption of its ongoing business or possible inconsistencies in standards, controls, procedures and policies. The integration process also may require significant time and attention from Franklin’s management that would otherwise be directed at developing its existing business. Estimated cost savings are projected to come from various areas that Franklin identified through its due diligence and integration planning process. If Franklin has difficulties with any of these integrations, it might not achieve the economic benefits it expects to result from these acquisitions and this would likely hurt its business and its earnings. In addition, Franklin may experience greater than expected costs or difficulties relating to the integration of these banks, and may not realize expected cost savings from these acquisitions within the expected time frames.

Franklin has a limited operating history, which makes it difficult to predict its future prospects and financial performance.
      Franklin has only been operating as the holding company for Franklin Bank since April 10, 2002. Due to this limited operating history, it may be difficult to evaluate Franklin’s business prospects.

Franklin relies, in part, on external financing to fund its operations and the unavailability of such funds in the future could adversely affect its growth strategy and prospects.
      Franklin’s ability to implement its business strategy will depend on its ability to obtain funding for acquisitions, loan originations, working capital and other general corporate purposes.
      Franklin does not anticipate that its community banking and commercial deposits will be sufficient to meet its funding needs. Franklin therefore relies on wholesale and brokered deposits, Federal Home Loan Bank advances and other wholesale funding sources to obtain the funds necessary to implement its growth strategy.
      To the extent Franklin is not successful in obtaining such funding, it will be unable to implement its strategy as planned which could have a material adverse effect on its financial condition, results of operations and cash flows.

Franklin’s reliance on brokered deposits to fund its growth may substantially increase its funding costs. In addition, regulatory constraints may limit Franklin’s ability to acquire these deposits.
      Brokered deposits, which are more sensitive to changes in interest rates than are community banking deposits, constituted approximately 60% of Franklin’s total deposits at March 31, 2005. Brokered deposits are priced based on the current general level of interest rates and, unlike retail deposits, do not take into account regional pricing. Franklin’s ability to continue to acquire brokered deposits is subject to its ability to price these deposits at competitive levels, which may substantially increase its funding costs. In addition, if Franklin’s capital levels were to fall below “well capitalized” under the Prompt Corrective Action standards of the Federal Deposit Insurance Corporation, or FDIC, its ability to accept, renew or roll over these deposits would be subject to its receiving a waiver from the FDIC. Furthermore, Franklin would be limited on the rate that it could pay for these deposits to 75 basis points over the effective yield on deposits that it offers in its normal market area or the national rate for deposits of comparable maturity. Failure to receive a waiver from the FDIC would have a material adverse impact on Franklin’s financial condition, results of operations and cash flows.

Franklin’s small business, commercial real estate and consumer loan portfolios have significant geographic concentration and an economic slowdown or depressed real estate market in its primary markets could be detrimental to its financial condition.
      A substantial portion of Franklin’s small business, commercial real estate and consumer loans are to customers located in Travis, Bastrop, Llano, Cherokee, Gregg, Henderson, Panola and Smith Counties in Texas. Most of these loans are secured by real estate in these counties.
      A deterioration in economic conditions in these counties could have a material adverse effect on the quality of these portfolios and the demand for Franklin’s products and services. In addition, during periods of economic recession, Franklin may experience a decline in collateral values and an increase in delinquencies. Accordingly, the ultimate collectability of a substantial portion of Franklin’s commercial loan portfolio is susceptible to economic changes in these markets. A significant downturn in the real estate market in these areas would be detrimental to Franklin’s financial condition.
      In addition, if any of these developments were to result in losses that materially and adversely affected Franklin Bank’s capital, Franklin and Franklin Bank might be subject to regulatory restrictions on operations and growth and to a requirement to raise additional capital.

Franklin’s loan portfolio may be significantly affected by the economy of California.
      As of March 31, 2005, approximately 31.0% of the principal amount of Franklin’s loan portfolio was secured by properties located in California. Consequently, Franklin’s financial condition, results of operations and cash flows are likely to be significantly affected by economic conditions in California, particularly those affecting the residential real estate markets. In addition, mortgaged properties in California may be particularly susceptible to certain types of uninsurable hazards, such as earthquakes, floods, mudslides or other natural disasters. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster, in California could materially and adversely affect the value of the mortgaged properties located there and increase the risk of delinquency, foreclosure, bankruptcy or loss on mortgage loans in Franklin’s portfolio. These events could have a material adverse effect on Franklin’s financial condition, results of operations and cash flows.

If Franklin is unable to continue to purchase single family loans in bulk from the entities with which it currently has correspondent relationships, or other entities, Franklin’s business and financial results may suffer.
      Franklin’s single family mortgage loans grew by $1.2 billion to $2.7 billion at March 31, 2005, from $1.5 billion at December 31, 2003. This growth is attributable to the purchase of $2.3 billion, and the origination of $809.2 million, of single family mortgage loans. The single family loan purchases were primarily through correspondent relationships with Countrywide Home Loans Inc., which accounted for 75% of total purchases and Morgan Stanley, which accounted for 10% of total purchases during the year ended December 31, 2004. Franklin is not contractually obligated to purchase loans from any of these entities on an ongoing basis. If Franklin is unable to continue to purchase single family loans in bulk from these or other entities its business and financial results may suffer.

The majority of Franklin’s single family loan portfolio consists of newly originated loans which may cause its loan portfolio to experience increased losses as the loans season.
      At March 31, 2005, approximately 46% of Franklin’s single family loan portfolio was comprised of single family mortgage loans that are less than a year old. Losses on single family mortgage loans generally occur after the loans are three years old. Therefore, Franklin may experience a significant increase in losses on its single family mortgage loans as these loans age, and it may have to increase its allowance for credit losses accordingly. This may have a material adverse impact on Franklin’s financial condition, results of operations and cash flows.

Franklin is subject to losses resulting from fraudulent and negligent acts on the part of loan applicants, mortgage brokers, correspondents or other third parties.
      Franklin relies heavily upon information supplied by third parties, including the information contained in loan applications, property appraisals, title information and employment and income documentation, in deciding which loans it will originate, as well as the terms of those loans. Additionally, Franklin’s mortgage banker finance product poses a particular risk of losses due to fraudulently or improperly documented collateral. If any of the information upon which Franklin relies is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than Franklin had expected, or Franklin may fund a loan that it would not have funded or on terms it would not have extended. Whether a misrepresentation is made by the loan applicant, the mortgage broker or another third party, Franklin generally bears the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it has been sold prior to detection of the misrepresentation. After a loss from a misrepresentation occurs, the source is often difficult to locate, and it is often difficult to recover any of the monetary losses Franklin has suffered.
      Although Franklin believes it has controls and processes designed to help it identify misrepresentations contained in information furnished to it in its loan origination operations, Franklin cannot assure you that it has detected or will detect all misrepresentations in its loan origination operations.

Franklin is subject to losses resulting from the nature of its mortgage banker finance borrowers.
      The small- and medium-sized mortgage companies to which Franklin markets its mortgage banker finance products generally tend to be more thinly capitalized than are other commercial borrowers, which increases the risk that these borrowers will become over-leveraged or experience cash flow difficulties. Therefore, Franklin’s lending in this product exposes it to an increased risk that its borrowers may experience financial difficulties and be unable to perform as required under their loans, which could have a material adverse effect on Franklin’s financial condition, results of operations and cash flows. As of March 31, 2005, Franklin had $270.9 million in warehouse lines committed, of which $148.1 million was outstanding.

Franklin’s business is subject to interest rate risk and variations in interest rates may adversely affect its financial performance.
      The majority of Franklin’s assets and liabilities are monetary in nature and subject Franklin to significant risk from changes in interest rates. Like most financial institutions, changes in interest rates can impact Franklin’s net interest income as well as the valuation of its assets and liabilities. Based on Franklin’s one-year cumulative interest rate gap at March 31, 2005 of negative $419.3 million, an increase in the general level of interest rates may adversely affect Franklin’s net yield on interest-earning assets since its interest-bearing liabilities reprice faster than its interest earning assets. In addition, due to the periodic caps which limit interest rate changes on Franklin’s mortgage-backed securities and loans that pay interest at adjustable rates, an increase in rates greater than the periodic interest rate caps on these loans, usually 2% per year, may adversely affect Franklin’s interest income earned on these assets. In view of the low rates of return on savings, loans and investments that currently prevail, it is quite possible that significant changes in interest rates may take place in the future, although Franklin cannot predict the nature or magnitude of such changes or how such changes may affect its business.
      Additionally, an increase in interest rates may, among other things, reduce the demand for loans and Franklin’s ability to originate loans. A decrease in the general level of interest rates may affect Franklin through, among other things, increased prepayments on its loan and mortgage-backed securities portfolios and increased competition for deposits. Accordingly, changes in the level of market interest rates affect Franklin’s net yield on interest-earning assets, loan origination volume, loan and mortgage-backed securities portfolios, and its overall results.
      Franklin’s profitability is dependent to a large extent on its net interest income. Net interest income is the difference between:

•	interest income on interest-earning assets, such as loans and investment securities; and

•	interest expense on interest-bearing liabilities, such as deposits.
      Fluctuations in interest rates are not predictable or controllable. Changes in interest rates can have differing effects on various aspects of Franklin’s business, particularly on its net interest income and the cost of purchasing residential mortgage loans in the secondary market. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or changes in the relationships between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce Franklin’s net interest income.
      Additionally, in periods of rising interest rates mortgage loan originations typically decline, depending on the overall performance of the economy. To the extent that Franklin’s mortgage originations decline, its income from mortgage originations may also decline.

Franklin’s mortgage origination activities are subject to interest rate risk that may adversely affect its earnings.
      Franklin originates single family mortgage loans to be sold into the secondary market. As part of this process Franklin may commit to an interest rate to the borrower prior to selling the loan into the secondary market. In order to mitigate the risk that a rise in market interest rates will cause a decline in the value of the loan, Franklin may enter into forward sales agreements at the time the loan’s interest rate is set. Franklin enters into these forward sales agreements based on the amount of the loans it has committed to make at a particular interest rate and the amount of these commitments it expects to fund. Because Franklin uses an estimate of the amount of loans that it expects to close, actual funding amounts may vary. Franklin tends to close a higher percentage of loans with committed interest rates lower than the current market and lower percentages of loans that have a committed interest rate greater than the current market. These variances may have a negative effect on Franklin’s earnings. In addition, because the forward sales agreements may be executed at different rates than the loan commitment, these agreements may not respond to changes in interest rates to the same degree as the mortgage loan. As of March 31, 2005, Franklin had $25.2 million in fixed rate mortgage loans with committed rates after considering the amount of commitments expected to expire prior to closing the related loan, that had not closed and $15.4 million in forward sales agreements allocated to these commitments.

Franklin faces strong competition from other financial institutions and financial service companies offering services similar to those offered by it, which could hurt its business.
      The banking business is highly competitive, and Franklin’s profitability will depend principally upon its ability to compete in the markets in which its banking operations are located. Franklin competes with thrifts, commercial banks, credit unions, mortgage companies, specialty finance companies, brokerage firms, investment banks, insurance companies and other financial services companies which may offer more favorable financing than it offers. Most of these competitors are more established than Franklin is and have greater financial and other resources. Franklin can give you no assurance that it will be able to compete effectively as it seeks to implement its growth strategy.
      Federal statutes and rules governing federally chartered banks and thrifts allow those entities to engage in mortgage and other lending in multiple states on a substantially uniform basis and without the need to comply with state licensing and other laws affecting mortgage lenders, including so-called state “predatory lending” laws directed at certain residential mortgage loans that are defined as “high cost” and that have other features found objectionable in such state legislation. Accordingly, Franklin Bank, as a state chartered savings bank, may be subject to state legal requirements and legal risks under state laws to which federally chartered competitors are not subject and this disparity may have the effect of giving those entities legal and competitive advantages.

Franklin is subject to extensive regulation and supervision that could materially and adversely affect its financial performance.
      Savings and loan holding companies and Texas state savings banks operate in a highly regulated environment and are subject to extensive supervision and examination by several state and federal agencies.
      Franklin is subject to examination and supervision by the Office of Thrift Supervision, or OTS, since it elected to be treated as a savings and loan holding company. It is possible that the OTS may adopt additional limitations on savings and loan holding companies, although the OTS has not proposed any specific limitations at this time.
      Franklin Bank, as a Texas state savings bank, is subject to regulation and supervision by the Texas Savings and Loan Department, or TSLD. Franklin Bank is also regulated by the FDIC, as administrator of the Bank Insurance Fund, or BIF, and with respect to capital distributions, by the OTS. These regulations are intended primarily for the protection of depositors and customers, rather than for the benefit of investors.
      Franklin is subject to changes in federal and state laws, as well as changes in regulations and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could materially and adversely affect Franklin’s business and operations. In particular, because Franklin has a high-growth strategy, this regulatory environment could have a material adverse effect on its financial condition, results of operations and cash flows if any of these agencies determines that Franklin must change its strategy or otherwise imposes additional restrictions or requirements that limit Franklin’s business flexibility.

Franklin is dependent on key individuals and on its continued ability to attract qualified and experienced personnel. The loss of one or more of these key individuals, or Franklin’s inability to continue to attract such personnel, could curtail its growth and materially and adversely affect its prospects.
      Franklin is dependent on certain members of its management, including Anthony J. Nocella, its President and Chief Executive Officer, Daniel E. Cooper, its Managing Director of Mortgage Banking, and Michael Davitt, its Managing Director of Commercial Lending. The unexpected loss of any of these members of management could have a material adverse effect on Franklin.
      Franklin’s success also depends on its continued ability to attract and retain experienced loan officers and support staff, as well as other management personnel. Franklin currently does not have employment agreements or non-competition agreements with any of its existing loan officers and the loss of the services of several of such key personnel could materially and adversely affect its growth strategy and prospects to the extent Franklin is unable to replace such personnel. Competition for loan officers is strong within the residential construction lending, mortgage banker finance and mortgage banking industries and Franklin may not be successful in attracting or retaining the personnel it requires.

Franklin’s allowance for credit losses may be insufficient to cover actual losses, which could materially and adversely affect its financial performance.
      Franklin’s allowance for credit losses was $7.6 million, or 0.22% of total loans outstanding and 170.1% of non-performing loans, as of March 31, 2005. Significant increases to the allowance for credit losses may be necessary if material adverse changes in general economic conditions occur and the performance of Franklin’s loan portfolio deteriorates.
      In addition, if Franklin had to foreclose on assets, additional adjustments may be necessary to ensure that the foreclosed assets are carried at the lower of cost or fair value, less estimated cost to dispose of the foreclosed assets. As a part of their examinations, the FDIC and TSLD periodically review Franklin Bank’s estimated losses on loans and the carrying value of its assets. Increases in the provision for credit losses and other real estate owned could materially and adversely affect Franklin’s financial condition, results of operations and cash flows.

An interruption in or breach of Franklin’s information systems may result in lost business.
      Franklin relies heavily on communications and information systems furnished by third party service providers to conduct its business. Any failure or interruption or breach in security of these systems could result in failures or interruptions in Franklin’s customer relationship management, general ledger, deposit, servicing and/or loan origination systems. Franklin cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by Franklin or the third parties on which it relies. The occurrence of any failures or interruptions could have a material adverse effect on Franklin’s financial condition, results of operations and cash flows.

Franklin relies on information system technology from third party service providers, and it may not be able to obtain substitute providers on terms that are as favorable if its relationships with its existing service providers are interrupted.
      Franklin relies on third party service providers for much of its information technology systems, including customer relationship management, general ledger, deposit, servicing and loan origination systems. If any of these third party service providers experience financial, operational or technological difficulties, or if there is any other disruption in Franklin’s relationships with them, Franklin may be required to locate alternative sources of such services, and Franklin cannot assure you that it could negotiate terms that are as favorable to it, or could obtain services with similar functionality as found in its existing systems without the need to expend substantial resources, if at all.

Franklin is exposed to environmental liabilities with respect to properties to which it takes title.
      In the course of its business, Franklin may foreclose on and take title to residential properties and could be subject to environmental liabilities with respect to these properties. Franklin may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, Franklin may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If Franklin ever becomes subject to significant environmental liabilities, its financial condition, results of operations and cash flows could be materially and adversely affected.
Risks Associated With an Investment in Franklin’s Common Stock

The market price and trading volume of Franklin’s common stock may be volatile.
      On December 18, 2003, Franklin completed an initial public offering of its common stock, which is listed on the Nasdaq National Market. While there has been an active trading market in Franklin’s common stock since the initial public offering, Franklin cannot assure you that an active trading market in its common stock will be sustained.
      Even if active trading of Franklin’s common stock continues, the market price of the common stock may be highly volatile and subject to wide fluctuations. In addition, the trading volume in Franklin’s common stock may fluctuate and cause significant price variations to occur. If the market price of Franklin’s common stock declines significantly, you may be unable to resell your shares at or above the price that the shares were valued at the time of the merger. Franklin cannot assure you that the market price of its common stock will not fluctuate or decline significantly in the future. Some of the factors that could adversely affect Franklin’s share price or result in fluctuations in the price or trading volume of its common stock include:

•	actual or anticipated fluctuations in Franklin’s results of operations;

•	failure to be covered by securities analysts, or failure by Franklin to meet securities analysts’ expectations;

•	success of Franklin’s operating strategies;

•	realization of any of the risks described in this section;

•	prevailing interest rates;

•	decline in the stock price of companies that are Franklin’s peers; or

•	general market and economic conditions.
      Because Franklin is a relatively new public company, and, prior to its initial public offering there was no active trading market in its common stock, these fluctuations may be more significant for Franklin than they would be for a company whose stock has been publicly traded over an extended period of time.
      In addition, over the last few years the stock market has experienced extreme price and volume fluctuations. These market fluctuations may materially and adversely affect the trading price of Franklin’s common stock, regardless of its actual operating performance.

Franklin currently does not intend to pay any dividends on its common stock. In addition, Franklin’s future ability to pay dividends is subject to restrictions. As a result, capital appreciation, if any, of Franklin’s common stock will be your sole source of gains for the foreseeable future.
      Franklin currently does not intend to pay any dividends on its common stock. In addition, since Franklin is a holding company with no significant assets other than Franklin Bank, it depends upon dividends from Franklin Bank for all of its revenues. Accordingly, Franklin’s ability to pay dividends depends upon its receipt of dividends or other capital distributions from Franklin Bank.
      Additionally, Franklin is restricted from paying any dividends on its common stock if an event of default has occurred on its junior subordinated notes.
      Franklin Bank’s ability to pay dividends or make other capital distributions to Franklin is subject to the regulatory authority of the TSLD, the OTS and the FDIC. Under Texas law, a Texas state savings bank is permitted to pay dividends out of current or retained income, although the TSLD reserves the right to restrict dividends for safety and soundness reasons. As of March 31, 2005, Franklin Bank could have paid approximately $38.2 million in dividends without the prior approval of the OTS.
      “Capital distributions” regulated by the OTS include:

•	distributions of cash or other property to owners made because of their ownership (but not including stock dividends);

•	payments by a savings association or savings bank holding company to repurchase or otherwise acquire its shares or debt instruments included in total capital;

•	direct or indirect payments of cash or property made in connection with a restructuring, including payments to stockholders of another entity in a cash merger; and

•	other distributions charged against capital accounts of an association if, as a result, the savings association would not be well-capitalized.
      Franklin Bank’s ability to make capital distributions is subject to regulatory limitations. Generally, Franklin Bank may make a capital distribution without prior OTS review or approval in an amount equal to Franklin Bank’s net income for the current calendar year to date, plus retained net income for the previous two years, provided that Franklin Bank does not become less than well-capitalized as a result of the distribution. Franklin Bank’s ability to make such distributions depends on maintaining eligibility for “expedited status.” Franklin Bank currently qualifies for expedited status, but there can be no assurance that it will maintain its current status.
      Additionally, although no prior OTS approval may be necessary, Franklin Bank is required to give the OTS 30 days’ notice before making any capital distribution to Franklin. The OTS may object to any capital distribution if it believes the distribution will be unsafe and unsound. Additional capital distributions above the limit for an expedited status institution are possible but require the prior approval of the OTS. An application to the FDIC is also necessary if any distribution would cause Franklin Bank to become less than adequately capitalized. Neither the OTS nor the FDIC is likely to approve any distribution that would cause Franklin Bank to fail to meet its capital requirements or to become under-capitalized on a pro forma basis after giving effect to the proposed distribution. The FDIC has back-up authority to take enforcement action if it believes that a capital distribution by Franklin Bank constitutes an unsafe or unsound action or practice, even if the OTS has approved the distribution.

Franklin’s corporate organizational documents and the provisions of Delaware law to which it is subject may delay or prevent a change in control of Franklin that you may favor.
      Franklin’s certificate of incorporation and bylaws contain provisions that either alone or in combination with the provisions of Delaware law described below, may have the effect of delaying or making it more difficult for another person to acquire Franklin by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. These provisions include:

•	A board of directors classified into three classes of directors with each class having staggered, three-year terms. As a result of this provision, at least two annual meetings of stockholders may be required for the stockholders to change a majority of Franklin’s board of directors.

•	The board’s authority to issue shares of preferred stock without stockholder approval, which preferred stock could have voting, liquidation, dividend or other rights superior to those of Franklin’s common stock. To the extent any such provisions are included in any preferred stock, they could have the effect of delaying, deferring or preventing a change of control.

•	Franklin’s stockholders cannot act by less than unanimous written consent and must comply with the provisions of Franklin’s bylaws requiring advance notification of stockholder nominations and proposals. These provisions could have the effect of delaying or impeding a proxy contest for control of Franklin.

•	Provisions of Delaware law, which Franklin did not opt out of in its certificate of incorporation, that restrict business combinations with “interested stockholders” and provide that directors serving on staggered boards of directors, such as Franklin’s, may be removed only for cause.
      Any or all of these provisions could discourage tender offers or other business combination transactions that might otherwise result in Franklin’s stockholders receiving a premium over the then current market price of Franklin’s common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
      Franklin and Elgin both have made forward-looking statements in this proxy statement/ prospectus (and in documents to which we refer you in this proxy statement/ prospectus) that are subject to risks and uncertainties. A number of the presentations and disclosures in this proxy statement/ prospectus, including any statements preceded by, followed by or which include the words “may,” “could,” “should,” “will,” “would,” “hope,” “might,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “assume” or similar expressions constitute forward-looking statements. Many possible events or factors could affect the future financial results and performance of each of our companies before the merger or Franklin after the merger, and could cause those results or performance to differ materially from those expected in the forward-looking statements. These possible events or factors include the following:

•	Franklin’s actual cost savings resulting from the merger are less than expected, Franklin is unable to realize those cost savings as soon as expected or Franklin incurs additional or unexpected costs;

•	Franklin’s revenues after the merger are less than expected;

•	deposit attrition, operating costs, customer loss and business disruption before and after the merger are greater than Franklin expected;

•	competition among financial services companies increases;

•	Franklin has more trouble integrating the acquired business than expected;

•	changes in the interest rate environment reduce Franklin’s interest rate margins;

•	general business and economic conditions in the markets Franklin serves change or are less favorable than expected;

•	legislative or regulatory changes adversely affect Franklin’s business;

•	changes occur in business conditions and inflation;

•	personal or commercial customers’ bankruptcies increase;

•	changes occur in the securities markets;

•	technology-related changes are harder to make or more expensive than expected; and

•	factors which would result in a condition to the merger not being satisfied.
      For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements, see the “Risk Factors” section beginning on page 19.
      A forward-looking statement may include a statement of the assumption or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith and we believe that they are reasonable. However, we caution you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. Therefore, we advise you to not place undue reliance on forward-looking information and statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this proxy statement/ prospectus, any supplement hereto and any documents that have been incorporated by reference. We will not update these statements unless the securities laws require us to do so. The forward-looking statements are made as of the date of this proxy statement/ prospectus, the applicable supplement hereto or the applicable documents incorporated by reference, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this proxy statement/ prospectus, any supplement hereto and any documents that have been incorporated by reference, are expressly qualified by these cautionary statements and similar cautionary statements made in any supplement hereto and any documents that have been incorporated by reference.

THE ELGIN SPECIAL MEETING
Date, Time and Place of the Special Meeting
      The special meeting of Elgin shareholders will be held at 10:00 a.m., local time, on July 12, 2005 at 31 North Main Street, Elgin, Texas.
Purpose
      The purpose of the special meeting is to consider and vote upon a proposal to approve the merger agreement, dated as of January 26, 2005, by and among Franklin, Franklin Bank and Elgin, and the transactions contemplated by the merger agreement. The merger agreement provides, among other things, for Franklin’s acquisition of Elgin through the merger of Elgin with and into Franklin Bank.
      At this time, the Elgin board of directors is unaware of any matter, other than the matter set forth above, that may be presented for action at the special meeting.
Shares Entitled to Vote, Quorum and Vote Required
      The holders of record of the outstanding shares of Elgin common stock at the close of business on May 20, 2005 will be entitled to notice of and to vote at the special meeting. At the close of business on that date, there were 40,000 shares of Elgin common stock issued and outstanding and entitled to vote at the special meeting.
      At the special meeting, the shareholders of Elgin will be entitled to one vote for each share of Elgin common stock owned of record on May 20, 2005. The holders of a majority of the shares of Elgin common stock entitled to vote at the special meeting must be present, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of at least two-thirds of the issued and outstanding Elgin common stock is required to approve the merger agreement and the transactions contemplated by the merger agreement.
      Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. The proposal to approve the merger agreement and the transactions contemplated by the merger agreement is a “non-discretionary” item, meaning that brokers and banks who hold shares in an account for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstentions and broker non-votes will have the same effect as a vote against approval of the merger agreement and the transactions contemplated by the merger agreement or a failure to vote on the merger agreement and the transactions contemplated by the merger agreement. Accordingly, the Elgin board of directors encourages you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed envelope.
      On the record date, the directors and executive officers of Elgin were entitled to vote, in the aggregate, 8,711 shares of Elgin common stock, or approximately 21.8% of the outstanding shares of Elgin common stock entitled to vote at the special meeting. Directors, executive officers and other shareholders of Elgin, who in the aggregate are entitled to vote approximately 31.3% of the outstanding shares of Elgin common stock, have executed agreements to vote their shares of Elgin common stock in favor of approval of the merger agreement and the transactions contemplated by the merger agreement.
      The board of directors of Elgin recommends that you vote FOR the proposal to approve the merger agreement and the transactions contemplated by the merger agreement.
Voting and Revocation of Proxies
      Proxies, in the form enclosed, which are properly executed by the shareholders of Elgin, returned to Elgin and not subsequently revoked will be voted in accordance with the instructions indicated on the proxies. Any properly executed proxy on which voting instructions are not specified will be voted FOR the proposal to approve the merger agreement and the transactions contemplated by the merger agreement. The proxy also grants authority to the persons designated in the proxy to vote in accordance with their own judgment if an unscheduled matter is properly brought before the special meeting.
      If you are the record holder of your shares, you may revoke any proxy given pursuant to this solicitation by the board of directors of Elgin at any time before it is voted at the special meeting by:

•	giving written notice to the Secretary of Elgin;

•	executing a proxy bearing a later date and filing that proxy with the Secretary of Elgin at or before the special meeting; or

•	attending and voting in person at the special meeting.
      All written notices of revocation and other communications with respect to revocation of proxies should be sent to: Elgin Bank of Texas, 31 North Main Street, Elgin, Texas 78621, Attention: Carl F. Herring, Secretary. If you hold your shares in street name with a bank or broker, you must contact such bank or broker if you wish to revoke your proxy.
Solicitation of Proxies; Expenses
      This proxy solicitation is made by the board of directors of Elgin. Elgin is responsible for its expenses incurred in preparing, assembling, printing, and mailing this proxy statement/ prospectus. Proxies will be solicited through the mail. Additionally, directors, officers and employees of Elgin may solicit proxies personally or by telephone or other means of communication. None of such persons will be specifically compensated for such services. Elgin will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners.
THE MERGER
General
      In the merger, Elgin will be merged with and into Franklin Bank, an indirect wholly-owned subsidiary of Franklin, and the separate existence of Elgin will cease. At the effective time of the merger, each share of Elgin common stock will cease to be outstanding and will represent only the right to receive the merger consideration or, if dissenters’ rights have been properly perfected, the fair value of the shares of Elgin common stock as determined in an appraisal proceeding. If the merger is completed, Franklin will pay total merger consideration of $23,400,000 to the shareholders of Elgin, one-half in cash and one-half in shares of Franklin common stock. Shareholders of Elgin will receive, for each share of Elgin common stock owned, $292.50 in cash and a number of shares of common stock of Franklin equal to the quotient obtained by dividing $292.50 by the average of the daily volume-weighted average prices of the Franklin common stock for the twenty consecutive trading days prior to and including the second trading day prior to the closing date. No fractional shares of Franklin common stock will be issued, but an additional cash payment will be made instead. See “The Merger Agreement” on page 45 for a more detailed description of the terms of the merger agreement.
Background of the Merger
      Elgin has operated since 1891 as a modestly sized community bank serving the business and personal needs of residents of Elgin, Texas and its surrounding area located within the growing Austin metropolitan area. Elgin has historically focused its principal business on attracting retail deposits from the general public and investing those funds primarily in the origination of one- to four-family residential construction and mortgage loans, commercial real estate loans and undeveloped land, farmland, multi-family, agriculture, commercial business, and consumer loans. The financial markets of which Elgin is a part, and especially the regulatory environment in which Elgin operates, have become increasingly complex and, in recent years, have been undergoing fundamental restructuring, including rapid consolidation within the entire banking industry. A number of Elgin’s competitors have been acquired by larger and better capitalized financial institutions, adding to the competitive pressures in Elgin’s marketplace.
      Prior to receiving proposals from Franklin, Elgin had not been actively soliciting interest for its sale, but had been pursuing its corporate plan for expanding the business of Elgin through adding an additional branch office in Elgin and building a strong franchise value in its market in order to enhance shareholder value.
      From time to time, Elgin received informal inquiries from potential acquirers. One such inquiry came from a neighboring bank in the early part of 2003. Public and non-public information was provided and general terms, including a cash purchase price substantially less than the price eventually proposed by Franklin, were discussed. The board of Elgin determined, after an informal polling of shareholders and consulting with legal counsel and others, that it was in the best interests of its shareholders to continue its existing business plan to build the franchise of Elgin. Elgin had recently made a substantial investment in a branch office and expanding its loan operations. The board believed that the shareholders of Elgin would attain better value for their investment in having Elgin continue its business plan. As a result, Elgin declined to pursue this preliminary proposal.
      In or about May 2003, when Franklin first contacted Elgin and expressed interest in a possible business combination, Franklin was a privately-held company. Previously, Franklin and Elgin had not had any business relationship. Franklin entered into a confidentiality agreement with Elgin. Although Franklin indicated interest in a potential transaction with Elgin, Elgin had just rejected the proposal discussed above and Franklin was involved in a number of other projects. As a result, further conversations were postponed. Franklin later announced the acquisition of Jacksonville Bancorp, Inc. with nine offices in East Texas and the acquisition of Lost Pines Bancshares, Inc. in Smithville, Texas. In December 2003, Franklin completed its initial public offering, and its shares began trading on the Nasdaq National Market.
      In July 2004, Franklin again contacted Elgin and expressed renewed interest in a business combination. Franklin’s interest was set forth in a non-binding term sheet dated July 14, 2004. Franklin and Elgin entered into a mutual confidentiality agreement dated August 11, 2004 so that they could freely discuss the business combination.
      The board of Elgin actively considered and investigated the business combination proposal submitted by Franklin, first in the form of the July term sheet, then in the form of a revised term sheet from Franklin dated October 27, 2004, and later in the form of the merger agreement. The October term sheet and related correspondence proposed a purchase price of $23.5 million and permitted Elgin to declare and pay its regular annual dividend. Elgin’s management and legal counsel conducted extensive discussions and negotiations with Franklin and its legal counsel regarding the terms of the proposed merger and the merger agreement. Elgin’s management and Sheshunoff, its financial advisor, performed a review of public financial information about Franklin, and Franklin performed its own review of Elgin and its business. The board reviewed and approved the non-binding October term sheet at its meeting on November 3, 2004. Between August 2004 and January 2005, members of the board of Elgin held several meetings regarding the proposed merger, in which Elgin’s legal counsel participated, at which the status and progress of various issues relating to the discussions and negotiations with Franklin were considered.
      In mid-December 2004 and prior to approval of the merger agreement with Franklin, the bank that had made an offer to Elgin in early 2003 again contacted Elgin regarding the possible acquisition of Elgin. The offer was at a price less than the price proposed by Franklin and was subject to numerous conditions, including a full due diligence review. After reviewing the terms of this proposal in detail and comparing it to the Franklin proposal, the Elgin board determined not to pursue negotiations with the other bank at that time. The board directed special legal counsel to proceed to attempt to negotiate a definitive agreement based upon the terms of the Franklin proposal. Management of Elgin was requested to advise the Elgin board of the status of such negotiations from time to time as it deemed necessary, and, after such negotiations were completed, management was instructed to present a proposed definitive agreement for consideration by the Elgin board.

      After Franklin conducted its due diligence, Franklin, Elgin, members of the board of Elgin and their respective counsel met by conference call in January 2005 to discuss several unresolved issues relating to the terms of the merger. Among those issues were the cost of Franklin maintaining deferred compensation agreements for the benefit of certain of Elgin’s directors after the merger, the increased expenses to be incurred by Elgin in connection with the preparation and filing of this proxy statement/ prospectus and the difference between Elgin’s reported earnings and Franklin’s expectations regarding these earnings. After such discussion and negotiations, the proposed purchase price was decreased by $100,000 to $23.4 million. The members of the Elgin board present said they would present the proposal to the full board.
      In mid-January 2005, the Elgin board held a meeting for the purpose of considering the Franklin proposal. At the meeting, the Elgin board discussed with its financial advisor and special legal counsel the terms and conditions of Franklin’s proposal, the historical results and future prospects of Elgin and Franklin, Franklin’s stock price and the perceived value of Elgin’s stock, the board’s fiduciary duties on behalf of Elgin and the process involved in the negotiation of a merger. In assessing such combination proposal, the board considered, among other factors, the adequacy of the terms of the combination proposal, its fairness and feasibility, the Franklin common stock to be received as a part of the merger consideration, the legality of the combination proposal, the impact of the combination proposal and the proposed acquisition on other constituencies (limited to those which bear a reasonable relationship to shareholders’ interests), the risk of non-consummation, the basic shareholder interests at stake, the identity and financial standing of Franklin, Franklin’s background and other banking experiences, and Franklin’s business plans for Elgin, and the effect of such plans on Elgin’s shareholder interests. The Elgin board specifically reviewed and discussed the terms of the merger agreement that limit Elgin’s ability to solicit other offers. The board believed that it possessed a body of reliable information with which to evaluate the fairness of the combination proposal, without conducting an active survey of the market for Elgin. The Elgin board further believed that Elgin and its shareholders would not do better by conducting an active survey of the market. In particular, the board found the exclusivity provisions of the merger agreement to be acceptable because its members had received unsolicited inquiries from other potential parties and investment bankers, from time to time, regarding a transaction with Elgin and the board believed that Franklin’s proposal was the best available transaction for Elgin’s shareholders. The Elgin board considered other factors including, but not limited to, the following: (1) the desirability of Elgin as a merger candidate, (2) the unwillingness of Franklin to make the combination proposal in an auction environment, (3) whether the combination proposal would be considered a preemptive bid at the high range of fairness, (4) whether the market was generally aware that Elgin was for sale, (5) the advice of Sheshunoff, Elgin’s financial advisor, as to the fairness, from a financial point of view, of Franklin’s proposal, to the shareholders of Elgin, (6) whether Franklin’s combination proposal was within the price range of recent transactions effected by similar companies, and (7) the investigation taken by Elgin’s board and officers of the combination proposal. At the meeting, Elgin’s financial advisor presented analyses of Elgin, Franklin and the financial terms of the proposed merger, and Elgin’s special legal counsel thoroughly reviewed the terms and conditions of the merger agreement. After discussion, the Elgin board approved the merger with one dissenting vote. The board authorized the execution of the merger agreement. Following the meeting, the merger agreement was executed by the respective parties, and a joint press release was issued announcing the merger agreement.
      In preparing for the special shareholder meeting, Elgin discovered that Messrs. Davis, Carter, Schanhals and Schroeder, who were previously elected to the board of directors of Elgin, did not own at least 100 shares of Elgin common stock as required by Elgin’s articles of association. This provision mirrored a similar requirement contained in the Texas Banking Act until repeal of the provision in 1981. Although the statutory provision was repealed, the provision in the Elgin articles of association was retained. As the status of these individuals as directors might be subject to challenge, a special meeting of the six directors owning the requisite number of qualifying shares was convened on April 13, 2005, with Messrs. Davis, Carter, Schanhals and Schroeder present. At that meeting, all of the directors approved this proxy statement/prospectus and reaffirmed their approval of the merger and their recommendation that shareholders of Elgin vote in favor of the merger agreement and the transactions contemplated by the merger agreement.

      On May 19, 2005, Franklin, Franklin Bank and Elgin entered into an amendment to the merger agreement which (1) extends the date on which either Elgin or Franklin may terminate the merger agreement if the merger has not been consummated from June 30, 2005 to July 31, 2005, and (2) increases the amount of expenses permitted to be incurred by Elgin in connection with the merger from $200,000 to $325,000.
Recommendation of the Elgin Board and Elgin’s Reasons for the Merger
      Elgin’s board considered the merger and the terms of the merger agreement, including the consideration to be received by Elgin’s shareholders in the merger, in light of economic, financial, legal and market factors and concluded that the merger is fair to and in the best interests of Elgin and its shareholders. The terms of the merger agreement are the result of arms’ length negotiations between Elgin and Franklin, as well as consultations between Elgin and its financial advisor, Sheshunoff, and special legal counsel. The Elgin board considered the factors described above, as well as the historical operating results, current financial condition, business and management and future financial and other prospects of Elgin and Franklin and the advice of Sheshunoff as to the fairness to Elgin’s shareholders, from a financial point of view, of the consideration to be received by them in the merger. Also considered were the relative size and geographic market areas of Elgin and Franklin. The Elgin board believes that the merger will afford Elgin’s shareholders the benefit of receiving part cash for their shares of Elgin stock and the remaining part in Franklin’s common stock, which has a large market capitalization and liquid market. The merger will also offer enhanced opportunities for Elgin to meet the needs of banking customers and other members of the communities served by Elgin. The Elgin board believes that Elgin will be in an enhanced competitive position with respect to other financial institutions in its market area after the merger.
      Following arm’s length negotiations between representatives of Franklin and Elgin, Franklin and Elgin entered into the merger agreement. The aggregate price to be paid to holders of Elgin common stock resulted from negotiations which considered the historical earnings and dividends of Franklin and Elgin, the earnings potential and deposit base of Elgin, potential growth in Elgin’s market, Elgin’s asset quality and the effect of the merger on the shareholders, customers and employees of Franklin and Elgin. In addition, a fairness opinion has been received from Sheshunoff with respect to the fairness, from a financial point of view, of the merger consideration to the shareholders of Elgin.
      The Elgin board recommends that the holders of Elgin common stock vote FOR approval of the merger agreement and the transactions contemplated by the merger agreement.
Franklin’s Reasons for the Merger
      A key element of Franklin’s growth and operating strategy is to expand its community banking business by acquiring small- to medium-sized financial institutions in growing Texas markets outside of metropolitan areas. Franklin’s management identified Elgin as a bank that fits within this strategy. Located in Elgin, Texas, a growing city in the greater Austin, Texas area, Franklin believes that Elgin will serve as an excellent source of deposits and complement the banking network in the Franklin family of community banks.
Opinion of Elgin’s Financial Advisor
      Elgin retained Sheshunoff to provide its opinion as to the fairness, from a financial viewpoint, of the merger consideration to the shareholders of Elgin. As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. The Elgin board of directors retained Sheshunoff based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.
      On January 26, 2005, Sheshunoff rendered its written fairness opinion to Elgin’s board of directors that, as of such date, the merger consideration was fair, from a financial point of view, to the shareholders of Elgin.

      The full text of the fairness opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix B to this proxy statement/ prospectus. You are urged to read Sheshunoff’s fairness opinion carefully and in its entirety. The fairness opinion is addressed to the board of directors of Elgin and does not constitute a recommendation to any Elgin shareholder as to how such shareholder should vote at the special meeting of Elgin’s shareholders.
      In connection with the fairness opinion, Sheshunoff:

•	reviewed the merger agreement;

•	reviewed certain publicly available financial statements and other information about Franklin;

•	reviewed internal financial statements, operating data, and financial forecasts for Elgin;

•	conducted conversations with executive management of Elgin regarding recent and projected financial performance;

•	analyzed the present value of the after-tax cash flows Elgin could produce on an independent basis through the year 2009 based on assumptions provided by management;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that Sheshunoff considered relevant;

•	compared the historical stock price data and trading volume of Franklin common stock with that of certain other comparable publicly traded companies;

•	compared certain financial characteristics and performance measures of Franklin with that of certain other comparable publicly traded companies; and

•	compared the historical stock price performance of Franklin common stock with that of selected indices Sheshunoff deemed relevant.
      In connection with its review, Sheshunoff relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available, and Sheshunoff did not assume any responsibility for independent verification of such information. Sheshunoff assumed that internal confidential financial projections provided by Elgin were reasonably prepared reflecting the best currently available estimates and judgments of the future financial performance of Elgin, and did not independently verify the validity of such assumptions.
      Sheshunoff did not make any independent evaluation or appraisal of the assets or liabilities of Elgin or Franklin nor was Sheshunoff furnished with any such appraisals. Sheshunoff did not examine any individual loan files of Elgin or Franklin. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowances were, in the aggregate, adequate to cover such losses.
      The fairness opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Sheshunoff as of January 25, 2005.
      In rendering the fairness opinion, Sheshunoff performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data. Sheshunoff did not attribute particular weight to any analysis or factor considered by it. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff’s view of the actual value of Elgin, Franklin, or the combined entity.
      In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business, and economic conditions and other matters, many of which are beyond the control of Elgin or Franklin. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses, nor are they appraisals. In addition, Sheshunoff’s analyses should not be viewed as determinative of the opinion of the board of directors or the management of Elgin with respect to the value of Elgin or Franklin or to the fairness of the merger consideration.
      The following is a summary of the analyses performed by Sheshunoff in connection with its opinion. The following discussion contains financial information concerning Elgin and Franklin as of September 30, 2004.
      For the purposes of the following analyses, Sheshunoff utilized a value of the merger consideration of $585.00 per share.

Elgin Discounted Cash Flow Analysis
      Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that Elgin could produce on a stand-alone basis through the year 2009, under various circumstances, assuming that it performed in accordance with the projections provided by Elgin’s management.
      Sheshunoff estimated the terminal value for Elgin at the end of 2009 by capitalizing the final period projected earnings using a discount rate that is the quotient of (1) the assumed annual long-term growth rate of the earnings of Elgin of 5% plus one and (2) the difference between a range of required rates of return and the assumed annual long-term growth rate of earnings in (1) above. Sheshunoff discounted the annual cash flow streams (defined as all earnings in excess of that required to maintain a tangible equity to asset ratio of 7.0%) and the terminal values using discount rates ranging from 12% to 14%. The discount range was chosen to reflect different assumptions regarding the required rates of return of Elgin and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $220.53 to $279.64 as shown in the table below compared to the merger consideration of $585.00.

	Discount Rate

	14%	13%	12%

Elgin present value (in millions)	$8,821	$9,856	$11,186
Elgin present value (per share)	$220.53	$246.40	$279.64

Analysis of Selected Transactions
      Sheshunoff performed an analysis of premiums paid in selected recently completed acquisitions of banking organizations with comparable characteristics to the merger. Two sets of comparable transactions were selected to ensure a thorough analysis.
      The first set of comparable transactions consisted of a group of transactions for banks in metropolitan areas in the state of Texas for which pricing data were available. These comparable transactions consisted of 13 mergers and acquisitions of banks with assets less than $200 million that were announced between

July 1, 2003 and January 24, 2005. The analysis yielded multiples of the purchase prices in these transactions as shown below:

		Price/
	Price/	Tangible	Price/LTM	Price/	Price/
	Book (x)	Equity (x)	Earnings (x)	Assets (%)	Deposits (%)

Minimum	0.99	0.99	8.0	6.7	7.2
Maximum	2.99	2.99	54.4	29.6	32.9
Median	2.05	2.08	19.7	18.1	21.2
Franklin Offer*	2.23	2.23	32.0	28.2	32.6

*	Based on the offer of $23.4 million or $585.00 per share.
      The second set of comparable transactions consisted of banks in the United States with asset size and characteristics similar to Elgin for which pricing data were available. These comparable transactions consisted of 25 mergers and acquisitions of banks in the United States with total assets between $50 million and $100 million that were announced between January 1, 2004 and January 24, 2005. The analysis yielded multiples of the purchase prices in these transactions as shown below:

		Price/
	Price/	Tangible	Price/LTM	Price/	Price/
	Book (x)	Equity (x)	Earnings (x)	Assets (%)	Deposits (%)

Minimum	1.11	1.11	10.9	8.6	9.6
Maximum	2.93	2.93	616.0	30.2	35.4
Median	1.85	1.91	23.2	17.1	21.3
Franklin Offer*	2.23	2.23	32.0	28.2	32.6

*	Based on the offer of $23.4 million or $585.00 per share.

Comparable Company Analysis
      Sheshunoff compared the operating and market results of Franklin to the results of other publicly traded companies. The comparable publicly traded companies were selected primarily on the basis of two criteria: geographic location and total asset size. The geographic location of the companies and, therefore, of the comparables was the United States. Franklin was compared to thrifts with total assets between $2 billion and $4 billion (“Franklin Peer Group”). The data for the following tables were based on information provided by SNL Financial. Some of the ratios presented are proprietary to SNL Financial and may not strictly conform to the common industry determination.

		Franklin Peer Group
	Franklin	Median

Net interest margin	2.18%	3.30%
Efficiency ratio	64.4%	57.2%
Return on average assets	0.56%	1.13%
Return on average equity	6.20%	14.27%
Equity to asset ratio	8.28%	8.08%
Tangible equity to tangible asset ratio	6.45%	7.51%
Ratio of non-performing assets to total assets	0.31%	0.26%
Ratio of non-performing loans to total loans	0.25%	0.35%
Ratio of loan loss reserves to loans	0.86%	1.57%
Ratio of loan loss reserves to non-performing assets	22%	91%
      Generally, Franklin’s performance as measured by its return on average assets, net interest margin and return on average equity was lower than the Franklin Peer Group Median. Its capital level was higher as shown in the equity to asset ratio, while its tangible equity to tangible asset ratio lower. Franklin’s asset quality as measured by its ratio of non-performing assets to total assets and its ratio of non-performing loans to total loans was similar to the Franklin Peer Group Median. Its coverage of non-performing assets as shown by the ratio of loan loss reserves to non-performing assets was lower.
      The companies’ market results based on market data as of September 30, 2004 are contained in the following table.

		Franklin Peer Group
	Franklin	Median

Market price as a multiple of stated book value	1.42	1.99
Market price as a multiple of stated tangible book value	1.88	2.03
Price as a multiple of LTM earnings (Sept 2004)	23.4	16.6
Dividend yield per share	0.00%	2.18%
Dividend payout per share	0.00%	37.4%
      Franklin’s price to book multiples as measured by its market price as a multiple of stated book value and market price as a multiple of stated tangible book value were lower than its peer group. Its price to earnings multiple as shown in the price as a multiple of last 12 months earnings through September 30, 2004 was higher than the comparable ratio for the Franklin Peer Group. Franklin did not pay dividends as of the date of the market data.
      Sheshunoff compared selected stock market results of Franklin to the publicly available corresponding data of other composites that Sheshunoff deemed to be relevant, including (1) the Nasdaq Financial index, (2) the SNL index of thrifts with assets between $1 billion and $5 billion in the U.S., and (3) the SNL thrift index. Franklin’s common stock price has performed somewhat worse than the selected indices for the period from December 18, 2003, the date Franklin stock began trading on Nasdaq, through January 24, 2005.
      No company or transaction used in the comparable company and comparable transaction analyses is identical to Elgin, Franklin, or Franklin as the surviving corporation in the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Elgin and Franklin and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.
      Pursuant to its engagement letter with Elgin, Sheshunoff will receive a fee equal to $17,500 plus reimbursement of expenses up to $500. As of the date of this proxy statement/ prospectus, Sheshunoff has received the complete $18,000 fee. Elgin also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability.
      The fairness opinion is directed only to the question of whether the merger consideration is fair, from a financial point of view, and does not constitute a recommendation to any Elgin shareholder to vote in favor of the merger. No limitations were imposed on Sheshunoff regarding the scope of its investigation or otherwise by Elgin.
      Based on the results of the various analyses described above, Sheshunoff concluded that the merger consideration to be paid by Franklin pursuant to the merger is fair to Elgin shareholders, from a financial point of view.
Quorum and Vote Required to Approve Merger Agreement
      The holders of a majority of the shares of Elgin common stock entitled to vote at the special meeting must be present, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of at least two-thirds of the issued and outstanding Elgin common stock is required to approve the merger agreement and the transactions contemplated by the merger agreement.
Interests of Elgin Directors, Executive Officers and Other Shareholders in the Merger
      In considering the recommendation of the board of directors of Elgin to vote for the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, you should be aware that certain directors, officers and other shareholders of Elgin have interests in the merger that are in addition to, or different from, their interests as shareholders. The board of Elgin was aware of these interests and considered them in approving the merger agreement and the transactions contemplated by the merger agreement. These interests include:

•	Retention Agreement. Concurrently with the execution of the merger agreement, Michael R. Davis entered into a Retention Agreement with Elgin, which becomes effective on the effective date of the merger. See “The Merger Agreement — Retention Agreements” on page 50.

•	Advisory Director Arrangements. Franklin has agreed to take promptly all actions necessary after the effective time of the merger to appoint R. Harry Akin, Wallace H. Cardwell, Carl F. Herring, Edwin O. Lundgren, Jr. and Jeffrey M. Schroeder to the advisory board of directors of Franklin Bank and to cause such persons to continue to be appointed for a period of 24 months after the effective time of the merger.

•	Deferred Compensation Agreements. Elgin and certain of its directors are parties to agreements pursuant to which such directors deferred receipt of all or a portion of their directors’ fees otherwise payable until (1) completion of ten years of service, and (2) retirement or reaching a specified age. As a result, these directors are receiving or are to receive deferred compensation in monthly installments. After the merger, Franklin Bank will become responsible for these payments. The following table sets forth the amount of the monthly payment due to each director, the number of payments to be made and the date on which such payments commenced or will commence:

				Payments
Name of Director	Total Amount Due	Monthly Payment	No. of Mos.	Commence

Ernest F. Bogart	$136,638	$1,138.63	120	08/01/07
Wallace H. Cardwell	215,861	1,798.84	120	01/01/01
Edwin O. Lundgren, Jr.	228,534	1,904.45	120	01/01/01
Estate of Freddie Miller	75,450	628.75	120	01/01/01
Estate of Harold Samuelson	87,377	728.14	120	08/01/00

•	Insurance. Elgin has agreed to obtain an extended reporting period, not to exceed three years, under Elgin’s existing directors’ and officers’ liability insurance policy for purposes of covering actions occurring prior to the effective time of the merger.

•	Indemnification. Franklin has agreed, for a period of six years after completion of the merger, and subject to limitations contained in applicable regulations and Elgin’s articles of association, to cause Franklin Bank to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Elgin against liabilities arising out of their acts or omissions in those capacities occurring on or prior to the effective date of the merger to the full extent then permitted under the Texas Business Corporation Act and by Franklin Bank’s articles of incorporation and bylaws in effect on the date of the merger agreement; provided, no such person will be entitled to indemnification in respect of any event which constitutes a breach of the merger agreement or in respect of which such person has received or is entitled to receive an improper personal benefit.

Board of Directors of Franklin After the Merger
      After completion of the merger, Franklin’s board of directors will consist of all of its current directors.
Federal Income Tax Consequences of the Merger
      The following discussion is a general summary of the anticipated material United States federal income tax consequences of the exchange of Elgin common stock for Franklin common stock and cash pursuant to the merger. This discussion is based upon the Internal Revenue Code of 1986, as amended, regulations promulgated by the United States Treasury Department, court cases and administrative rulings in each case as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that you hold your Elgin common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (i.e., property held for investment). The federal income tax laws are complex and the tax consequences of the merger may vary depending upon each shareholder’s individual circumstances or tax status. Accordingly, this description is not a complete description of all of the consequences of the merger and, in particular, may not address United States federal income tax considerations that may affect the treatment of shareholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, holders who acquired their shares of Elgin common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation and holders who hold Elgin common stock as part of a “hedge,” “straddle” or “conversion transaction”). This discussion is based on laws, regulations, rulings and judicial decisions as in effect on the date of this document, without consideration of the particular facts or circumstances of any holder of Elgin common stock. These authorities are all subject to change and any such change may be made with retroactive effect. No assurance can be given that, after any such change, this discussion would not be different. We have not requested nor do we intend to request a ruling from the Internal Revenue Service as to the tax consequences of the merger and as a result there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions herein.
      As a result of receiving a combination of Franklin common stock and cash in exchange for common stock of Elgin, a shareholder of Elgin will recognize gain, but not loss, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the merger. The amount of gain a shareholder of Elgin “realizes” will equal the amount by which (1) the cash received plus the fair market value at the effective time of the merger of the Franklin common stock received exceeds (2) the shareholder’s tax basis in the Elgin common stock surrendered in the merger. An Elgin shareholder’s aggregate tax basis in the Franklin common stock received pursuant to the merger will equal the aggregate tax basis of the shares of Elgin common stock surrendered in the merger, increased by the amount of gain recognized in the merger, if any, and reduced by the amount of cash received in the merger. The holding period of the Franklin common stock received by a shareholder of Elgin in the merger will include the holding period of the shares of Elgin common stock surrendered in the merger.
      A shareholder who receives cash in lieu of a fractional share of Franklin common stock in the merger should be treated for United States federal income tax purposes as if the fractional share of Franklin common stock had been received and then redeemed for cash by Franklin. A shareholder should recognize a capital gain or loss in an amount equal to the difference between the cash received and the tax basis allocable to the fractional share of Franklin common stock, unless such payment, under such shareholder’s particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Internal Revenue Code.
      A shareholder who receives cash for their Elgin common stock because they exercised their dissenter’s rights should be treated for United States federal income tax purposes as if the Franklin common stock had been received and then redeemed for cash by Franklin. A shareholder should recognize a capital gain or loss in an amount equal to the difference between the cash received and the tax basis in the Franklin common stock, unless such payment, under such shareholder’s particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Internal Revenue Code.
      Capital gain or loss recognized by a shareholder of Elgin on the share exchange will be long-term capital gain or loss if the holding period of Elgin common stock exceeds one year at the time of the exchange. In the case of individuals, the maximum federal income tax rate applicable to long-term capital gains generally is 15%. If a shareholder of Elgin has to recognize ordinary income, such income for individuals is currently taxed at the maximum rate of 35%.
      Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which a shareholder of Elgin is entitled pursuant to the merger, unless the shareholder provides the appropriate form. A shareholder should complete and sign the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent after the merger. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the holder’s taxpayer identification number, and certification necessary to avoid backup withholding.
      The obligations of the parties to complete the merger are conditioned upon the receipt by each of Franklin and Elgin of an opinion of counsel satisfactory to them to the effect that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code; but specifically excluding opinions as to the following:

•	state, local, foreign and other federal tax consequences of the merger not specifically addressed in the opinions;

•	federal income tax consequences to Elgin shareholders who are subject to special rules under the Internal Revenue Code, such as foreign persons, tax-exempt organizations, insurance companies, financial institutions, dealers in securities of foreign currencies, regulated investment companies, pass-through entities, mutual funds, traders in securities who elect to apply a mark-to-market method of accounting and other persons who do not own such stock as a capital asset;

•	federal income tax consequences affecting shares of Elgin common stock acquired upon the exercise of stock options, similar derivative securities or otherwise as compensation; and

•	federal income tax consequences to holders of options or other rights to acquire shares of Elgin common stock and Franklin common stock or persons who hold their Elgin common stock as part of a straddle, hedge, constructive transaction or conversation transaction.
      In rendering such tax opinions, such counsel may rely upon representations and covenants, including those contained in certificates of officers of Franklin and Elgin, reasonably satisfactory in form and substance to such counsel. An opinion of counsel represents counsel’s best legal judgment, but has no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues.
      The closing conditions relating to receipt of the tax opinions may be waived by both of us. Neither of us currently intends to waive the conditions related to the receipt of a tax opinion. However, if these conditions are waived after Elgin shareholders have approved the merger agreement and the transactions contemplated by the merger agreement and the waiver reduces the amount or changes the form of the consideration to be received by holder of Elgin common stock under the merger agreement, the proposed waiver must be submitted to Elgin shareholders for their prior approval.
      Bracewell & Giuliani LLP has, as of the date of this proxy statement/prospectus, rendered its tax opinion to Franklin, subject to the conditions and limitations set forth therein, and such opinion has been filed with the SEC as an exhibit to the registration statement of which this proxy statement/prospectus is a part. Selman Munson & Lerner, P.C. will render its tax opinion contemporaneously with the closing of the merger.

      The foregoing is a summary discussion of material federal income tax consequences of the merger. The discussion is included for general information purposes only and may not apply to a particular Elgin shareholder in light of such shareholder’s particular circumstances. Elgin shareholders should consult their own tax advisors as to the particular tax consequences to them of the merger, including the application of state, local and foreign tax laws and possible future changes in federal income tax laws and the interpretation thereof, which can have retroactive effects.
Accounting Treatment
      The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America. Under this method, Elgin’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of Franklin. Any difference between the purchase price for Elgin and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and, to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Franklin in connection with the merger will be amortized to expense in accordance with SFAS No. 142. The consolidated financial statements of Franklin issued after the merger will reflect the results attributable to the acquired operations of Elgin beginning on the date of completion of the merger. The unaudited pro forma financial information contained herein has been prepared using the purchase method of accounting. See “Unaudited Pro Forma Combined Consolidated Financial Information,” beginning on page 10.
Regulatory Approvals
      The merger must be approved by the FDIC and the TSLD. In addition, Elgin must make certain filings with the Texas Department of Banking. A period of 15 to 30 days must expire following approval by the FDIC during which time the U.S. Department of Justice may file objections to the merger under the federal antitrust laws. While Franklin and Elgin believe that the likelihood of such action is remote, there can be no assurance that the U.S. Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.
      Franklin Bank and Elgin have prepared and filed all necessary applications and notices with the applicable regulatory agencies. There can be no assurance that all requisite approvals will be obtained, that such approvals will be received on a timely basis or that such approvals will not impose restrictions on the operations of Elgin, Franklin or Franklin Bank that are unacceptable to Franklin, in which case Franklin may elect to terminate the merger agreement.
      The approval of any application merely implies satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approvals do not constitute an endorsement or recommendation of the proposed merger.
Restrictions on Resales of Franklin Common Stock Issued in the Merger
      The issuance of the Franklin common stock in the merger will be registered under the Securities Act of 1933. As a result, the Franklin common stock to be received by the shareholders of Elgin in the merger will be freely transferable by the Elgin shareholders who are not considered to be “affiliates” of either of Franklin or Elgin. “Affiliates” generally are defined as persons or entities who control, are controlled by or are under common control with either Elgin at the time of the Elgin special meeting or Franklin at or after the effective time of the merger and generally include executive officers, directors and beneficial owners of 10% or more of the common stock of either entity.

      If you are considered an affiliate of Elgin or become an affiliate of Franklin after the merger, you may resell the shares of Franklin common stock acquired in connection with the merger only pursuant to an effective registration statement under the securities laws, pursuant to Rule 145 under the Securities Act of 1933, or in transactions otherwise exempt from registration under the securities laws. Under Rule 145, during the first calendar year after the merger becomes effective, affiliates of Elgin at the time of the Elgin special meeting who are not affiliates of Franklin at or following the effective time of the merger may publicly resell the Franklin common stock they receive in the merger but only within certain limitations as to the number of shares of Franklin common stock they can sell in any three-month period and as to the manner of sale. After a one-year period following completion of the merger, affiliates of Elgin who are not affiliates of Franklin may resell their shares without restriction. Franklin must continue to satisfy its reporting requirements under the Securities Exchange Act of 1934 in order for affiliates to resell shares of Franklin common stock received in the merger in reliance on Rule 145. Franklin is not obligated and does not intend to register for resale the shares issued to affiliates of Elgin.
      It is a condition to the merger that each affiliate of Elgin sign a written agreement to the effect that he will not offer or sell or otherwise dispose of any of the shares of Franklin common stock issued to him in the merger in violation of the Securities Act of 1933.
Rights of Dissenting Elgin Shareholders
      The following section of this proxy statement/ prospectus describes material aspects of the law pertaining to dissenters’ rights under Texas law. If you hold one or more shares of Elgin common stock, you are entitled to dissenter’s rights under Texas law. This means that if you properly dissent from the merger, you will receive an amount in cash representing the fair value of the shares of Elgin common stock that you hold. This value may be more or less than the value of the merger consideration that you would otherwise receive pursuant to the merger agreement. The availability of your right to dissent from the merger and obtain the fair value of your shares of Elgin common stock is conditioned upon compliance with a procedure that is set forth in Articles 5.11, 5.12 and 5.13 of the Texas Business Corporation Act, which are referred to in the following discussion as the dissent provisions. The following discussion is only a summary of the dissent provisions. A copy of the full text of Articles 5.11, 5.12 and 5.13 is attached as Appendix C to this proxy statement/prospectus. You should carefully read the following discussion, review the full text of the dissent provisions attached as Appendix C, and consult with your legal counsel before electing or attempting to exercise these rights. You will lose your dissenter’s rights in the merger if you do not properly comply with the procedures set forth in the dissent provisions.

How to Exercise and Perfect Your Right to Dissent
      To be eligible to exercise your right to dissent from the merger:

•	you must, prior to the Elgin special meeting, provide Elgin with a written objection to the merger that states that you intend to exercise your right to dissent if the merger agreement is approved and the merger is completed and that provides an address to which Franklin may send a notice if the merger is completed; and

•	you must not vote your shares of Elgin common stock in favor of the merger agreement.
      If you intend to dissent from the merger, you should send the notice to:
Elgin Bank of Texas
31 North Main Street
Elgin, Texas 78621
Attention: President
      If you comply with the two items above and the merger is completed, Franklin will send you a written notice advising you that the merger has been completed. Franklin must deliver this notice to you within ten days after the merger is completed.

      If you wish to receive the fair value of your shares of Elgin common stock in cash, you must, within ten days of the date the notice was delivered or mailed to you by Franklin, send a written demand to Franklin for payment of the fair value of your shares of Elgin common stock. The fair value of your shares of Elgin common stock will be the value of the shares on the day immediately preceding the Elgin special meeting, excluding any appreciation or depreciation in anticipation of the merger. Your written demand and any notice addressed to Franklin must be sent to:
Franklin Bank Corp.
9800 Richmond Avenue, Suite 680
Houston, Texas 77042
Attention: President & CEO

Your Demand for Payment
      Your written demand must state how many shares of Elgin common stock you own and your estimate of the fair value of your shares of Elgin common stock. If you fail to send this written demand to Franklin within ten days of Franklin’s delivery of your notice, you will be bound by the merger and you will not be entitled to receive a cash payment representing the fair value of your shares of Elgin common stock. Instead, you will receive shares of Franklin common stock and cash as described in the merger agreement. You must also, within 20 days of making a demand for payment, submit the certificates representing your shares of Elgin common stock to Franklin. Franklin will make a notation on your stock certificates indicating that a demand for payment has been made and may return the share certificates to you. If you fail to submit your stock certificates to Franklin for notation, Franklin may, at its option, terminate your right to receive a cash payment for your shares under the dissent provisions, unless a court otherwise directs Franklin.

Franklin’s Actions Upon Receipt of Your Demand for Payment
      Within 20 days after Franklin receives your demand for payment and your estimate of the fair value of your shares of Elgin common stock, Franklin must send you written notice stating whether or not it accepts your estimate of the fair value of your shares.
      If Franklin accepts your estimate, Franklin will notify you that it will pay the amount of your estimated fair value within 90 days of the merger being completed. Franklin will make this payment to you only if you have surrendered the certificates representing your shares of Elgin common stock, duly endorsed for transfer, to Franklin.
      If Franklin does not accept your estimate, Franklin will notify you of this fact and will make an offer of an alternative estimate of the fair value of your shares that it is willing to pay you within 90 days of the merger being completed, which you may accept within 60 days or decline.

Payment of the Fair Value of Your Shares of Elgin Common Stock Upon Agreement of an Estimate
      If you and Franklin have reached an agreement on the fair value of your shares of Elgin common stock within 60 days after the merger is completed, Franklin must pay you the agreed amount. The payment must be made by Franklin within 90 days after the merger is completed, provided that you have surrendered the certificates representing your shares of Elgin common stock, duly endorsed for transfer, to Franklin.

Commencement of Legal Proceedings if a Demand for Payment Remains Unsettled
      If you and Franklin have not reached an agreement as to the fair market value of your shares of Elgin common stock within 60 days after the merger is completed, you or Franklin may, within 60 days after the expiration of the 60-day period, commence proceedings in Bastrop County, Texas, asking the court to determine the fair value of your shares of Elgin common stock. The court will determine if you have complied with the dissent provisions and if you have become entitled to a valuation of and payment for your shares of Elgin common stock. The court will appoint one or more qualified persons to act as appraisers to determine the fair value of your shares. The appraisers will determine the fair value of your shares and will report this value to the court. The court will consider the report, and both you and Franklin may address the court about the report. The court will determine the fair value of your shares and direct Franklin to pay that amount, plus interest, which will begin to accrue 91 days after the merger is completed.

Rights as a Shareholder
      If you have made a written demand on Franklin for payment of the fair value of your shares of Elgin common stock, you will not thereafter be entitled to vote or exercise any other rights as a shareholder except the right to receive payment for your shares as described herein and the right to maintain an appropriate action to obtain relief on the ground that the merger would be or was fraudulent. In the absence of fraud in the transaction, your right under the dissent provisions described herein is the exclusive remedy for the recovery of the value of your shares or money damages with respect to the merger.

Withdrawal of Demand
      If you have made a written demand on Franklin for payment of the fair value of your Elgin common stock, you may withdraw such demand at any time before payment for your shares has been made or before a petition has been filed with a court for determination of the fair value of your shares. If you withdraw your demand or are otherwise unsuccessful in asserting your dissenters’ rights, you will be bound by the merger and your status as a shareholder will be restored without prejudice to any corporate proceedings, dividends or distributions which may have occurred during the interim.

Income Tax Consequences
      See “— Federal Income Tax Consequences of the Merger” on page 40 for a discussion on how federal income tax consequences of your action will change if you elect to dissent from the merger.
THE MERGER AGREEMENT
      The following is a summary of the material provisions of the merger agreement, as amended, which is referenced to as the merger agreement. A copy of such merger agreement is attached as Appendix A. This summary is qualified in its entirety by reference to the merger agreement. We urge all shareholders to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.
Structure of the Merger
      The merger agreement provides that Franklin will acquire Elgin by means of the merger of Elgin with and into Franklin Bank. Franklin Bank shall be the surviving entity in the merger and shall continue its existence as a state savings bank under the laws of the State of Texas. Upon consummation of the merger, the separate existence of Elgin will terminate.
Merger Consideration
      The merger agreement provides that each share of Elgin common stock issued and outstanding immediately prior to the effective time (other than shares as to which the holders have perfected their dissenters’ rights) will, at the effective time, be converted into and represent the right to receive $292.50 in cash and a number of shares of Franklin common stock equal to the quotient obtained by dividing $292.50 by the average of the daily volume-weighted average prices of the Franklin common stock for the twenty consecutive trading days prior to and including the second trading day prior to the closing date. The merger consideration is subject to reduction in the manner set forth in the merger agreement in the event that Elgin’s stockholders’ equity as of the closing date is less than $10,189,577. All shares of Elgin common stock held as treasury stock or owned, directly or indirectly, by Elgin or Franklin or any of their respective wholly owned subsidiaries (other than shares specifically exempted by the merger agreement) shall cease to exist and no consideration shall be delivered in exchange therefor.
Timing of Closing
      The closing of the merger will take place as soon as practicable within a ten-day period commencing with the latest of (1) the approval of the merger by the holders of at least two-thirds of the shares of Elgin common stock issued and outstanding, (2) the receipt of the last approval from any requisite regulatory or supervisory authority and the expiration of any statutory or regulatory waiting period, or (3) the favorable conclusion of matters contemplated by the merger agreement that have been contested in a legal proceeding, if any.
Exchange of Elgin Stock Certificates
      The Bank of New York has been appointed as the exchange agent to handle the exchange of Elgin stock certificates for Franklin common stock and the payment of cash as well as any amounts to be paid in lieu of any fractional shares of Franklin common stock. As soon as practicable after the effective time of the merger, and no later than five business days thereafter, The Bank of New York shall mail to each holder of record of Elgin common stock a letter of transmittal and instructions for use in the exchange. Holders of Elgin common stock, upon proper surrender of the certificates therefor, accompanied by duly executed letters of transmittal, shall be entitled to receive the merger consideration. Holders of unexchanged Elgin common stock will not be entitled to receive any dividends or other distributions payable by Franklin until their certificates are surrendered. Franklin will not issue any fractional shares in the merger. Holders of Elgin common stock will receive a cash payment in lieu of fractional shares of Franklin common stock.
Representations and Warranties
      The merger agreement contains a number of customary representations and warranties made by Elgin and Franklin to each other and not to the shareholders of the parties to the merger agreement. These representations and warranties were made as of the date of the merger agreement or, in some cases, as of a date specified in the representation, and may be qualified by reference to knowledge, materiality or schedules to the merger agreement disclosing exceptions to the representations and warranties. The content of the representations and warranties reflects the results of arms’ length negotiations between the parties regarding their contractual rights. Inclusion of the merger agreement as Appendix A to this proxy statement/prospectus and the descriptions of such provisions below are made for the purpose of describing the terms of the merger agreement and not as an affirmation of the accuracy of such representations and warranties.
      Elgin and Franklin each made representations to the other regarding their respective corporate organization and compliance with law, their respective capitalization, the authorization and validity of the merger agreement, their respective businesses and financial condition, required regulatory and third party approvals and litigation.
      Among other items, Elgin made additional representations to Franklin concerning title to and environmental and other condition of its real properties and facilities; payment of taxes; the existence of certain specified types of contracts or contracts involving annual payments in excess of a specific threshold; the number, amount, type and documentation relating to its outstanding loans and its reserve for loan losses; compliance with certain specific banking statutes; the type and status of its employee benefit plans; the conduct of its business since January 1, 2004; and the accuracy of its books and records. In addition, Elgin makes representations regarding its exemption from the provisions of the Texas Business Combination Law and the accuracy of the information related to Elgin contained in this proxy statement/ prospectus.

      Franklin has also made certain additional representations to Elgin, including representations regarding the accuracy of its filings with the Securities and Exchange Commission. Franklin also makes a representation regarding the accuracy of the information related to Franklin contained or incorporated by reference in this proxy statement/ prospectus.
      The representations and warranties of the parties in the merger agreement do not survive the closing of the merger or the termination of the merger agreement.
Covenants Regarding Interim Operations
      Elgin. The merger agreement contains covenants made by Elgin regarding the conduct of its business between the signing of the merger agreement and the closing of the merger. Certain of these covenants require that Elgin take specific actions, while other covenants require Elgin to refrain from taking certain actions. The affirmative actions Elgin is required to take generally require Elgin to conduct its business in substantially the same manner as the business has been previously conducted and in accordance with prudent business and banking practices. This includes the obligation to maintain Elgin’s properties in good repair, maintain its insurance and fidelity bonds, perform its contracts, comply with the laws applicable to its operations and use its best efforts to maintain its business organization, including its customer and depositor relationships and its present employees. Elgin has also agreed to give Franklin all information concerning Elgin required to be included in this proxy statement/ prospectus or any other regulatory filing, and to give Franklin prompt notice of (1) the occurrence of any event that would cause a breach of a representation, warranty, condition or covenant in the merger agreement, or (2) the commencement of any examination by regulatory authorities. In addition to these general requirements, Elgin has agreed to:

•	maintain the ratio of the reserve for loan losses to total loans outstanding at all times in a manner that is consistent in form and substance with its practices prior to the date of the merger agreement;

•	terminate (1) its $1,500,000 fed funds line with JPMorgan Chase Bank and (2) its $2,500,000 fed funds line with Compass Bank;

•	allow Franklin’s designated representatives to attend as invited guests and fully monitor all regular and special meetings of the board of directors of Elgin and all loan, audit and investment committees of Elgin; and

•	if so requested by Franklin, take all action necessary or required to terminate or amend, in a manner satisfactory to Franklin, all qualified pension and welfare benefit plans and all non-qualified benefit plans and compensation arrangements on the day immediately preceding the effective date of the merger.
      In addition to the affirmative obligations regarding the conduct of its business described above, Elgin has agreed in the merger agreement to refrain from certain conduct unless Franklin consents to it. Under these provisions, Elgin may not, without Franklin’s consent, engage in the following activities, among others:

•	General Operational Matters. Amend its articles of association or bylaws; enter into any employment contract, bonus or other employee benefit arrangement, lease of any property or any contract to purchase or sell any real property or personal property not in the ordinary course of business; enter any contract involving an expenditure of $20,000 or more, except in the ordinary course of business; enter into or amend any agreements relating to the borrowing of money, enter into any agreement with or extension of credit to any officer, director or holder of 10% of the stock of Elgin or any agreements with school districts, municipalities or other entities related to deposits with Elgin; undertake any additional borrowings with a term of more than 90 days; close any branches; change any employee compensation or titles; or compromise or settle any litigation.

•	Accounting and Loan Matters. Make any material change in accounting methods or practices; modify any outstanding loan or make any new loan unless consistent with practices existing as of the date of the merger agreement; change any policies regarding extension of credit or loan charge-offs; change any reserve requirement or securities portfolio policy; or make any loan or modify any existing loan having a balance in excess of $250,000 (except for renewals of performing, non-classified loans in the ordinary course of business) if Franklin objects to such action.

•	Matters Affecting Capital Stock. Make or declare any dividend or other distribution in respect of the capital stock; issue or purchase any shares of capital stock; adjust, split, combine or reclassify the capital stock; or issue any options to purchase shares of capital stock.
      Franklin. The merger agreement also contains covenants made by Franklin covering actions to be taken by Franklin between signing the merger agreement and closing the merger. Franklin has agreed to prepare and file all regulatory applications necessary to consummate the merger and to provide to Elgin all information Elgin reasonably requires for the solicitation of proxies to approve the merger. Franklin has agreed to make available to Elgin its filings made with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and its call reports filed with the FDIC.
No Solicitation of Third Party Offers
      In addition to the obligations of and restrictions on Elgin outlined above, so long as the merger agreement is in effect, Elgin, its directors, officers, agents and representatives have agreed not to take any of the following actions:

•	directly or indirectly solicit, initiate, encourage or facilitate the making of any inquiries with respect to, or provide any information to, conduct any assessment of or negotiate with, any other party with respect to any proposal which could reasonably be expected to lead to (1) a merger, consolidation, acquisition, statutory share exchange or similar transaction involving Elgin, (2) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of Elgin representing ten percent or more of the assets of Elgin, or (3) the issuance, sale or other disposition (including by way of merger, consolidation, statutory share exchange or otherwise) of securities representing ten percent or more of the voting power of Elgin; and

•	notify Franklin immediately of any unsolicited inquiries or proposals for any of the foregoing transactions and provide reasonable detail as to the identity of the person making such proposal and the nature of such proposal.
Additional Agreements
      The merger agreement contains additional agreements made by each party, the most significant of which are described below.
      Elgin agreed that, not later than the day preceding the closing date, it shall (1) terminate its employee compensation and benefit plans, (2) make all payments due under certain of those compensation and benefit plans and (3) cooperate and take such reasonable actions as may be required to effect an orderly transition of benefits coverage under Elgin’s 401(k) plan, including but not limited to termination of such plan prior to the effective time of the merger. In addition, Elgin agreed to enter into retention agreements with each of Michael R. Davis and Jeff Carter, which are discussed in more detail under “— Retention Agreements” on page 50.
      Franklin agreed that to the extent that any compensation and benefit plan is terminated after the effective time of the merger, Franklin shall arrange for each individual who is then a participant in such terminated compensation and benefit plan to participate in an analogous employee benefit plan maintained by Franklin, if any, in accordance with the eligibility criteria thereof with prior service at Elgin taken into account. Franklin also agreed to appoint R. Harry Akin, Wallace H. Cardwell, Carl F. Herring, Edwin O. Lundgren, Jr. and Jeffery M. Schroeder to the advisory board of Franklin Bank after the merger. In addition, Franklin agreed that for six years after the effective date of the merger, and subject to certain limitations, Franklin shall cause Franklin Bank to indemnify the present and former officers, directors, employees and agents of Elgin against all losses, expenses, claims, damages, judgments, fines or liabilities arising out of actions or omissions occurring on or prior to the effective date of the merger to the full extent then permitted under the Texas Business Corporation Act and Franklin Bank’s articles of incorporation and bylaws in effect on the date of the merger agreement, including provisions relating to the advancement of expenses; provided, that no such party shall be entitled to indemnification in respect of any event which constitutes a breach of the merger agreement or in respect of which such party has received or is entitled to receive an improper personal benefit.
The Elgin Board’s Agreement to Recommend
      The board of directors of Elgin has agreed to call a meeting of its shareholders on the earliest practicable date determined in consultation with Franklin to consider and vote upon approval of the merger agreement and the transactions contemplated by the merger agreement. Elgin shall cause its board of directors to solicit the approval of the merger agreement and the transactions contemplated by the merger agreement by the holders of Elgin common stock. Elgin shall, through the board of directors of Elgin, recommend to the holders of Elgin common stock the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, and shall not withdraw, amend or modify in a manner adverse to Franklin such recommendation.
Voting Agreements
      As an inducement and a condition to Franklin entering into the merger agreement, directors, officers and other shareholders of Elgin who, in the aggregate, have sole voting power with respect to not less than 31.25% of the outstanding Elgin stock have entered into individual voting agreements with Franklin. The table below sets forth the name of each person that is a party to a voting agreement and the number of shares covered by each agreement.

Number of Shares Subject to
Name	Voting Agreement

Edwin O. Lundgren, Jr.	3,047
Wallace H. Cardwell	3,962
Carl F. Herring	100
R. Harry Akin	800
Ernest F. Bogart	536
Michael R. Davis	66
Bruce Schanhals	50
Jeffrey Schroeder	50
Larry Niemann	3,902

Total	12,513
      These agreements require these Elgin shareholders to vote to approve the merger agreement, any actions necessary to consummate the merger and against any action that would violate the merger agreement. The shareholders are also required, if necessary, to vote against any acquisition transaction with any entity other than Franklin and, to the extent it would interfere with the merger, against (1) any change in the composition of Elgin’s board of directors, (2) any change in Elgin’s present capitalization, or any amendment to its articles of association or bylaws, and (3) any other material change in Elgin’s corporate structure or business.
      While the voting agreements are in effect, the shareholders who are parties to them may not, without the consent of Franklin, alter their ownership or control of Elgin common stock in any way, enter into any agreement or arrangement having that effect, or otherwise take any action that could reasonably be expected to prevent them from performing their obligations under the voting agreements.

      The voting agreements terminate automatically upon the termination of the merger agreement in accordance with their terms, or upon the completion of the merger.
Retention Agreements
      As required by the merger agreement, Elgin entered into retention agreements with Michael R. Davis and Jeff Carter on January 26, 2005, with such agreements to become effective upon closing of the merger. Mr. Carter and Elgin, with the consent of Franklin, subsequently terminated Mr. Carter’s retention agreement. However, Mr. Carter has advised Elgin that he intends to remain employed by Elgin through the closing of the merger and to continue his employment with Franklin Bank after the merger.
      The agreement with Mr. Davis provides that he is entitled to a severance payment to be paid over a sixty-month period if he is terminated by Franklin Bank at any time without cause, resigns with good reason during the six-month period commencing on the effective date of the merger, resigns for any reason after the six month period commencing on the effective date of the merger, or dies or becomes disabled. The agreement prohibits Mr. Davis from directly or indirectly competing with Franklin Bank within Bastrop County or any county contiguous thereto for a three-year period commencing on the effective date of the merger. Violation of this noncompetition provision is grounds for Franklin Bank terminating its obligation to make the severance payments.
Noncompetition Agreements
      To induce Franklin to enter into the merger agreement, Messrs. R. Harry Akin, Ernest F. Bogart, Wallace H. Cardwell, Carl F. Herring, Edwin O. Lundgren, Bruce Schanhals and Jeffrey Schroeder have entered into noncompetition agreements with Franklin. These agreements provide that such persons may not directly or indirectly compete with Franklin within Bastrop County or any county contiguous thereto for the entire duration of their service, if any, on the advisory board of Franklin Bank and for a period of twelve months thereafter.
Release Agreements
      As a condition to the closing of the merger, release agreements will be entered into by and among Elgin and its directors and officers whereby such persons release Elgin and Elgin releases such persons from claims in existence prior to the effective date of the merger that each may have against the other.
Conditions to Completion of the Merger
      The obligations of Franklin and Elgin to complete the merger are subject to the satisfaction of the following conditions:

•	approval of the merger agreement by the affirmative vote of at least two-thirds of the shares of Elgin common stock issued and outstanding;

•	receipt and continued validity of all regulatory approvals and third-party consents and approvals required for the merger;

•	no court of competent jurisdiction shall have issued any order or ruling which is in effect and which prohibits the consummation of the merger and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental agency that prohibits or makes illegal consummation of the merger;

•	Franklin’s registration statement on Form S-4 being effective and not subject to any stop order by the Securities and Exchange Commission and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•	the material accuracy as of closing of the representations and warranties made by both Elgin and Franklin in the merger agreement;

•	there being no occurrence of any event that has, or may be reasonably expected to have with the passage of time, a material adverse effect on either Elgin or Franklin, as that term is defined in the merger agreement; and

•	each party having received a legal opinion from the other’s counsel, a tax opinion from its own counsel that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and accountants’ comfort letters from both parties’ accountants.

Additional Closing Conditions for Franklin’s Benefit
      The obligation of Franklin to complete the merger is also subject to (1) Franklin having received releases from both Elgin and the officers and directors of Elgin each releasing the other from any and all claims in existence prior to the effective date of the merger, (2) Franklin having received the voting agreements executed by directors and officers of Elgin holding at least 31.25% of the outstanding Elgin stock, and the shareholders of Elgin shall have approved the merger agreement with no more than one percent exercising their dissenter’s rights, (3) the stockholders’ equity of Elgin not being less than $10,189,577 as of the closing date, and (4) Elgin having obtained all consents, approvals, waivers and other assurances from all non-governmental third parties which are required to be obtained under the terms of any contract, agreement or instrument to which Elgin is a party.
Termination, Amendment and Waiver

Right to Terminate
      The merger agreement may be terminated at any time prior to the closing by mutual written consent of Elgin and Franklin. The merger agreement may also be terminated by either Elgin or Franklin if (1) any court or governmental authority or agency shall have issued a final, non-appealable order prohibiting the merger or any of the transactions contemplated by the merger agreement are disapproved by any regulatory authority or other person whose approval is required to consummate the merger, (2) the merger shall not have occurred on or before July 31, 2005 or such later date as shall have been approved in writing by Elgin or Franklin, or (3) any required approval shall be contested or challenged by any federal or state governmental authority or third party by formal proceeding, and Franklin shall not elect to contest any such proceeding.
      By Elgin. In addition to the termination rights described above, Elgin may terminate the merger agreement at any time prior to the effective time of the merger if (1) Franklin shall fail to comply in any material respect with any of its covenants or agreements contained in the merger agreement, or if any of the representations or warranties of Franklin contained in the merger agreement shall be untrue in any material respect, or (2) there shall have occurred any event, condition or circumstance which individually or in the aggregate has a material adverse effect with respect to Franklin, as that term is defined in the merger agreement.
      By Franklin. In addition to the termination rights described above, Franklin may terminate the merger agreement at any time prior to the effective time of the merger:

•	if (1) Elgin shall fail to comply in any material respect with any of its covenants or agreements contained in the merger agreement, or if any of the representations or warranties of Elgin contained in the merger agreement shall be untrue in any material respect, (2) there shall have occurred any event, condition or circumstance which individually or in the aggregate has a material adverse effect with respect to Elgin, as that term is defined in the merger agreement, (3) any approval required to be obtained from any governmental authority or agency is obtained subject to restrictions or conditions on the operations of Elgin, Franklin or Franklin Bank that are unacceptable to Franklin, (4) Elgin shall fail to meet the minimum capital requirement in the merger agreement, or (5) Franklin determines that either a phase I or a phase II environmental report is unacceptable and delivers proper termination notice; or

•	at any time after (1) a breach by Elgin of the provisions prohibiting solicitation of other parties for a merger, or the like, or a disposition involving more than ten percent of Elgin’s assets or securities, (2) Elgin shall approve, recommend, or enter into, any letter of intent, memorandum of understanding, agreement or similar document contemplating an acquisition transaction, as that term is defined in the merger agreement, (3) Elgin shall withdraw or modify in any manner adverse to Franklin its recommendation or approval of the merger agreement and the transactions contemplated by the merger agreement, (4) the Elgin board shall fail to reaffirm its recommendation or approval of the merger agreement and the transactions contemplated by the merger agreement upon request by Franklin, or (5) a breach by Elgin of the provisions requiring Elgin to call a shareholder meeting and get shareholder approval of the merger agreement and the transactions contemplated by the merger agreement or a breach by any of the directors or officers of Elgin of their respective voting agreements.

Effect of Termination; Fees
      The provisions of the merger agreement relating to expenses and termination fees, as well as the confidentiality agreement entered into between Elgin and Franklin, will continue in effect notwithstanding termination of the merger agreement. If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any party except that upon termination by Franklin for any of the reasons listed in the proceeding bullet, Elgin shall pay to Franklin, within 10 days of receiving notice of termination from Franklin, the amount of $300,000. In addition, if Franklin terminates the merger agreement for one of the reasons described in the preceding bullet and within 18 months thereafter Elgin enters into a written agreement relating to or consummates a merger with or the disposition of more than ten percent of Elgin’s assets or securities representing 33 1/3 percent or more of the voting power of Elgin to a person other than Franklin, Elgin shall pay to Franklin an additional amount in cash equal to:

•	in the case of a merger or similar transaction, the product obtained by multiplying 19.9% by the difference between (1) the product obtained by multiplying the highest per share price paid for the Elgin common stock in the transaction by the number of shares of Elgin common stock outstanding immediately prior to the transaction, and (2) $23,400,000;

•	in the case of the disposition of more than ten percent of Elgin’s assets, the product of 19.9% multiplied by the dollar amount by which the purchase price paid for such assets exceeds the book value thereof on the date of such transaction; or

•	in the case of the disposition of securities representing 33 1/3 percent or more of the voting power of Elgin, the product obtained by multiplying 19.9% by the difference between (1) the product obtained by multiplying the highest price per share paid for the Elgin common stock in the transaction by the number of shares of Elgin common stock purchased in the transaction and (2) the product obtained by multiplying $23,400,000 by a fraction, the numerator of which is the number of shares of Elgin common stock purchased in the transaction and the denominator of which is the number of shares of Elgin common stock issued and outstanding immediately prior to the transaction.

Amendment
      The merger agreement may be amended by a signed writing by the parties at any time before or after approval of the matters presented in connection with the merger by the shareholders of Elgin; provided, however, that after the shareholders of Elgin have approved the merger agreement and the transactions contemplated by the merger agreement, there may not be, without further approval of such shareholders, any amendment of the merger agreement which reduces the amount or changes the form of the consideration to be received by the holders of Elgin common stock in the merger.

Extension; Waiver
      At any time prior to the effective time of the merger, the parties may, to the extent legally allowed, (1) extend the time for the performance of any of the obligations or other acts of the other parties,

(2) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement and (3) waive compliance with any of the agreements or conditions contained in the merger agreement; provided, however, that after the shareholders of Elgin have approved the merger agreement and the transactions contemplated by the merger agreement, there may not be, without further approval of such shareholders, any extension or waiver of the merger agreement or any portion thereof which reduces the amount or changes the form of the consideration to be received by the holders of the Elgin common stock in the merger, other than as contemplated by the merger agreement.
Expenses
      Whether or not the transactions provided for in the merger agreement are consummated, each party will pay its respective expenses incurred in connection with the preparation and performance of its obligations under the merger agreement. Each party agrees to indemnify the other parties against any cost, expense or liability (including reasonable attorneys’ fees) in respect of any claim for a broker’s or finder’s fee in connection with this transaction other than one based on communications between the party and the claimant seeking indemnification. Franklin shall pay all filing fees, trustee or exchange agent fees and expenses. Franklin and Elgin have agreed that all legal, investment banking, accounting and other fees and expenses incurred by Elgin in connection with the merger agreement, except those relating to director and officer insurance and environmental reports, shall not exceed $325,000, with any excess being deducted from the cash consideration to be paid in the merger. All legal, investment banking, accounting or other fees and expenses will be expensed and fully accrued on the books of Elgin prior to the effective date of the merger. The expenses of separate counsel to any shareholder of Elgin shall be borne by such shareholder and not borne or reimbursed by Elgin.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ELGIN
      The following discussion and analysis by the management of Elgin should be read in conjunction with the Elgin financial statements, and the notes to those financial statements, included elsewhere in this proxy statement/prospectus.
Business Strategy
      Elgin is a Texas state bank. Elgin accepts deposits and makes loans to customers primarily in the Texas counties of Bastrop, Lee, Williamson and Travis.
      In order for Elgin to differentiate itself from its competitors, Elgin has stressed the use of personalized, branch-oriented customer service. Rather than building electronic means for Elgin’s customers to conduct banking, Elgin has structured operations around a branch system that is staffed with knowledgeable and well-trained employees. A key to ensuring a high level of quality customer service is Elgin’s ongoing commitment to training all levels of its staff.
      Elgin’s business strategy is to operate as a well-capitalized, profitable, community-oriented bank providing quality customer service. Elgin is engaged primarily in real estate, business, consumer and agricultural lending. There can be no assurance that it will continue to successfully operate its strategy.
Critical Accounting Policies
      Elgin’s significant accounting policies are described in the notes to the financial statements which are included elsewhere in this proxy statement/prospectus. There are certain accounting policies that Elgin has established which require management to use its judgment. The only critical accounting policy is described below.
      Allowance for Loan Losses. Establishing the amount of the allowance for loan losses requires the use of management’s judgment. Management evaluates Elgin’s assets monthly and reviews their risk components as part of that evaluation. In evaluating the level of the allowance for loan losses, management considers the types of loans, the amount of loans in the portfolio, historical loss experience, adverse situations that may affect the borrowers ability to repay, estimated value of any underlying collateral and prevailing economic conditions. When a determination is made that a loan has deteriorated in credit quality, an addition to the allowance for loan losses is made and charged to earnings in the month of determination. In addition, by the very nature of the determination of the allowance, developments as to particular loans can affect the adequacy of the allowance for loan losses.
General
      Elgin’s results of operations depend primarily on its net interest income. Net interest income is the difference between the interest income Elgin earns on its interest-earning assets, consisting primarily of loans and investment securities, and the interest it pays on its interest-bearing liabilities, consisting primarily of savings accounts, money market accounts, time deposits and borrowings. Elgin’s results of operations are also affected by its provisions for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of service charges on deposit accounts, gains on sales of securities, and loan fees. Noninterest expense includes salaries and employee benefits, occupancy, equipment, data processing costs and deposit insurance premiums. Elgin’s results of operations may also be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Average Balances, Net Interest Income, Yields Earned and Rates Paid
      The following tables present for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Also presented is the weighted average yield on interest-earning assets, rates paid on interest-bearing liabilities and the resultant spread for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002. No tax equivalent adjustments were made. All average balances were calculated using average daily balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Three Months Ended March 31,

	2005			2004

	Average			Average
	Outstanding	Interest		Outstanding	Interest
	Balance	Earned/Paid	Yield/Rate	Balance	Earned/Paid	Yield/Rate

	(Dollars in thousands)
Interest-Earning Assets:
Cash equivalents	$3,257	$18	2.21%	$6,304	$14	0.88%
Loans receivable(1)	43,854	810	7.38%	39,982	812	8.12%
Investments	26,962	238	3.53%	26,999	247	3.66%

Total interest-earning assets	$74,073	1,066	5.75%	$73,285	1,073	5.85%

Interest-Bearing Liabilities:
Savings accounts	$8,068	10	0.50%	$7,660	7	0.37%
Demand accounts(2)	22,805	63	1.12%	22,490	36	0.64%
Money market accounts	3,463	4	0.47%	3,069	3	0.39%
CDs	21,142	112	2.16%	24,130	115	1.93%
IRAs	3,515	14	1.61%	3,659	15	1.65%

Total interest-bearing liabilities	$58,993	203	1.40%	$61,008	176	1.17%

Net interest income(3)		$863	4.35%		$897	4.68%

Net yield on interest-earning assets(4)			4.64%			4.88%

Average interest-earning assets to average interest-bearing liabilities		125.56%			120.12%

	Year Ended December 31,

	2004			2003			2002

	Average			Average			Average
	Outstanding	Interest		Outstanding	Interest		Outstanding	Interest
	Balance	Earned/Paid	Yield/Rate	Balance	Earned/Paid	Yield/Rate	Balance	Earned/Paid	Yield/Rate

	(Dollars in thousands)
Interest-Earning Assets:
Cash equivalents	$3,805	$47	1.24%	$5,548	$53	.96%	$3,437	$49	1.43%
Loans receivable(1)	40,896	3,231	7.90	41,616	3,449	8.29	43,615	3,754	8.61
Investments	27,647	998	3.61	25,211	1,004	3.98	25,978	1,286	4.95

Total interest-earning assets	$72,348	4,276	5.91	$72,375	4,506	6.23	$73,030	5,089	6.97

Interest-Bearing Liabilities:
Savings accounts	$8,066	31	.38	$7,275	33	.45	$7,059	61	.86
Demand accounts(2)	21,668	154	.71	21,267	262	1.23	20,255	323	1.59
Money market accounts	3,407	13	.38	3,437	20	.58	3,809	39	1.02
CDs	22,952	442	1.93	25,116	580	2.31	24,321	768	3.16
IRAs	3,681	56	1.52	3,735	79	2.12	3,892	139	3.57

Total interest-bearing liabilities	$59,774	696	1.16	$60,830	974	1.60	$59,336	1,330	2.24

Net interest income(3)		$3,580			$3,532			$3,759

Net interest rate spread			4.75%			4.63%			4.73%

Net yield on interest earning assets(4)			4.95%			4.88%			5.15%

Average interest-earning assets to average interest-bearing liabilities		121%			119%			123%

(1)	Calculated net of loan fees ($14,000 and $23,000 for the three months ended March 31, 2005 and 2004, respectively and $100,000 in 2004, $78,000 in 2003 and $102,000 in 2002).

(2)	Does not include non-interest-bearing demand deposits of $14.8 million and $13.1 million for the three months ended March 31, 2005 and 2004, respectively, and $13.7 million, $12.2 million and $11.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(3)	Does not include interest expense on deferred compensation contract obligations ($7,000 and $8,000 for the three months ended March 31, 2005 and 2004, respectively and $30,000 in 2004, $33,000 in 2003, and $36,000 in 2002).

(4)	Net interest income divided by interest-earning assets.

Rate/ Volume Analysis
      The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in volume multiplied by the prior period’s rate, and (2) changes in rate, which are changes in rate multiplied by the prior period’s volume. Changes attributable to both rate and volume that cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Three Months Ended
	March 31,			Year Ended December 31,			Year Ended December 31,
	2005 vs. 2004			2004 vs. 2003			2003 vs. 2002

	Increase			Increase			Increase
	(Decrease)			(Decrease)			(Decrease)
	Due to		Total	Due to		Total	Due to		Total
			Increase			Increase			Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)

	(Dollars in thousands)
Interest-earning assets:
Loans receivable(1)	$75	$(77)	$(2)	$(60)	$(158)	$(218)	$(169)	$(136)	$(305)
Investments	—	(9)	(9)	92	(98)	(6)	(38)	(244)	(282)
Other	(9)	13	4	(20)	14	(6)	23	(19)	4

Total interest-earning assets	66	(73)	(7)	12	(242)	(230)	(184)	(399)	(583)

Interest-bearing liabilities(2):
Savings accounts	—	3	3	3	(5)	(2)	2	(30)	(28)
Demand accounts	1	26	27	5	(113)	(108)	16	(77)	(61)
Money market accounts	—	1	1	—	(7)	(7)	(4)	(15)	(19)
IRA accounts	(1)	—	(1)	(1)	(22)	(23)	(6)	(54)	(60)
Certificates of deposit	(15)	12	(3)	(47)	(91)	(138)	22	(210)	(188)

Total interest-bearing liabilities	(15)	42	27	(40)	(238)	(278)	30	(386)	(356)

Net interest income	$81	$(115)	$(34)	$52	$(4)	$48	$(214)	$(13)	$(227)

(1)	Calculated net of loan fees of $14,000 and $23,000 for the three months ended March 31, 2005 and 2004, respectively, and $100,000 in 2004, $78,000 in 2003 and $102,000 in 2002.

(2)	Does not include interest expense on deferred compensation contract obligations of $7,000 and $8,000 for the three months ended March 31, 2005 and 2004, respectively, and $30,000 in 2004, $33,000 in 2003 and $36,000 in 2002.
Comparison of Operating Results for the Three Months Ended March 31, 2005 Compared to the Three Months Ended March 31, 2004
      General. Net income decreased $229,000, or 139.0%, to a net loss of $64,000 for the three months ended March 31, 2005 from $165,000 for the three months ended March 31, 2004. The decrease in net income resulted primarily from an increase in noninterest expenses.
      Net interest income. Net interest income decreased $42,000, to $870,000 for the three months ended March 31, 2005, compared to $912,000 for the three months ended March 31, 2004. This decrease is primarily due to a 24 basis point decrease in the net yield, to 4.64% for the three months ended March 31, 2005, from 4.88% for the three months ended March 31, 2004. This decrease primarily reflects higher rates paid on deposits, which increased 23 basis points to 1.40% for the three months ended March 31, 2005, from 1.17% for the three months ended March 31, 2004. Yields on loans and investments also declined during the three months ended March 31, 2005 as compared to the three months ended March 31, 2004.

These declines reflect the lower rates on the new loans made during 2004 compared to those made during 2003. The ratio of average interest-earning assets to average interest-bearing liabilities increased due to a decrease in average interest-bearing liabilities primarily caused by maturities of certificates of deposit.
      Provision for Loan Losses. Elgin establishes the allowance for loan losses at a level management believes will reflect probable credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. Elgin did not record any provision for loan losses during the three months ended March 31, 2005 and 2004, as the allowance amount was sufficient to absorb probable losses.
      The allowance for loan losses as a percentage of loans outstanding decreased to 1.41% at March 31, 2005 from 1.59% at March 31, 2004. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates. Nonperforming loans were approximately $476,000 and $339,000 at March 31, 2005 and 2004, respectively.
      Noninterest Income. Noninterest income increased $20,000, or 15.9%, to $146,000 for the three months March 31, 2005 from $126,000 for the three months ended March 31, 2004, primarily as a result of earnings from an investment in bank owned life insurance.
      Noninterest Expense. Noninterest expense increased $236,000, or 28.3%, to $1.1 million for the three months ended March 31, 2005 from $834,000 for the three months ended March 31, 2004. This increase was primarily the result of increased inspection fees relating to new loans and from legal and accounting fees incurred related to the merger with Franklin.
Comparison of Operating Results for the Year Ended December 31, 2004 to the Year Ended December 31, 2003
      General. Net income decreased $56,000, or 8.3%, to $618,000 for the year ended December 31, 2004 from $674,000 for the year ended December 31, 2003. The decrease in net income resulted primarily from an increase in noninterest expenses.
      Net interest income. Net interest income increased $73,000, to $3.7 million for the year ended December 31, 2004, compared to $3.6 million for the year ended December 31, 2003. This increase was primarily due to a 7 basis point increase in the net yield, to 4.95% for the year ended December 31, 2004, from 4.88% for the year ended December 31, 2003. This increase reflects lower rates paid on deposits, which declined 44 basis points to 1.16% for the year ended December 31, 2004, from 1.60% for the year ended December 31, 2003. Yields on loans and investments also declined during the year ended December 31, 2004 as compared to the year ended December 31, 2003. These declines reflect the general lower level of market interest rates during 2004 as compared to 2003. The ratio of average interest-earning assets to average interest-bearing liabilities increased due to a decline in average interest-bearing liabilities primarily caused by maturities of certificates of deposit during the current year.
      Provision for Loan Losses. Elgin establishes allowance for loan losses at a level management believes will reflect probable credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. Elgin did not record any provision for loan losses during the years ended December 31, 2004 and 2003, as the allowance amount was sufficient to absorb probable losses.
      The allowance for loan losses as a percentage of loans outstanding decreased to 1.44% at December 31, 2004 from 1.63% at December 31, 2003. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates. Nonperforming loans were approximately $460,000 at December 31, 2004. Elgin did not have any non-performing loans at December 31, 2003.

      Management assesses the allowance for loan losses on a monthly basis and makes provisions for loan losses as necessary in order to maintain the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require Elgin to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of December 31, 2004 is maintained at a level that represents management’s best estimate of inherent losses in the loan portfolio.
      Noninterest Income. Noninterest income decreased $62,000, or 10.0%, to $560,000 for the year ended December 31, 2004 from $622,000 for the year ended December 31, 2003, primarily as a result of a decrease in realized gains on sales of securities of $110,000. During the year ended December 31, 2003, securities totaling $4.0 million were sold for a gain of $110,000. No securities were sold during the year ended December 31, 2004. Partially offsetting this decrease was an increase in fee income of $48,000.
      Noninterest Expense. Noninterest expense increased $76,000, or 2.3%, to $3.4 million for the year ended December 31, 2004 from $3.3 million for the year December 31, 2003. This increase was primarily the result of a $51,000 increase in salaries and employee benefits. The remaining increase is primarily a result of increased debit card fees.
Comparison of Operating Results for the Year Ended December 31, 2003 to the Year Ended December 31, 2002
      General. Net income decreased $214,000, or 24.1%, to $674,000 for the year ended December 31, 2003 from $888,000 for the year ended December 31, 2002. The decrease in net income resulted primarily from a decrease in interest income resulting from a $655,000 decline in average interest-earning assets and a 27 basis point decline in the net yield.
      Net interest income. Net interest income decreased $248,000, to $3.6 million for the year ended December 31, 2003, compared to $3.8 million for the year ended December 31, 2002. This decline was due to a decrease in average-interest earning assets, primarily related to a $2.0 million, or 4.6% decline in loans receivable. Average loans declined due to payoffs caused by increased levels of refinance activity on real estate loans, reflecting a decline in market interest rates during 2003. The net yield on interest-earning assets declined 27 basis points, to 4.88% for the year ended December 31, 2003, as compared to 5.15% for the year ended December 31, 2002. This decline reflects lower yields on Elgin’s loan and investment portfolios resulting from the decline in market interest rates during 2003. The average cost of deposits declined 64 basis points to 1.60% for the year ended December 31, 2003, as compared to 2.24% for the year ended December 31, 2002, resulting in lower interest expense in the current year as compared to the prior year.
      Provision for Loan Losses. Elgin establishes allowance for loan losses at a level management believes will reflect probable credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. Elgin did not record any provision for loan losses during the years ended December 31, 2003 and 2002, as the allowance amount was sufficient to absorb probable losses.
      This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision, as more information becomes available or as future events change. The allowance for loan losses as a percentage of loans outstanding increased to 1.63% at December 31, 2003 from 1.45% at December 31, 2002. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates. Elgin did not have any nonperforming loans at December 31, 2003 and 2002.
      The allowance for loan losses as of December 31, 2003 is maintained at a level that represents management’s best estimate of inherent losses in the loan portfolio.

      Noninterest Income. Noninterest income increased $74,000, or 13.5%, to $622,000 for the year ended December 31, 2003 from $548,000 for the year ended December 31,2002, primarily as a result of an increase in realized gains on sales of securities of $90,000. During the year ended December 31, 2003, securities totaling $4.0 million were sold for a gain of $110,000, compared to sales of $500,000 for a gain of $20,000 during the year ended December 31, 2002.
      Noninterest Expense. Noninterest expense increased $120,000, or 3.7%, to $3.3 million for the year ended December 31, 2003 from $3.2 million for the year ended December 31, 2002. This increase was primarily the result of a $49,000 increase in salaries and employee benefits. The remaining increase is due to increased data processing expense and director and committee fees.
Financial Condition
      March 31, 2005 to December 31, 2004. Total assets were $81.5 million at March 31, 2005, a decrease of $3.0 million from $84.5 million at December 31, 2004. The decrease was primarily attributable to a reduction in cash and equivalents and investments securities, partially offset by an increase in loans. The decrease in cash and equivalents and investment securities is from maturities in deposits and from an increase in loans. Loans secured by real estate increased by $543,000, or 1.6%, to $33.5 million at March 31, 2005 from $33.0 million at December 31, 2004. Agricultural loans increased to $3.2 million, or $437,000 at March 31, 2005, from $2.8 million at December 31, 2004. Consumer loans decreased $183,000 to $4.5 million at March 31, 2005, a decrease of 3.9% from $4.7 million at year end 2004.
      Deposits were $71.1 million at March 31, 2005, a decrease of $2.8 million from $73.9 million at December 31, 2004. Transaction and savings deposits decreased $2.0 million to $46.8 million at March 31, 2005 from $48.8 million at the end of 2004, primarily from fluctuations in transaction accounts. Certificates of deposit totaled $24.3 million at March 31, 2005, a decrease of $721,000 from $25.0 million at December 31, 2004, mainly due to higher interest rates being offered by competition.
      December 31, 2004 to December 31, 2003. Total assets were $84.5 million at December 31, 2004, an increase of $316,000 from $84.2 million at December 31, 2003. The increase was primarily attributable to growth in loans, investment securities and bank owned life insurance, offset by a reduction on cash and equivalents. Due to a decrease in refinancings and an increase in construction/land development/originations, Elgin’s loan portfolio increased by $3.6 million, or 9.3%, to $42.7 million, from $39.0 million at December 31, 2003. Loans secured by real estate increased by $1.4 million, or 4.4%, to $33.0 million at December 31, 2004 from $31.6 million at December 31, 2003. Agricultural loans increased to $2.8 million, or $846,000, from $1.9 million at December 31, 2003 primarily due to an increased demand by Elgin’s customers for agricultural related products. This represented a 43.8% increase in Elgin’s agricultural portfolio. Consumer loans increased $689,000 to $4.7 million at December 31, 2004, an increase of 17.2% from $4.0 million at year end 2003.
      Deposits were $73.9 million at December 31, 2004, an increase of $369,000 from $73.5 million at December 31, 2003. Transaction and savings deposits increased $3.4 million to $48.8 million at December 31, 2004 from $45.4 million at the end of 2003. Certificates of deposit totaled $25.0 million, a decrease of $3.1 million from $28.1 million at December 31, 2003, mainly due to higher interest rates being offered by the competition.
      December 31, 2003 to December 31, 2002. Total assets increased by $1.3 million, to $84.2 million at December 31, 2003 from $82.9 million at December 31, 2002. The increase was primarily due to an increase in short-term investments and securities, offset by a decrease in the loan portfolio. Due to the low interest rate environment, Elgin experienced an increase in prepayments on its loan portfolio. The loan portfolio decreased $5.9 million to $39.0 million from $44.9 million at the end of 2002. This decrease is primarily due to a reduction in Elgin’s real estate loan portfolio, secured by single family mortgages and commercial and multi-family properties, of $4.6 million, or 12.7%, to $31.6 million from $36.2 million at December 31, 2002. In addition, commercial and consumer loans declined by $637,000 and $467,000, respectively. The reduction in Elgin’s loan portfolio was reinvested in short-term investments, which increased $5.1 million to $7.4 million and securities, which increased $324,000 to $25.9 million at December 31, 2003.
      Deposits were $73.5 million at December 31, 2003, an increase of $1.6 million, or 2.3% over the December 31, 2002 balance. Transaction and savings accounts increased $1.3 million to $45.4 million and certificates of deposit increased $321,000 to $28.1 million. Elgin’s increase in deposits can be partly attributed to competitively pricing its deposit accounts at or above market rates and offering deposit products with minimum requirement features more favorable than its competitors.
Liquidity and Commitments
      Elgin is required to have sufficient investments that qualify as liquid assets in order to maintain liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, Elgin has maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At March 31, 2005, Elgin’s liquidity ratio, which is its liquid assets as a percentage of net withdrawable deposits with a maturity of one year or less and current borrowings, was 52.5%.
      Elgin’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Elgin’s primary sources of funds are deposits, repayments and maturities of loans and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are influenced by general interest rates, economic conditions and competition. In addition, Elgin invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. Elgin also has the ability to generate cash through borrowings. Elgin has federal funds purchase lines totaling $4.0 million from other financial institutions, if needed, to assure liquidity needs, but currently has not drawn on these lines.
      Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or certificates of deposit in other financial institutions. On a longer-term basis, Elgin maintains a strategy of investing in various lending products as described in greater detail under “Information about Elgin — Lending Activities” on page 65. Elgin uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals and to fund loan commitments. At March 31, 2005, total unfunded commitments under lines of credit were $2.7 million. Certificates of deposit scheduled to mature in one year or less at March 31, 2005 totaled $18.6 million. Although the average cost of deposits has increased throughout 2004, management’s policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with Elgin.
Capital
      Consistent with its goals to operate a sound and profitable financial organization, Elgin actively seeks to maintain a “well capitalized” institution in accordance with regulatory standards. Total capital was $10.0 million at March 31, 2005, or 12.23% of total assets on that date. As of March 31, 2005, Elgin exceeded all capital requirements of the FDIC. Elgin’s regulatory capital ratios at March 31, 2005 were as follows: Tier 1 leverage capital, 12.06%; Tier 1 risk-based capital, 20.69%; and total risk-based capital, 21.93%. The regulatory capital requirements to be considered well capitalized are 5%, 6% and 10%, respectively.
Asset and Liability Management and Market Risk
      Elgin’s Risk When Interest Rates Change. The rates of interest Elgin earns on assets and pays on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, Elgin’s results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of its assets and liabilities. The risk associated with changes in interest rates and Elgin’s ability to adapt to these changes is known as interest rate risk and is Elgin’s most significant market risk.
      How Elgin Measures its Risk of Interest Rate Changes. As part of Elgin’s attempt to manage its exposure to changes in interest rates and comply with applicable regulations, it monitors its interest rate risk. In monitoring interest rate risk, Elgin analyzes and manages assets and liabilities based on their payment streams and interest rates, the timing of their maturities and their sensitivity to actual or potential changes in market interest rates.
      In order to manage the potential for adverse effects of material and prolonged increases in interest rates on Elgin’s results of operations, Elgin has adopted asset and liability management policies to better align the maturities and repricing terms of its interest-earning assets and interest-bearing liabilities. The executive committee implements these policies. The executive committee is comprised of members of the board of directors. The executive committee establishes guidelines for and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, and profitability goals. The executive committee meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis. On a quarterly basis, the executive committee recommends strategy changes, as appropriate, based on this review. The executive committee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors on a quarterly basis.
      In order to manage Elgin’s assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, Elgin has focused its strategies on:

•	originating real estate mortgage loans which have adjustable interest rates,

•	originating shorter-term business, consumer and agricultural loans,

•	managing Elgin’s deposits to establish stable deposit relationships, and

•	limiting the percentage of long term fixed-rate loans in its portfolio.
      The executive committee reviews quarterly interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity and evaluates such impacts against the maximum potential changes in net interest income and market value of portfolio equity authorized by the board of directors of Elgin. Market value of portfolio equity is defined as the net present value of an institution’s existing assets, liabilities and off-balance sheet instruments.
      The assumptions used by management to evaluate the vulnerability of Elgin’s operations to changes in interest rates are utilized in, and set forth under, the interest rate sensitivity gap, or gap, table below. Although management finds these assumptions reasonable, the interest rate sensitivity of Elgin’s assets and liabilities and the estimated effects of changes in interest rates on Elgin’s net interest income and market value of portfolio equity could vary if different assumptions were used or actual experience differs from such assumptions.

      The following table summarizes the anticipated maturities or re-pricing of Elgin’s interest-earning assets and interest-bearing liabilities at March 31, 2005, based on the information and assumptions set forth below.

		Over
	3 Months	3 Months	Over 1 to	Over
	or Less	to 1 Year	5 Years	5 Years	Total

	(Dollars in thousands)
Investments	$4,180	$4,906	$11,487	$7,692	$28,265
Real estate mortgage loans	6,117	10,367	17,236	50	33,770
Consumer loans	1,635	1,612	992	—	4,239
Other loans	1,814	2,465	1,180	26	5,485

Total interest-earning assets	13,746	19,350	30,895	7,768	71,759

Savings accounts	2,682	567	1,803	3,257	8,309
Demand and money market	7,460	1,429	1,640	13,144	23,673
Certificates of deposit	5,527	13,099	5,661	—	24,287

Total interest-bearing liabilities	15,669	15,095	9,104	16,401	56,269

Interest-earning assets less interest-bearing liabilities	$(1,923)	$4,255	$21,791	$(8,633)	$15,490

Cumulative interest rate sensitivity gap	$(1,923)	$2,332	$24,123	$15,490	$15,490

Cumulative interest rate gap as a percentage of assets at March 31, 2005	(2.36)%	2.86%	29.61%	19.01%	19.01%
Cumulative interest rate gap as a percentage of interest-earning assets at March 31, 2005	(2.68)%	3.25%	33.62%	21.59%	21.59%
      The difference between re-pricing assets and liabilities for a specific period is referred to as the interest rate sensitivity gap. A gap is considered to be positive when interest rate sensitive assets exceed interest rate sensitive liabilities. A gap is considered to be negative when interest sensitive liabilities exceed interest sensitive assets. The cumulative gap is the summation of the gap for all periods to the end of the period for which the cumulative gap is being measured. Elgin’s one-year cumulative interest rate gap position was a positive gap of $2.3 million, or 3.25% of interest-earning assets, at March 31, 2005. A positive interest rate gap generally would leave Elgin’s earnings vulnerable to periods of declining interest rates because during such periods the interest income earned on assets will generally decrease more rapidly than the interest expense paid on liabilities. Conversely, in a rising interest rate environment, the total income earned on assets will generally increase more rapidly than the interest expense paid on liabilities. A negative interest rate gap would have the opposite effect. Elgin’s management believes that Elgin’s interest rate gap has generally been maintained within an acceptable range in view of the prevailing interest rate environment.
      The gap analysis makes assumptions about the re-pricing opportunities of demand, money market, and savings accounts based on historical and projected experience under changing interest rate environments. Management considers these assumptions to be reasonable for Elgin based on its knowledge of its customer base and their behavior during interest rate changes.
      At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, Elgin’s management may determine to increase Elgin’s interest rate risk position somewhat in order to maintain its net interest margin.
      Assets and liabilities scheduled to re-price are included in the period in which the rate is next scheduled to adjust rather than in the period in which the assets or liabilities are due. Fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization. No effect is given to the payable on demand clause in certain mortgage loans originated by Elgin.

      As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to re-pricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, a limited amount of Elgin’s assets have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the table.
Impact of Inflation
      The financial statements of Elgin presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.
      Elgin’s primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on its performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of Elgin’s assets and liabilities are critical to the maintenance of acceptable performance levels.
      The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that Elgin has made. Elgin is unable to determine the extent, if any, to which properties securing its loans have appreciated in dollar value due to inflation.
Recent Accounting Pronouncements
      The Financial Accounting Standard Board, or FASB, has issued the following accounting standards related to the financial services industry:
      In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, or FIN 46R, which addressed how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” which was issued in January 2003. Companies are required to apply FIN 46R to variable interests in variable interest entities, or VIE, created after December 31, 2003. For variable interests in VIE created after January 1, 2004, FIN 46R is to be applied beginning on January 1, 2005. For any VIE that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities, and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and noncontrolling interest of the VIE. Elgin does not have any variable interest entities and, accordingly, the implementation of this interpretation will not result in any impact on its financial position or results of operations.
      In December 2003, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments,” which is effective for fiscal years ending after December 15, 2003. EITF Issue No. 03-1 requires the measurement and recognition of other-than-temporary impairment of investment securities, along with additional disclosures related to unrealized losses. In September 2004, the FASB issued Staff Position No. 03-1-1, delaying the implementation of the measurement and recognition guidance in EITF Issue No. 03-1, but retaining the disclosure requirements. Elgin has adopted the disclosure requirements of EITF Issue No. 03-1 as of December 31, 2003.
      In December 2004, the FASB issued Financial Accounting Standards (FASB) No. 123(R), “Share-Based Payment.” FASB No. 123(R) is a revision of FASB No. 123, “Accounting for Stock-Based Compensation.” FASB No. 123(R) requires a public entity to measure the cost of stock-based compensation involving either equity (typical common stock option plans) or liability (phantom stock or stock appreciation right plans) instruments at fair value as of the grant date, and recognize compensation expense over the period of employment. Nonpublic entities must also recognize equity instrument plans using fair values at the grant date; however, they may elect to continue to recognize liability instrument plans using current intrinsic-value accounting. For large public entities, FASB No. 123(R) is effective after June 15, 2005; for small public and nonpublic entities, FASB No. 123(R) is effective after December 15, 2005. All awards granted after these dates will be subject to FASB 123(R). This standard is not expected to impact Elgin as it has not historically granted stock-based compensation to its directors, officers, or employees.
INFORMATION ABOUT ELGIN
General
      Elgin is a community-oriented financial institution that offers a variety of financial services to meet the needs of the communities it serves. The principal business of Elgin historically has consisted of attracting retail deposits from the general public and investing those funds primarily in real estate mortgage loans and, to a lesser extent, loans involving commercial real estate, farmland, construction, consumer items, commercial business and agricultural needs primarily in Elgin’s market area. Elgin also purchases mortgage-backed securities and invests in U.S. Government and agency obligations and other permissible investments.
      Elgin currently offers a variety of deposit accounts having a wide range of interest rates and terms. Elgin’s deposits include savings accounts, money market savings accounts, regular checking accounts and certificate of deposit accounts with terms of 1 month to 36 months. Elgin only solicits deposits in its market area and does not accept brokered deposits.
Market Area
      Elgin is headquartered in Elgin, Texas and has two community banking offices and a drive through motor bank primarily serving Bastrop, Lee, Williamson and Travis counties in Texas. Elgin’s primary geographic market area for loans and deposits is central Texas.
Lending Activities
      Approval Process. Loan applications are initially considered and approved at various levels of authority. Each loan officer has the sole authority to offer credit up to an aggregate total of $15,000 to any single borrower or group of related borrowers, exclusive of loans secured by the borrower’s owner-occupied home. Loans to a single borrower or group of related borrowers with an aggregate total from $15,000 to $50,000 must have approval of Elgin’s loan officer loan committee. The President of Elgin has sole authority to offer credit under the same terms up to $50,000. Loans in excess of the aggregate $50,000 limit must have approval of the senior loan committee up to a maximum aggregate loan limit of $1.0 million. In addition to these limits, the loan officer loan committee has the authority to approve loans secured by the owner-occupied home of any single borrower up to $100,000, exclusive of other debts.
      At March 31, 2005, the maximum amount which Elgin could have loaned to any one borrower and the borrower’s related entities was $1.0 million. Elgin’s largest lending relationship to a single borrower or a group of related borrowers, on that date, consisted of three loans to a local businessman totaling $1,000,000, which was secured by real estate in and near Elgin, along with all cattle, equipment, inventory and certificates of deposit. These loans were all performing satisfactorily as of March 31, 2005.
      Loan Portfolio Composition. The following table presents information concerning the composition of Elgin’s loan portfolio in dollar amounts and in percentages as of the dates indicated.

	March 31,		December 31,

	2005		2004		2003		2002

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Real Estate Loans:
One-to four-family residential	$18,213	41%	$17,785	41%	$17,509	45%	$20,021	44%
Construction/land development	2,570	6	2,483	6	1,707	4	2,018	4
Farmland	5,573	13	5,589	13	5,584	14	5,808	13
Commercial and multi-family	7,141	16	7,097	16	6,768	17	8,319	18

Total real estate loans	33,497	76	32,954	76	31,568	80	36,166	79

Other Loans:
Agriculture	3,215	7	2,778	6	1,932	5	2,164	5
Commercial	2,799	7	2,870	7	2,169	5	2,806	6
Automobile	1,928	4	1,920	4	1,781	5	1,928	4
Personal loans	1,358	3	1,491	4	1,311	3	1,303	3
Other consumer loans	1,225	3	1,283	3	913	2	1,241	3

Total other loans	10,525	24	10,342	24	8,106	20	9,442	21

Total loans	44,022	100%	43,296	100.00%	39,674	100.00%	45,608	100.00%

Less:
Allowance for loan losses	611		625		645		662

Total loans receivable, net	$43,411		$42,671		$39,029		$44,946

      The following schedule illustrates the contractual maturity of Elgin’s loan portfolio at March 31, 2005. Mortgages which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

	March 31, 2005

	Within	One to	After
	One Year	Five Years	Five Years	Total

	(In thousands)
Single family	$1,762	$12,523	$3,929	$18,214
Commercial and Multi-family	2,304	4,208	532	7,044
Construction/ Land Development/Farmland	2,273	5,548	418	8,239
Commercial business	892	1,775	132	2,799
Agriculture	2,072	1,117	26	3,215
Consumer	1,087	3,419	5	4,511

	$10,390	$28,590	$5,042	$44,022

      The total amount of loans due after March 31, 2005 which have predetermined interest rates is $43.0 million, while the total amount of loans due after such date which have floating or adjustable interest rates is $1.0 million.

      Real Estate Lending. Elgin focuses its lending efforts primarily on the origination of real estate loans in its market area. At March 31, 2005, real estate loans totaled $33.5 million, or 76.1% of Elgin’s total loan portfolio.
      One-to Four-Family Residences. The largest portion of Elgin’s real estate loans are secured by first lien notes on one-to four-family residences, which on March 31, 2005 totaled $17.6 million, or 40.0% of Elgin’s total loan portfolio. Junior lien notes on one-to four-family residences, at the same date, totaled $604,000 or 1.4% of Elgin’s total loan portfolio. The largest portion of Elgin’s one-to four-family residence loans are owner occupied which totaled $13.5 million, or 30.8% of Elgin’s total loan portfolio at March 31, 2005.
      Elgin generally underwrites its one-to four-family loans based on the applicant’s employment and credit history, debt-to-income ratio and the appraised value of the subject property. Presently, Elgin generally lends up to 85% of the appraised value for one-to four-family owner occupied residential loans and up to 80% for non-owner occupied residential loans. Properties securing Elgin’s one-to four-family loans are appraised by independent fee appraisers approved by the board of directors to the extent the loan exceeds $25,000. Elgin requires its borrowers to obtain evidence of clear title, hazard insurance, and flood insurance, if necessary.
      Elgin currently originates fixed-rate one-to four-family mortgage loans. Elgin’s pricing strategy for mortgage loans includes setting interest rates that are consistent with customer needs and Elgin’s profitability goals. Fixed-rate loans secured by one-to four-family residences have amortization periods up to 30 years and generally have contractual maturities in five years, with payments due monthly. Elgin typically renews these loans for subsequent five-year terms, with an adjustment of the loan rate to market at the time of renewal.
      Included in Elgin’s one-to four-family mortgage loans, to a lesser extent, are fully amortizing home equity loans with terms up to 10 years, and loans secured by improved and unimproved home sites with acreage amounts generally up to 15 acres in size.
      Loans for lots and small acreage are attractive to Elgin due to the potential future loan business from interim construction and permanent home financing. These loans are generally financed with a 10-year amortizing loan with a contractual maturity due at the end of five years. Elgin typically renews these loans for a subsequent five-year term, with an adjustment of the loan interest rate to the market rate at the time of renewal.
      Commercial Real Estate. Elgin offers commercial real estate loans in the Elgin market area and surrounding areas. At March 31, 2005, Elgin had $7.1 million in improved commercial real estate loans, which represented 16.2% of Elgin’s total loan portfolio. These loans are secured primarily by office buildings, retail properties and, to a lesser extent, multi-family housing and unimproved commercial real estate.
      Commercial and multi-family real estate loans generally have terms of three to five years with payments based on amortization periods up to 20 years. Elgin has a variety of rate features and other terms in its commercial real estate loan portfolio. Generally, the loans are made in amounts up to 80% of the appraised value of the property. Elgin analyzes the financial condition of the borrower, the borrower’s credit history, and the reliability and predictability of the cash flow generated by the property securing the loan. Elgin also requires personal guaranties of the borrowers. Independent appraisers perform appraisals on properties securing commercial real estate loans originated by Elgin.
      Commercial real estate loans generally present a higher level of risk than loans secured by one- to four-family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effect of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family and commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed or a major tenant is unable to fulfill its lease obligations), the borrower’s ability to repay the loan may be impaired.
      Farm and Ranch Real Estate. Elgin offers loans for farm and ranch land of acreage tracts in excess of 15 acres. At March 31, 2005, Elgin had $5.6 million in loans secured by farm and ranch land, which represented 12.7% of Elgin’s total loan portfolio.
      Loans for farm and ranch land are originated with fixed rates of interest and an amortization schedule up to 20 years with a balloon payment due at the end of five years. Elgin typically renews these loans for subsequent five-year terms, with an adjustment of the interest rate to the market rate at the time of renewal. Elgin’s general policy is to limit the loan-to-value ratio on agricultural real estate loans to a maximum of 75%.
      Construction Lending. Elgin makes construction loans to individuals for the construction of their residences as well as to builders for the construction of one- to four-family residences and commercial and multi-family real estate. Construction loans to individuals for their residences typically mature at 12 months and are generally convertible to permanent loans at the end of the construction phase. These construction loans have rates which generally match one-to four-family loans then offered by Elgin, with interest payments due monthly during the construction term. Normally, the maximum loan-to-value ratio of owner occupied, single-family construction loans is 85%. Residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent residential loans. At March 31, 2005, Elgin had $2.6 million of construction loans, which represented 5.8% of Elgin’s loan portfolio, primarily to borrowers intending to live in the properties upon completion of construction. Loan fees charged in connection with the origination of such loans are typically 1% of the loan amount.
      Construction loans on commercial and multi-family real estate projects may be secured by apartments, churches, agricultural facilities, small office buildings, medical facilities or other property, and are structured to be converted to permanent loans at the end of the construction phase, which is generally 12 months. These construction loans have rates and terms which match permanent multi-family or commercial real estate loans offered by Elgin. During the construction phase, the borrower pays interest monthly.
      Construction loans are obtained principally through continued business from builders who have relationships with Elgin, as well as referrals from existing customers and walk-in customers. The application process includes a submission to Elgin of plans, specifications and costs of the project to be constructed. These items are also used as a basis to determine the appraised value of the subject property. Loans are based on the lesser of current appraised value or the cost of construction, including land.
      Because of the uncertainties inherent in estimating construction costs and the market for the project upon completion, it is relatively difficult to evaluate accurately the total loan funds required to complete a project, the related loan-to-value ratios and the likelihood of ultimate success of the project. Construction loans to borrowers other than owner-occupants also involve many of the same risks discussed above regarding multi-family and commercial real estate loans and tend to be more sensitive to general economic conditions than many other types of loans.
      Consumer Lending. Elgin offers a variety of consumer loans, including those secured by automobiles, boats and certificates of deposit. To a lesser extent, Elgin makes unsecured consumer loans to customers with an excellent credit history. Elgin currently originates substantially all of its consumer loans in its primary market area on a direct basis.
      At March 31, 2005, Elgin’s consumer loan portfolio totaled $4.5 million, or 10.2% of its total loan portfolio. Of the consumer loan portfolio at March 31, 2005, substantially all were short and intermediate term, fixed-rate loans.
      New and used auto loans totaled $1.9 million at March 31, 2005, or 4.4% of Elgin’s loan portfolio. Auto loans may have terms for up to five years for a new car and up to four years for a used car with fixed rates of interest. Loan-to-value ratios are up to 80% of the sales price for new autos and 100% of the loan value on used autos, based on a valuation from official used car guides. In addition, Elgin may, on occasion, originate secured auto loans in excess of 100% loan-to-value ratio based upon the credit quality of the borrower.
      Consumer loans for household goods and personal uses, either secured or unsecured, and overdraft checking accounts totaled $1.4 million, or 3.2% of Elgin’s loan portfolio, as of March 31, 2005.
      Loans secured by certificates of deposit issued by Elgin totaled $1.1 million, or 2.6% of Elgin’s loan portfolio, at March 31, 2005. These loans are originated at a lower rate than other loans due to their limited risk.
      Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The underwriting standards employed by Elgin for consumer loans include an application, a determination of the applicant’s payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.
      Consumer loans may entail greater credit risk than do one- to four-family residential loans, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles and consumer goods. In such cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy laws, may limit the amount which can be recovered on such loans.
      Commercial Business Lending. Elgin also originates commercial business loans. At March 31, 2005, commercial business loans totaled $2.8 million, or 6.4% of Elgin’s total loan portfolio.
      Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to repay the loan from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower’s ability to repay the loan from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself, which, in turn, is likely to be dependent upon the general economic environment. Business assets usually secure Elgin’s commercial business loans. However, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.
      Elgin’s commercial business lending policy includes credit file documentation, capacity to repay the loan, and the adequacy of the borrower’s capital and collateral. Analysis of the borrower’s past, present and future cash flows is an important aspect of Elgin’s current credit analysis. Nonetheless, such loans are believed to carry higher credit risk than more traditional secured lending activities.
      Agricultural Related Lending. Elgin originates a significant number of loans to finance livestock, farm machinery and equipment, other farm related products, and the production of agricultural crops. At March 31, 2005, Elgin had agricultural loans secured by equipment, livestock and crops totaling $3.2 million, or 7.3% of Elgin’s loan portfolio.
      Agricultural operating loans are originated at either an adjustable or fixed rate of interest for a one-year term. Loans for the purchase of livestock and equipment have adjustable or fixed rates of interest, and have terms of up to five years with payments being due annually.
      Agricultural related lending affords Elgin the opportunity to earn yields that are higher than those obtainable on one-to four-family residential lending. Nevertheless, agricultural related lending involves a greater degree of risk than one-to four-family residential mortgage loans because of the risk inherent in financing production agriculture. In addition, payments on loans are dependent on the successful operation or management of the farm for which an operating loan is utilized. The success of the loan may also be affected by many factors outside the control of the borrower.
      Weather presents one of the greatest risks, as hail, drought, floods or other conditions can severely limit crop yields and thus impair loan repayments and the value of the underlying collateral. This risk can be reduced substantially with the use of multi-peril crop insurance, which can guarantee set yields to provide certainty of repayment. Elgin generally requires the borrower to obtain multi-peril crop insurance.
      Grain and livestock prices also present a risk as prices may decline prior to sale resulting in a failure to cover production costs. These risks may be reduced by the borrower with the use of futures contracts or options to provide a “floor” below which prices will not fall to the borrower.
      Another risk is the uncertainty of government support programs and other regulations. Many borrowers rely, in part, on the income from support programs to make loan payments and may default on their loans if these programs are discontinued or significantly changed.
      Finally, many farms are dependent on a limited number of key individuals whose injury or incapacitation may result in an inability to successfully operate the farm.
      Loan Originations and Repayments. Elgin originates loans through referrals from real estate brokers and builders, its marketing efforts and its existing and walk-in customers. Elgin’s ability to originate loans is dependent upon customer demand for loans in its market area. Competition and the interest rate environment affect demand. During the past few years, Elgin, like many other financial institutions, has experienced significant prepayments on loans as a result of the low interest rate environment prevailing in the United States.
      Asset Quality. When a borrower fails to make a payment on a mortgage loan on or before the due date, a late notice is mailed ten days after the due date. When the loan is 17 days past due, another late notice is mailed and the customer is contacted by telephone. This process will continue until satisfactory payment arrangements have been made. If payment is not made in a timely manner, further collection activity is taken. Such collection activity includes additional telephone calls, letters and personal visits with the customer to establish a plan of repayment. Generally after the loan is 90 days past due and acceptable arrangements have not been made, Elgin will refer the loan to legal counsel, with instructions to prepare a notice of default and opportunity to cure. This notice allows the borrower up to 20 days to bring the loan current. During this 20-day period, Elgin will attempt to contact the borrower to implement satisfactory payment arrangements. If satisfactory payment arrangements have not been made during this time period, the outstanding balance will be accelerated and legal counsel will send the customer a notice of acceleration. A notice of sale will be sent to the customer and duly posted in the county where the property is located no less than 21 days prior to the day of foreclosure. If the loan is not paid in full during this 21-day period, or other arrangements made, a trustee’s sale will take place in accordance with the notice of foreclosure and applicable law.
      To establish a bid amount for foreclosure, Elgin has an appraisal completed by a licensed appraiser selected from a list of pre-approved appraisers authorized by the board of directors. Elgin will typically bid the lesser of the amount owed to Elgin or the appraised value less expenses associated with the foreclosure. Legal fees, filing fees and Elgin’s personnel time are taken into account, as well as anticipated expenses to market, manage and sell the property.
      A similar process is followed for consumer loans, with the initial written contact being made once the loan is ten days past due. Follow-up contacts are generally on an accelerated basis compared to the mortgage loan procedure. Collateral securing consumer loans is normally repossessed once the loan becomes 60 days past due, unless there are extenuating circumstances.
      Elgin’s procedure for charging off consumer loans does not differentiate between the different types of consumer loans. Elgin’s loan underwriting is based on the borrower’s ability to pay, and not on the value of the collateral. Generally, all consumer loans are either charged off or recognized as a specific loss after they become delinquent 90 days. Consumer loans with collateral are charged off or recognized as a specific loss down to net collateral resale value if repossession of collateral is assured.
      Deficiencies are determined on mortgage loans based on the sale amount at foreclosure, less the amount owed on the borrower’s loan(s). Deficiencies on consumer loans are determined after all collateral, if any, is sold with the proceeds being applied first to the borrower’s debt. Suit may be filed against the borrower for the deficiency depending on the amount of the remaining debt and the ability of the borrower to repay.
      Delinquent Loans. The following table sets forth Elgin’s loan delinquencies by type, number and amount at March 31, 2005.

	Loans Delinquent for:

					Total
	30-89 Days		90 Days and Over		Delinquent Loans

	Number	Amount	Number	Amount	Number	Amount

	(Dollars in thousands)
Real estate	8	$236	—	—	8	$236
Consumer	36	111	2	10	38	121
Commercial	3	12	1	11	4	23
Agriculture	3	6	—	—	3	6

Total	50	$365	3	$21	53	$386

      Non-performing Assets. The table below sets forth the amounts and categories of non-performing assets in Elgin’s loan portfolio.

	At March 31,		At December 31,

	2005	2004	2004	2003	2002

	(Dollars in thousands)
Non-accruing loans:
One- to four-family	$380	$210	$364	$—	$—
Other real estate	96	95	96	—	—
Other loans	—	34	—	—	—

Total	476	339	460	—	—

Foreclosed assets:
One- to four-family	22	—	—	—	—
Consumer	—	—	1	—	1

Total	22	—	1	—	1

Total non-performing assets	$498	$339	$461	$—	$1

Non-performing assets as a percentage of total assets	.61%	.40%	.55%	—%	—%

      Loans are generally placed on nonaccrual status upon becoming 90 days past due as to interest or principal. At the time a loan is placed on nonaccrual status, the accrued but uncollected interest is reversed and accounted for on a cash or recovery method thereafter, until qualifying for return to accrual status. During the three months ended March 31, 2005 and 2004, additional interest income of $10,000 and $8,000, respectively, would have been recognized had the loans been performing according to their original terms. At March 31, 2005 and 2004, Elgin had approximately $21,000 and $26,000, respectively, in loans 90 or more days delinquent and still accruing. During the years ended December 31, 2004 and 2003, additional interest income of $41,000 and $10,000, respectively, would have been recognized had the loans been performing according to their original terms. During the three months ended March 31, 2005 and 2004 and the years ended December 31, 2004 and 2003, actual interest income recognized on such loans totaled $3,000, $1,000, $103,000 and $23,000, respectively, the result of cash collections of interest on loans that had been previously written off. At December 31, 2004 and 2003, Elgin had approximately

$93,000 and $246,000, respectively, in loans 90 or more days delinquent and still accruing interest. There were no loans 90 or more days delinquent and still accruing at December 31, 2002. Troubled debt restructurings totaled $198,000 and $186,000 at December 31, 2004 and 2003, respectively. There were no troubled debt restructurings at December 31, 2002.
      Potential Problem Loans. In addition to the non-performing assets set forth in the table above, as of March 31, 2005, there was also an aggregate of $900,000 of loans with respect to which known information about the possible credit problems of the borrowers caused management to have concerns as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. These loans are not considered “classified” due to their status; however, they are identified by Elgin as “special watch” loans. They are reserved for in the allowance for loan losses in greater amounts than as part of the inherent portion, as further described below under “— Allowance for Loan Losses.”
      Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the FDIC to be of lesser quality, as “substandard” or “loss.” An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the distinct possibility the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as “loss” are those considered not collectible and of such little value their continuance as assets without the establishment of a specific loss reserve is not warranted.
      When an insured institution classifies problem assets as either “substandard” or “loss,” it may establish general allowances for loan losses in an amount deemed prudent by management and approved by the board of directors. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. An institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the FDIC, which may order the establishment of additional general or specific loss allowances.
      In connection with the filing of periodic reports with the FDIC and in accordance with Elgin’s classification of assets policy, management of Elgin regularly reviews the problem assets in Elgin’s portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of management’s review of Elgin’s assets, at March 31, 2005 Elgin had classified $1.3 million of its loans as “substandard” and $1,000 as “loss.” The total amount classified represented 12.6% of Elgin’s equity capital and 1.57% of its assets at March 31, 2005.
      Provision for Loan Losses. Elgin did not record a provision for loan losses for the three months ended March 31, 2005 and 2004 and the years ended December 31, 2004 and 2003. The provision for loan losses is charged to income to cause Elgin’s allowance for loan losses to reflect probable incurred losses based on the factors discussed below under “— Allowance for Loan Losses.” The provision for loan losses at March 31, 2005 was based on management’s review of such factors, which indicated that the allowance for loan losses reflected potential incurred losses in the loan portfolio as of March 31, 2005.
      Allowance for Loan Losses. Elgin maintains an allowance for loan losses to absorb potential losses in the loan portfolio. The allowance is based on ongoing, monthly assessments of the estimated potential losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.
      In order to establish proper allowances, Elgin places loans in one of five categories, based on the repayment risk of each loan. Grade 1 or “prime” loans have no reserves and are backed by cash or guaranteed by the United States Government. Grade 2 or “satisfactory” loans have reserves of 0.5% of the principal amount owed for owner-occupied homes and 1.0% for all other types of loans in this category. Loans graded “satisfactory” are those credits for which cash flow, financial statements, past performance and/or collateral clearly indicate the loan will be repaid as agreed. Grade 3 or “special watch” loans have reserves totaling the greater of 2.5% of the principal amount owed or the estimated exposure. “Special watch” loans are those credits to which no significant question exists relative to the ability to collect, but have at least one credit deficiency or other factors, which adversely affects positive position or trend, but loss appears remote. This is usually a temporary classification for borrowers where information is not entirely complete or acceptable and close attention from management is deserved. Grade 4 or “substandard” loans have reserves totaling the greater of 4.0% of the principal amount owed or the estimated exposure. “Substandard” loans are inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged. Loans so classified must have a well-defined weakness or weaknesses, which jeopardize the liquidation of the debt. They are characterized by the possibility Elgin will sustain some loss if the deficiencies are not corrected. Grade 6 or “loss” loans are fully reserved for in an amount totaling the principal balance owed on each loan in this category. Loans classified as “loss” are considered not collectible, and of such little value that their continuance as an asset is not warranted. This classification does not mean the loan has no recovery or salvage value, but rather it is not practical or desirable to defer charging off the asset even though partial recovery may be effected in the future.
      Assessing the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, which may be susceptible to significant change. In the opinion of Elgin’s management, the allowance, when taken as a whole, reflects estimated potential loan losses in Elgin’s loan portfolios.
      The following table sets forth an analysis of Elgin’s allowance for loan losses.

	Three Months
	Ended
	March 31,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Dollars in thousands)
Balance at beginning of period	$625	$645	$645	$662	$658
Charge-offs:
Real estate	(13)	—	—	—	—
Consumer	—	—	—	—	—
Commercial	(1)	(8)	(33)	(38)	(8)
Agriculture	—	—	—	(4)	—

Total charge-offs	(14)	(8)	(33)	(42)	(8)

Recoveries:
Real estate	—	1	1	2	1
Consumer	—	—	—	5	—
Commercial	—	3	4	17	8
Agriculture	—	—	8	1	3

Total recoveries	—	4	13	25	12

Net charge-offs	(15)	(4)	(20)	(17)	4
Additions charged to operations	—	—	—	—	—

Balance at end of period	$611	$641	$625	$645	$662

Ratio of allowance for loan losses to loans outstanding at end of period	1.41%	1.59%	1.44%	1.63%	1.45%

Ratio of net charge-offs during the period to average loans outstanding during the period	0.03%	0.01%	.05%	.04%	—%

      The distribution of Elgin’s allowance for losses on loans at the dates indicated is summarized as follows:

	At	At December 31,
	March 31,
	2005	2004	2003	2002

	Amount	Amount	Amount	Amount
	of Loan	of Loan	of Loan	of Loan
	Loss	Loss	Loss	Loss
	Allowance	Allowance	Allowance	Allowance

	(Dollars in thousands)
Real estate	$311	$303	$267	$306
Agriculture	33	28	20	21
Commercial	36	33	33	36
Consumer	76	73	61	29
Unallocated	155	188	264	270

Total	$611	$625	$645	$662

Investment Activities
      Texas chartered banks have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, including callable agency securities, certain certificates of deposit of insured banks and savings institutions, certain bankers’ acceptances, repurchase agreements and federal funds. Subject to various restrictions, Texas chartered banks may also invest their assets in investment grade commercial paper and corporate debt securities and mutual funds with assets that conform to the investments that a Texas chartered bank is otherwise authorized to make directly.
      The chief executive officer has the responsibility for the management of Elgin’s investment securities portfolio, subject to the direction and guidance of the investment committee. Various factors are considered when making decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.
      The general objectives of Elgin’s investment securities portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Elgin — Asset and Liability Management and Market Risk” on page 61.

      The following table sets forth the composition of Elgin’s investment securities portfolio at the dates indicated.

	At	At December 31,
	March 31,
	2005	2004	2003	2002

	(In thousands)
Securities available-for-sale:
Mortgage-backed securities — agency	$5,367	$5,760	$4,690	$1,950
Other securities
U.S. government agencies securities	4,887	4,972	2,065	3,975
Municipal securities	5,090	5,168	3,557	2,046

Total securities available-for-sale	15,344	15,900	10,312	7,971

Securities held to maturity:
Mortgage-backed securities — agency	4,301	$4,653	$6,717	$7,178
U.S. government agencies securities	2,404	2,922	4,448	5,259
Municipal securities	3,810	4,066	4,408	5,153

Total securities held to maturity	10,515	11,641	15,573	17,590

Total investment securities	$25,859	$27,541	$25,885	$25,561

      The composition and maturities of Elgin’s investment securities portfolio are indicated in the following table:

	March 31, 2005

		Due	After One	After Five
		Within	but Within	but Within	After Ten
	Total	One Year	Five Years	Ten Years	Years

	(Dollars in thousands)
Securities available-for-sale:
Mortgage-backed securities — agency	$5,367	$12	$55	$2,895	$2,405
Other securities
U.S. government agencies securities	4,887	—	4,402	485	—
Municipal securities	5,090	222	836	1,623	2,409

Total securities available-for-sale	15,344	234	5,293	5,003	4,814

Weighted average yield	4.06%	3.77%	3.55%	4.23%	4.44%
Securities held to maturity:
Mortgage-backed securities — agency	4,301	—	471	481	3,348
Other securities
U.S. government agencies securities	2,404	1,904	501	—	—
Municipal securities	3,810	196	1,591	522	1,501

Total securities held to maturity	10,515	2,100	2,563	1,003	4,849

Weighted average yield	4.37%	4.28%	4.58%	4.75%	4.23%
Total investment securities	25,859	2,334	7,856	6,006	9,663

Weighted average yield	4.19%	4.23%	3.89%	4.32%	4.33%

      Except for obligations of state and local governments, Elgin’s investment securities portfolio at March 31, 2005 contained neither tax-exempt securities nor securities of any issuer with an aggregate book value in excess of 10% of Elgin’s retained earnings, excluding those issued by the United States Government or its agencies.

      Elgin’s portfolio of mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. Under Elgin’s risk-based capital requirement, mortgage-backed securities have a risk weight of 20% (or 0% in the case of GNMA securities) in contrast to the 50% risk weight carried by residential loans.
Sources of Funds
      General. Elgin’s sources of funds are deposits, payment and pre-payment of principal and interest on loans, interest earned on or maturities of other investment securities, borrowings and funds provided from operations.
      Deposits. Elgin offers a variety of deposit accounts to both consumers and businesses having a wide range of interest rates and terms. Elgin’s deposits consist of savings accounts, money market deposit accounts, demand accounts and certificates of deposit. Elgin solicits deposits primarily in its market area. Elgin primarily relies on competitive pricing policies, marketing and customer service to attract and retain these deposits.
      The flow of deposits is influenced significantly by general economic conditions, changes in the prevailing interest rates and competition. The variety of deposit accounts offered by Elgin has allowed it to be competitive in obtaining deposits and to respond with flexibility to changes in consumer demand. Elgin manages the pricing of its deposits in keeping with its asset/liability management, liquidity and profitability objectives, subject to competitive factors. Based on Elgin’s experience, management believes Elgin’s deposits are a relatively stable sources of funds. Despite this stability, Elgin’s ability to attract and maintain these deposits and the rates paid on them has been and will continue to be significantly affected by market conditions.
      The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by Elgin at the dates indicated.

		At December 31,
	At
	March 31,	2004	2003	2004
	2005	Amount	Amount	Amount

	(Dollars in thousands)
Transactions and Savings Deposits:
Demand accounts	$36,312	$38,471	$35,652	$34,805
Savings accounts	7,002	6,693	6,468	5,990
Money market accounts	3,453	3,681	3,293	3,313

Sub total	46,767	48,845	45,413	44,108

Certificates of deposit	24,287	25,008	28,071	27,750

Total Deposits	$71,054	$73,853	$73,484	$71,858

      The following table presents a summary of average deposits and average rates paid as of the dates indicated:

	For the
	Three Months
	Ended
	March 31,		For the Years Ended December 31,

	2005		2004		2003		2002

	Average	Average	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate

	(Dollars in thousands)
Interest-bearing deposits
Checking accounts	$22,805	1.12%	$21,668	0.71%	$21,267	1.23%	$20,255	1.59%
Money market and savings	11,531	0.49%	11,473	0.38	10,712	0.49	10,868	0.92
Certificates of deposit	24,657	2.08%	26,633	1.87	28,851	2.29	28,213	3.22
Non-interest bearing deposits	14,678	—	13,682	—	12,217	—	11,626	—

Total deposits	$73,671	1.12%	$73,456	0.95%	$73,047	1.33%	$70,962	1.87%

      The following table shows rate and maturity information for Elgin’s certificates of deposit at March 31, 2005.

			Percent
	Total	Rate	of Total

	(Dollars in thousands)
Certificate accounts maturing during the period ending:
0 days to 90 days	$5,483	1.65%	22%
91 days to 180 days	5,418	1.90%	22%
6 months to 1 year	7,725	2.47%	32%
1 year to 18 months	2,822	2.26%	12%
18 months to 3 years	2,839	2.64%	12%

Total	$24,287	2.15%	100%

      The following table indicates the amount of Elgin’s certificates of deposit by time remaining until maturity as of March 31, 2005.

	Maturity

		Over	Over
	3 Months	3 to	6 to	Over
	or Less	6 Months	12 Months	12 Months	Total

	(In thousands)
Certificates of deposit less than $100,000	$4,260	$4,254	$5,766	$4,940	$19,220
Certificates of deposit of $100,000 or more	1,223	1,164	1,960	720	5,067

Total certificates of deposit	$5,483	$5,418	$7,726	$5,660	$24,287

      Borrowings. Although deposits are Elgin’s primary source of funds, borrowings may be utilized when they are a less costly source of funds and can be invested at a positive interest rate spread, when Elgin desires additional capacity to fund loan demand or to meet its asset/liability management goals. Elgin has not had any borrowed funds over the last three years.
Off-Balance Sheet Arrangements, Guarantees and Contractual Obligations
      Elgin is a party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing need of its customers. See note 7 to Elgin’s financial statements included elsewhere in this proxy statement/prospectus.

      The following table sets forth Elgin’s significant commitments as of March 31, 2005:

		Amount of Commitment Expiration per Period
	Total
	Amounts	Less Than			After
Commitment	Committed	1 Years	1-3 Years	3-5 Years	5 Years

	(In thousands)
Unfunded commitments under lines of credit	$2,704	$2,630	$44	$30	$—
Standby letters of credit	264	66	198	—	—

	$2,968	$2,696	$242	$30	$—

      Elgin did not have any significant long-term debt, capital lease, operating lease or purchase obligations at March 31, 2005.
Competition
      Elgin faces strong competition in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from commercial banks, credit unions and mortgage bankers. Other commercial banks, savings institutions, credit unions and finance companies provide competition in consumer lending.
      Elgin attracts its deposits through its three offices. Competition for those deposits is principally from other commercial banks, savings institutions and credit unions located in the same area, as well as mutual funds and other alternative investments. Elgin competes for these deposits by offering superior service and a variety of deposit accounts at competitive rates.
Employees
      At March 31, 2005, Elgin had a total of 44 full-time employees and three part-time employees. Elgin’s employees are not represented by any collective bargaining group. Management considers its employee relations to be good.
Properties
      At March 31, 2005, Elgin owned all of its locations, including two full service offices and one motor bank facility. The net book value of Elgin’s investment in premises, equipment and leaseholds was $1.8 million at March 31, 2005.
      The following table provides a list of Elgin’s main and branch offices and indicates whether the properties are owned or leased:

	Owned or	Net Book Value at
Location	Leased	March 31, 2005

		(Dollars in thousands)
Administrative Office:
31 North Main Street	Owned	$360
Elgin, Texas 78621-2657
Branch Offices:
Motor Bank
1225 North Avenue C	Owned	288
Elgin, Texas 78621
Highway 290 Branch
106 Roy Rivers Road	Owned	1,191
Elgin, Texas 78621
      Management of Elgin believes that Elgin’s current facilities are adequate to meet its present and immediately foreseeable needs.

Legal Proceedings
      From time to time Elgin is involved as plaintiff or defendant in various legal actions arising in the normal course of business. Management of Elgin does not anticipate incurring any material liability as a result of such litigation.
BENEFICIAL OWNERSHIP OF ELGIN STOCK BY MANAGEMENT AND
PRINCIPAL SHAREHOLDERS OF ELGIN
      Shareholders of record as of the close of business on May 20, 2005 will be entitled to one vote for each share of Elgin common stock then held. As of that date, Elgin had 40,000 shares of common stock issued and outstanding. The following table sets forth information regarding share ownership of those persons or entities known by management to beneficially own more than five percent of the common stock and all directors and executive officers of Elgin individually and as a group as of May 20, 2005.

	Amount and Nature		Percent of Elgin
	of Beneficial		Common Stock
	Ownership of Elgin		Beneficially
Name and Address of Beneficial Owner	Common Stock(1)		Owned(2)

5% Holders:
Davis, Tom H. and Hattie, Revocable Trust, Merrill Lynch Trust Company, Trustee(3)	2,000		5.00%
Larry Niemann(4)	3,902		9.76
Directors and Executive Officers:
R. Harry Akin	800		2.00
Ernest F. Bogart	536		1.34
Wallace H. Cardwell(5)	3,962		9.91
Michael R. Davis	66		0.17
Carl F. Herring	100		0.25
Edwin O. Lundgren, Jr.	3,047		7.62
Roger N. Mogonye	200		0.50
All directors and executive officers as a group (8 persons)	8,711	(6)	21.78

(1)	The amount and percentage of common stock beneficially owned by a holder are reported on the basis of the regulations of the Securities and Exchange Commission that govern the determination of beneficial ownership of securities. Under these regulations, a person or group of persons is deemed to be a “beneficial owner” of a security if that person or group shares “voting power,” which includes the powers to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security.

(2)	The percentage of common stock outstanding is based upon 40,000 shares of Elgin’s common stock outstanding as of March 31, 2005.

(3)	The address of the trust is Merrill Lynch Trust Company for the Tom and Hattie Davis Revocable Trust, 580 Westlake Park Boulevard, Suite 1100, Houston, TX 77079.

(4)	Includes 104 shares jointly owned by Mr. Niemann and his wife. The remaining 3,798 shares are held in trust accounts for Mr. Niemann’s children, for which Mr. Niemann is the trustee. The address of Mr. Niemann is 3301 Greenlee, Austin, TX 78703.

(5)	Includes 100 shares jointly owned by Mr. Cardwell and his wife.

(6)	This total represents shares that are issued and outstanding. Each of the directors and executive officers of Elgin (other than Roger N. Mogonye) and Larry Niemann, an advisory director of Elgin, have entered into voting agreements with Franklin to vote their shares for the approval of the merger agreement and the transactions contemplated by the merger agreement. For more information, please see “The Merger Agreement — Voting Agreements” on page 49.

INFORMATION ABOUT FRANKLIN
      Franklin is a savings and loan holding company headquartered in Houston, Texas. Franklin conducts business through its subsidiary Franklin Bank, S.S.B., a Texas state savings bank. Through Franklin Bank, Franklin originates single family residential mortgage loans, provides community banking products and services and commercial banking services to corporations and other business clients. In addition to its corporate headquarters in Houston, Franklin currently operates a total of 27 banking offices, including 18 in the East Texas market and nine in the Central Texas market.
      Franklin was formed in 2001 to acquire Franklin Bank and has grown through a combination of internal growth, the acquisition of community banks and the opening of new banking centers. At March 31, 2005, Franklin had approximately $3.9 billion in assets, $1.8 billion in deposits and $287.5 million in stockholders’ equity.
Incorporation of Certain Documents by Reference
      Certain documents filed by Franklin with the SEC are incorporated herein by reference, as permitted by SEC rule. See “Where You Can Find More Information” on page 87 for a list of these documents.
COMPARATIVE MARKET PRICES AND DIVIDEND DATA
Market Prices
      The Franklin common stock is listed on the Nasdaq National Market under the symbol “FBTX.” Quotations of the sales volume and the closing sales prices of the common stock of Franklin are listed daily in Nasdaq’s National Market listings.
      The following table sets forth the high and low closing prices for Franklin common stock for the periods indicated as reported by Nasdaq:

	Franklin

	High	Low

2003
Fourth Quarter (From December 18, 2003)(1)	$20.70	$16.51
2004
First Quarter	$19.85	$17.81
Second Quarter	18.50	15.67
Third Quarter	17.69	14.35
Fourth Quarter	18.58	15.69
2005
First Quarter	$18.42	$16.14
Second Quarter (through June 3, 2005)	$18.28	$16.80

(1)	Franklin common stock began trading on December 18, 2003 at an opening price of $14.50 per share. The reported high and low for 2003 represents reported sale prices subsequent to pricing.
      The shares of common stock of Elgin are not publicly traded and management of Elgin is not aware of any recent trades in the common stock of Elgin. There is no active market for Elgin common stock and management of Elgin does not expect one to develop.
      As of March 31, 2005, Elgin had approximately 120 shareholders of record and Franklin had approximately 2,870 beneficial owners of its common stock.

Dividend Data

Franklin
      Holders of Franklin common stock are entitled to receive dividends when, as and if declared by the board of directors of Franklin out of funds legally available for that purpose. Franklin has never paid any cash dividends to its stockholders. Franklin currently does not expect to pay any cash dividends on its common stock, and intends to retain future earnings to finance its operations and growth.
      As a holding company, Franklin is ultimately dependent upon its subsidiaries to provide funding for its operating expenses, debt service and dividends. Various banking laws applicable to Franklin Bank limit the payment of dividends and other distributions by Franklin Bank to Franklin, and may therefore limit Franklin’s ability to pay dividends on its common stock. If required payments on Franklin’s outstanding junior subordinated debentures held by its unconsolidated subsidiary trusts are not made or are suspended, Franklin will be prohibited from paying dividends on its common stock. Regulatory authorities could impose administratively stricter limitations on the ability of Franklin Bank to pay dividends to Franklin if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Elgin
      The following table sets forth, for the periods indicated, the total and per share cash dividends declared with respect to the Elgin common stock. Elgin did not pay any dividends during the three months ended March 31, 2005. The merger agreement prohibits Elgin from paying any additional dividends prior to the closing of the merger.

For the Year Ended December 31,	Total Amount	Per Share

2004	$600,000	$15.00
2003	600,000	15.00
SUMMARY OF MATERIAL DIFFERENCES BETWEEN CURRENT RIGHTS OF ELGIN SHAREHOLDERS AND RIGHTS THOSE PERSONS WILL HAVE AS STOCKHOLDERS OF FRANKLIN
      The rights of Elgin shareholders under the articles of association and bylaws of Elgin will differ in important respects from the rights such persons will have as stockholders of Franklin under the certificate of incorporation and bylaws of Franklin. Following the completion of the merger, rights of Elgin shareholders who become Franklin stockholders will be governed by Delaware law and the certificate of incorporation and bylaws of Franklin. Certain of these differences are summarized below. The summary set forth below is not intended to be complete and is qualified in its entirety by reference to the Texas Business Corporation Act, the Texas Finance Code, Elgin’s articles of association and bylaws, the Delaware General Corporation Law and Franklin’s certificate of incorporation and bylaws. Copies of Franklin’s certificate of incorporation and bylaws have been previously filed by Franklin with the Securities and Exchange Commission. Copies of Elgin’s articles of association and bylaws are available upon written request from Elgin.

	Elgin	Franklin

Authorized Capitalization:	40,000 shares of capital stock all of which is common stock, par value $10 per share.	40 million shares of capital stock, consisting of 35 million shares of common stock, par value $.01 per share, and 5 million shares of preferred stock, par value $.01 per share.
Corporate Governance:	The rights of Elgin shareholders are currently governed by Texas law and the articles of association and bylaws of Elgin.	The rights of Franklin stockholders are governed by Delaware law and the certificate of incorporation and bylaws of Franklin.
Board of Directors:	The Elgin board currently consists of six directors. Each director must own at least 100 shares of Elgin common stock and a majority of the board must be residents of Texas.	The Franklin board currently consists of nine directors organized into the classes described immediately below.
Classification of the Board of Directors:	Elgin’s board is not divided into classes and the entire board can be elected at each annual meeting of shareholders.	Franklin’s board is divided into three classes, with each class serving a staggered three-year term, so that only one-third of the board is elected at each annual meeting of the stockholders. This classification makes it more difficult to change the composition of Franklin’s board of directors because at least two annual meetings of stockholders are required to elect a majority of the board.
Election of Directors:	Directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present, unless otherwise provided in the articles or bylaws of a corporation.

Elgin’s bylaws provide that directors are elected by a plurality of the votes cast by the shareholders entitled to vote at a meeting at which a quorum is present.

Shareholders of Elgin are not permitted to cumulate their votes in the election of directors. Each share of Elgin stock has one vote for each nominee for director.

Vacancies may be filled by a majority vote of the remaining directors, even though less than a quorum.	Directors are elected by a plurality of the votes cast by the stockholders entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present, unless otherwise provided in the certificate or bylaws of a corporation.

Franklin’s bylaws provide that directors are elected by a plurality of the votes cast by the stockholders entitled to vote at a meeting at which a quorum is present.

Stockholders of Franklin are not permitted to cumulate their votes in the election of directors. Each share of Franklin stock has one vote for each nominee for director.

Vacancies may be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum.
Removal of Directors:	Any director or the entire board of directors may be removed, with or without cause, at any meeting of shareholders called expressly for that purpose, by a majority of shares entitled to vote at an election of directors.	The certificate and bylaws of Franklin permit the removal of a director only for cause and only by the affirmative vote of the holders of outstanding Franklin shares representing at least two-thirds of all the shares entitled to vote generally in the election of directors.

	Elgin	Franklin

Merger:	A merger may become effective without the approval of the surviving corporation’s shareholders in certain circumstances. Where shareholder approval is required, the merger must be approved by the holders of at least two-thirds of the outstanding shares entitled to vote.	A merger may become effective without the approval of the surviving corporation’s stockholders in certain circumstances. Where stockholder approval is required, the merger must be approved by the holders of a majority of the outstanding shares entitled to vote.
Vote Required for Certain Shareholder Actions:	On matters other than the election of directors, the affirmative vote of the holders of a majority of the shares present or represented by proxy at the meeting where a quorum is present and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number is required by law, the articles or bylaws.	In all matters other than the election of directors the affirmative vote of the majority of the shares present or represented by proxy at the meeting where a quorum is present and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number is required by law, the certificate or bylaws.
Amendment of Charter and Bylaws:	Amendment of Articles
The affirmative vote of the holders of two-thirds of the outstanding shares is required to approve the amendment to Elgin’s articles. The banking commissioner of Texas also must approve the amendment before it can be effective.

Amendment of Bylaws
Elgin’s bylaws provide that the bylaws may be amended by a majority of the shares present at any regular meeting of the shareholders, or at any special meeting called for that purpose at which a quorum is present. Elgin’s board also has the authority to amend the bylaws and may do so by a majority vote of directors present at any meeting at which there is a quorum. No amendment will be effective until filed with, and approved by, the banking commissioner of Texas.	Amendment of Certificate
The certificate of Franklin requires the affirmative vote of the holders of outstanding shares representing at least eighty percent of the voting power of all the shares entitled to vote generally in the election of directors to amend, alter or repeal any provision of, or to adopt any provision inconsistent with certain Articles in the certificate relating to the board of directors, limitation of director liability, action by written consent of stockholders, indemnification and insurance, meetings of stockholders and amendments to the certificate and bylaws.

Amendment of Bylaws
The certificate of Franklin provides that the bylaws may be altered or repealed and new bylaws may be adopted (1) at any meeting of stockholders, by the affirmative vote of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote, provided, however, that the affirmative vote of the holders of at least eighty percent of the voting power of all the shares entitled to vote generally in the election of directors is required to amend certain sections of the bylaws relating to special meetings of stockholders, proper business for annual and special meetings of stockholders, action by written consent of stockholders, number and term of office of directors, newly created directorships and vacancies, stockholder nominations and removal of directors or (2) by the affirmative vote of a majority of the whole board.

	Elgin	Franklin

Shareholder Action Without a Meeting:	Shareholders of Elgin may act without a meeting if a written consent is signed by all the shareholders entitled to vote on the matter.	Stockholders of Franklin may act without a meeting if a written consent is signed by all the stockholders entitled to vote on the matter.

Special Meeting of Shareholders:	Special meetings of the shareholders of Elgin may be called by the president, by the chairman, by the entire board of directors or the holders of not less than ten percent of all shares entitled to vote at the meeting.	A special meeting of the stockholders of Franklin may be called only by (1) the chairman of the board of directors or the president or (2) by the board of directors pursuant to a resolution adopted by a majority of the total number of directors that the board of directors of Franklin would have if there were no vacancies.

Nomination of Directors:	Neither the articles nor the bylaws of Elgin contain specified procedures for the nomination of directors.	Franklin’s bylaws provide that stockholders may only make nominations for the board of directors upon receipt by the secretary of Franklin of a notice that meets the requirements as to timing and content set forth in the bylaws.

Shareholder Proposals:	Neither the articles nor the bylaws of Elgin contain provisions regarding shareholder proposals of business.	Franklin’s bylaws provide that a proposal made by a stockholder shall only be considered for vote of the stockholders if it has been properly brought before the meeting in the manner set forth in the bylaws.

Dividends:	Under Texas law, dividends may not be paid if the distribution would make the corporation insolvent or the distribution exceeds the surplus of the corporation.	A Delaware corporation may pay dividends out of surplus. If there is no surplus, dividends may be declared out of net profits for the current or preceding fiscal year unless the capital of the corporation has been decreased to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock having a preference on the distribution of assets.

Dissenters’ Rights:	The rights of shareholders to dissent and obtain the fair value of their shares may be available in connection with a statutory merger in certain specific situations. Dissenters’ rights are not available to a corporation’s shareholders when the corporation will be the surviving corporation and the shareholders of that corporation were not required to approve the merger.	The rights of stockholders to dissent and obtain the fair value of their shares in an appraisal proceeding may be available in connection with a statutory merger in certain specific situations. Dissenters’ rights are not available to a corporation’s stockholders when the corporation will be the surviving corporation were the stockholders of that corporation were not required to approve the merger.

	Elgin	Franklin

Shareholders of a Texas corporation also do not have dissenters’ rights in connection with a merger where, on the record date fixed to determine the shareholders entitled to vote on the merger, (1) the corporation’s stock is listed on a national securities exchange, listed on the Nasdaq or held of record by more than 2,000 stockholders, (2) the shareholder gets the same consideration as other holders of the same class of stock, and (3) the stock portion of the merger consideration is listed on a national securities exchange, Nasdaq, or is held of record by not less than 2,000 holders.

	A shareholder may also be entitled to an appraisal if the corporation sells or otherwise disposes of all or substantially all of its assets or the corporation participates in a share exchange.	Stockholders of a Delaware corporation also do not have dissenters’ rights in connection with a merger where, on the record date fixed to determine the stockholders entitled to vote on the merger, the corporation’s stock is listed on a national securities exchange, listed on the Nasdaq or held of record by more than 2,000 stockholders, unless the terms of the merger requires the stockholder to accept any consideration other than (1) shares of stock or depository receipts of the surviving corporation or (2) any other corporation, which at the effective date of the merger, will be listed on a national securities exchange or the Nasdaq or held of record by more than 2,000 stockholders, (3) cash in lieu of fractional shares or fractional depository receipts of a corporation described above or (4) any combination of the above.
Restrictions on Business Combinations:	Texas law prohibits transactions between an issuing public corporation and an affiliated shareholder for a three-year period following the time the affiliated shareholder became such unless (1) prior to the shareholder becoming an affiliated shareholder, the board of directors approved either the business combination or the purchase or acquisition of shares which resulted in the shareholder becoming an affiliated shareholder or (2) the business combination is approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the issuing public corporation not beneficially owned by the affiliated shareholder at a meeting of shareholders duly called for that purpose not less than six months after the affiliated shareholder’s share acquisition date. Generally, an affiliated shareholder is anyone who owns 20% or more of the outstanding voting shares of the issuing public corporation and the affiliates and the associates of such person. The statute defines the term “issuing public corporation” to include a corporation that has 100 or more shareholders. Since Elgin has more than 100 shareholders, it is an issuing public corporation.	Delaware law prohibits transactions between a corporation and an interested stockholder for a three-year period following the time the interested stockholder became such unless (1) prior to the stockholder becoming an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (2) the interested stockholder obtains 85 percent of the voting stock of the corporation in the transaction in which it becomes interested, or (3) business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative voting stock of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Generally, an interested stockholder is anyone who owns 15% or more of a corporation and the affiliates and the associates of such person.

Elgin	Franklin

Indemnification and Exculpation:	Under Texas law, the articles of a corporation may provide that a director shall not be liable, or shall be liable only to the extent provided in the articles, to the corporation or its shareholders for monetary damages for an act or omission in the director’s capacity as a director except to the extent the director is found liable for (1) a breach of the duty of loyalty to the corporation or its shareholders, (2) an act or omission not in good faith that constitutes a breach of duty to the corporation or that involves intentional misconduct or a knowing violation of the law, (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office, or (4) an act or omission for which the liability of a director is expressly provided by an applicable statute.

Elgin’s articles and bylaws limit, to the fullest extent permitted by law, liability of a director to Elgin and its shareholders for monetary damages for an act or omission in the director’s capacity as a director.

Elgin’s bylaws provide that Elgin shall, to the extent permitted by applicable law, indemnify any person against expenses, judgments, fines and amounts paid in settlement actually and necessarily incurred by him in connection with a proceeding arising by reason of that person’s being a director or officer of Elgin so long as he acted in good faith and in a manner he believed to be in or not opposed to the best interests of Elgin and, with respect to a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Elgin’s bylaws provide that Elgin shall, to the fullest extent of the law, indemnify any person for reasonable expenses actually incurred in connection with a proceeding arising by reason of that person’s being or having been a director, officer or employee of Elgin so long as that person is not finally adjudged to be guilty of willful misconduct, gross negligence, or a criminal act. If the person settles before final adjudication, indemnification is only available if approved by the holders of a majority of the stock of Elgin.	The certificate of Franklin provides that, to the fullest extent of law, a director shall not be liable to Franklin or its stockholders for monetary damages for breach of fiduciary duty as a director.

The certificate also provides that, to the fullest extent of law, a director or officer shall be indemnified against all expense, liability, and loss incurred by such person while a director or officer whether or not that person is still a director or officer. A director or officer who brings the proceeding shall only be indemnified if the board authorized the proceeding. The director or officer may have his expenses paid in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that he is not entitled to indemnification.

Franklin may indemnify each of its employees and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of Franklin.

LEGAL MATTERS
      The validity of the shares of Franklin common stock to be issued by Franklin in connection with the merger will be passed upon by Bracewell & Giuliani LLP, Houston, Texas. It is a condition to completion of the merger that Franklin and Elgin receive opinions from Bracewell & Giuliani LLP and Selman Munson & Lerner, P.C., respectively, with respect to the material tax consequences of the merger.
EXPERTS
      The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting of Franklin incorporated in this proxy statement/ prospectus by reference from the Franklin Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The financial statements of Elgin as of December 31, 2004 and for each of the two years in the period ended December 31, 2004 included in this proxy statement/ prospectus have been audited by Padgett, Stratemann & Co., L.L.P., an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
OTHER MATTERS
      As of the date of this proxy statement/ prospectus, the board of directors of Elgin know of no matters that will be presented for consideration at the special meeting of its shareholders other than as described in this proxy statement/ prospectus. However, if any other matters are properly brought before the Elgin special meeting or any adjournment or postponement thereof, it is intended that the proxies for Elgin will act in accordance with their best judgment unless otherwise indicated in the appropriate box on the proxy.
WHERE YOU CAN FIND MORE INFORMATION
      Franklin files reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549.
      You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like Franklin, who file electronically with the SEC. The address of that site is http://www.sec.gov.
      The SEC allows Franklin to “incorporate by reference,” which means that Franklin can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that Franklin incorporates by reference is considered to be part of this proxy statement/ prospectus, and later information that Franklin files with the SEC will automatically update and supersede the information Franklin included in this proxy statement/ prospectus. This proxy statement/ prospectus incorporates by reference the documents listed below that have previously been filed with the SEC which contain important information about Franklin:

•	The description of our common stock that is contained in our Registration Statement on Form 8-A filed on December 17, 2003;

•	Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 14, 2005;

•	Current Report on Form 8-K filed on January 27, 2005;

•	Current Report on Form 8-K filed on January 28, 2005;

•	Current Report on Form 8-K filed on March 4, 2005;

•	Current Report on Form 8-K filed on March 18, 2005;

•	Current Report on Form 8-K filed on May 10, 2005;

•	Quarterly Report on Form 10-Q filed on May 10, 2005; and

•	Current Report on Form 8-K filed on May 13, 2005.
      Franklin also incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than current reports furnished on Form 8-K under Items 2.02 and 7.01) after the date of this proxy statement/ prospectus and before the special meeting. Any statement contained in this proxy statement/ prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/ prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/ prospectus.
      Upon your written or oral request, Franklin will provide you without charge a copy of any or all of the documents incorporated by reference herein, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement/ prospectus incorporates. Your written or oral request for copies of this proxy statement/ prospectus and documents Franklin has incorporated by reference should be directed to:
Franklin Bank Corp.
9800 Richmond Avenue, Suite 680
Houston, Texas 77042
Attention: Investor Relations
Telephone: (713) 339-8999
Facsimile: (713) 952-2830
      To obtain timely delivery, you must make a written or oral request for a copy of such information by June 28, 2005.
      Franklin has filed a registration statement on Form S-4 under the Securities Act of 1933 with the SEC with respect to the Franklin common stock to be issued to shareholders of Elgin in the merger. This proxy statement/ prospectus constitutes the prospectus of Franklin filed as part of the registration statement. This proxy statement/ prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.
      You should rely only on the information contained in this proxy statement/ prospectus. Neither Franklin nor Elgin has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this proxy statement/ prospectus is correct as of its date. It may not continue to be correct after this date. Elgin has supplied all of the information about Elgin contained in this proxy statement/ prospectus and Franklin has supplied all of the information contained in this proxy statement/ prospectus about Franklin and its subsidiaries. Each of us is relying on the correctness of the information supplied by the other.
      This proxy statement/ prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/ prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

INDEX TO FINANCIAL STATEMENT OF
ELGIN BANK OF TEXAS

Independent Auditors’ Report
To the Board of Directors and Stockholders
Elgin Bank of Texas
Elgin, Texas
      We have audited the accompanying balance sheets of Elgin Bank of Texas as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elgin Bank of Texas as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountants
February 25, 2005
100 N.E. Loop 410, Suite 1100, San Antonio, Texas 78216 • www.padgett-cpa.com
Phone (210) 828-6281 • (800) 879-4966 • Fax (210) 826-8606
An Independently Owned Member of The McGladrey Network Worldwide Services
through RSM International

Elgin Bank of Texas
Balance Sheets

		December 31,
	March 31,
	2005	2004	2003

	(Unaudited)
ASSETS
Cash and due from banks	$5,593,456	$6,731,340	$8,881,940
Federal funds sold	2,077,088	2,962,079	7,354,300

Cash and cash equivalents	7,670,544	9,693,419	16,236,240
Securities available for sale (Amortized cost of $15,673,048 at March 31, 2005, $15,982,454 at December 31, 2004 and $10,319,067 at December 31, 2003	15,343,908	15,900,138	10,312,053
Securities to be held to maturity (fair value of $10,490,710 at March 31, 2005, $11,712,085 at December 31, 2004 and $15,759,884 at December 31, 2003)	10,514,876	11,640,823	15,573,402
Loans (net of deferred loan fees and allowance for loan losses of $610,581 at March 31, 2005, $625,640 at December 31, 2004 and $645,155 at December 31, 2003)	43,411,397	42,670,794	39,029,133
Bank premises and equipment — net	1,839,816	1,866,181	1,980,772
Accrued interest receivable	461,125	532,429	538,746
Cash surrender value of life insurance	1,828,352	1,814,742	236,458
Prepaid expenses and other assets	409,220	352,381	248,413

	$81,479,238	$84,470,907	$84,155,217

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Deposits:
Noninterest-bearing	$14,785,154	$14,867,906	$13,555,800
Interest-bearing	56,268,613	58,984,876	59,927,971

Total deposits	71,053,767	73,852,782	73,483,771
Accrued interest payable and other liabilities	463,220	428,548	449,891

Total liabilities	71,516,987	74,281,330	73,933,662

Commitments and contingencies (note 7)
Stockholders’ Equity
Common stock — $10 par value; 40,000 shares authorized, issued, and outstanding	400,000	400,000	400,000
Surplus	3,600,000	3,600,000	3,600,000
Retained earnings	6,179,484	6,243,906	6,226,184
Accumulated other comprehensive loss	(217,233)	(54,329)	(4,629)

Total stockholders’ equity	9,962,251	10,189,577	10,221,555

	$81,479,238	$84,470,907	$84,155,217

Notes to financial statements form an integral part of these statements.

Elgin Bank of Texas
Statements of Income

	Three Months Ended		Years Ended
	March 31,		December 31,

	2005	2004	2004	2003

	(Unaudited)
Interest income:
Interest and fees on loans	$823,578	$835,210	$3,330,288	$3,527,108
Interest on investment securities:
Obligations of U.S. Government agencies	64,690	60,195	270,796	338,551
Other Securities	173,362	186,736	727,432	665,923
Interest on federal funds sold	18,325	13,728	47,299	52,882

Total interest income	1,079,955	1,095,869	4,375,815	4,584,464
Interest expense	209,894	184,351	726,198	1,007,233

Net interest income	870,061	911,518	3,649,617	3,577,231

Noninterest income	145,691	126,624	560,292	621,636

Noninterest expense:
Salaries and employee benefits	465,785	463,642	1,852,170	1,800,560
Occupancy and equipment expenses	89,047	92,889	379,665	390,988
Other operating expenses	514,781	277,198	1,167,790	1,132,236

Total noninterest expense	1,069,613	833,729	3,399,625	3,323,784

Income (loss) before federal income tax	(53,861)	204,413	810,284	875,083
Federal income tax expense	10,561	39,184	192,562	201,411

Net income (loss)	$(64,422)	$165,229	$617,722	$673,672

Earnings per share of common stock	$(1.61)	$4.13	$15.44	$16.84

Average common shares outstanding	40,000	40,000	40,000	40,000

Notes to financial statements form an integral part of these statements.

Elgin Bank of Texas
Statements of Changes in Stockholders’ Equity
Years Ended December 31, 2004 and 2003 and Three Months Ended March 31, 2005 (Unaudited)

				Accumulated
				Other
	Common		Retained	Comprehensive
	Stock	Surplus	Earnings	Loss	Total

Balance at December 31, 2002	$400,000	$3,600,000	$6,152,512	$185,440	$10,337,952
Comprehensive income:
Net income — year ended December 31, 2003	—	—	673,672	—	673,672
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect	—	—	—	(190,069)	(190,069)

Total comprehensive income					483,603
Dividends declared and paid — $15.00 per share	—	—	(600,000)	—	(600,000)

Balance at December 31, 2003	400,000	3,600,000	6,226,184	(4,629)	10,221,555
Comprehensive income:
Net income — year ended December 31, 2004	—	—	617,722	—	617,722
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect	—	—	—	(49,700)	(49,700)

Total comprehensive income					568,022
Dividends declared and paid — $15.00 per share	—	—	(600,000)	—	(600,000)

Balance at December 31, 2004	400,000	3,600,000	6,243,906	(54,329)	10,189,577
(Unaudited)
Comprehensive income:
Net loss — three months ended March 31, 2005	—	—	(64,422)	—	(64,422)
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect	—	—	—	(162,904)	(162,904)

Total comprehensive income (loss)					(227,326)

Balance at March 31, 2005	$400,000	$3,600,000	$6,179,484	$(217,233)	$9,962,251

Notes to financial statements form an integral part of these statements.

Elgin Bank of Texas
Statements of Cash Flows
Three Months Ended March 31, 2005 and 2004 (Unaudited) and
Years Ended December 31, 2004 and 2003
Increase (Decrease) in Cash and Cash Equivalents

	Three Months Ended		Years Ended
	March 31,		December 31,

	2005	2004	2004	2003

	(Unaudited)
Cash Flows From Operating Activities
Net income (loss)	$(64,422)	$165,229	$617,722	$673,672
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	77,362	94,909	373,227	366,985
Discount accretion	(8,287)	(5,068)	(41,292)	(30,398)
Deferred income tax expense	7,106	6,278	2,903	12,076
Realized gains on sales of securities	—	—	—	(109,855)
Net realized gains on sales of foreclosed and other assets	—	—	—	(10,896)
Net change in:
Accrued interest receivable	71,304	75,609	6,317	37,613
Cash surrender value of life insurance	(10,610)	(3,000)	(78,284)	(25,614)
Prepaid expenses and other assets	30,751	(59,506)	(81,185)	(2,112)
Accrued interest payable and other liabilities	34,672	60,046	(21,343)	(206,350)
Deferred loan fees	(8)	(7)	(29)	(30)

Net cash provided by operating activities	137,868	334,490	778,036	705,091

Cash Flows From Investing Activities
Net change in loans	(762,595)	(1,178,211)	(3,697,112)	5,640,811
Proceeds from sales of investment securities	—	—	—	4,063,828
Proceeds from maturities of investment securities	1,397,932	1,579,502	5,195,947	10,147,546
Purchases of investment securities	—	(3,162,106)	(7,102,357)	(14,870,502)
Capital expenditures	—	(4,990)	(38,891)	(329,011)
Proceeds from sales of foreclosed and other assets	—	—	55,480	286,745
Purchase of life insurance	—	(1,500,000)	(1,500,000)	—

Net cash provided by (used in) investing activities	635,337	(4,265,805)	(7,086,933)	4,939,417

Cash Flows From Financing Activities
Net change in deposits	$(2,796,080)	$(598,266)	$366,076	$1,625,556
Dividends declared and paid	—	—	(600,000)	(600,000)

Net cash provided by (used in) financing activities	(2,796,080)	(598,266)	(233,924)	1,025,556

Net increase (decrease) in cash and cash equivalents	(2,022,875)	(4,529,581)	(6,542,821)	6,670,064
Cash and cash equivalents at beginning of year	9,693,419	16,236,240	16,236,240	9,566,176

Cash and cash equivalents at end of year	$7,670,544	$11,706,659	$9,693,419	$16,236,240

Schedules of Other Cash Flow Information
Interest paid	$205,251	$187,194	$734,457	$1,032,167

Federal income taxes paid	$—	$—	$192,783	$201,840

Schedules of Noncash Activities
Other assets acquired by foreclosure on loans	$22,000	$—	$55,480	$275,849

Notes to financial statements form an integral part of these statements.

Elgin Bank of Texas
Notes to Financial Statements
For the Three Months Ended March 31, 2005 and 2004 (Unaudited)
and the Years ended December 31, 2004 and 2003

1.	Summary of Significant Accounting Policies
      The accounting and reporting policies of Elgin Bank of Texas (the “Bank”) conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The financial statements as of and for the three months ended March 31, 2005 and 2004 and the related notes are unaudited. Following is a summary of the Bank’s more significant accounting and reporting policies:

Nature of Operations
      The Bank provides a variety of financial services to individuals and small businesses through its main office and branch in Elgin, Texas. Its primary deposit products are interest-bearing deposit and term certificate accounts, and its primary lending products are real estate loans.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Recent Accounting Pronouncement
      In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. Interpretation No. 47 clarifies that conditional asset retirement obligation, as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, is considered unconditional when the timing and/ or settlement of a legal obligation is conditional on a future event, even when it may or may not be under the control of the entity. If an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation, it must recognize a liability at the time the liability is incurred. If sufficient information is not available at the time the liability is incurred, a liability must be recognized at that time that sufficient information becomes available. The uncertainty about the timing and (or) method of settlement should be factored into the measurement of the liability when sufficient information exists. Interpretation 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Interpretation No. 47 is effective for fiscal years ending after December 15, 2005 and is not expected to have a material impact on the Bank’s financial condition, results of operations or cash flows.
      In December 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments (“EITF 03-1”), which is effective for fiscal years ending after December 15, 2003. EITF 03-1 requires the measurement and recognition of other-than-temporary impairment of investment securities, along with additional disclosures related to unrealized losses. In September 2004, FASB issued Staff Position No. 03-1-1, delaying the implementation of the measurement and recognition guidance in EITF 03-1, but retaining the disclosure requirements. The Bank adopted the disclosure requirements of EITF 03-1 as of December 31, 2003.

Elgin Bank of Texas
Notes to Financial Statements — (Continued)

Significant Group Concentrations of Credit Risk
      Most of the Bank’s activities are with customers located within Bastrop County and surrounding areas. Note 2 discusses the types of securities in which the Bank invests. Note 3 discusses the types of lending in which the Bank engages. The Bank does not have any significant concentrations to any one customer.

Securities
      Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive loss. During the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003, the Bank had no securities classified as trading securities.
      Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans
      The Bank grants real estate, agriculture, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Bastrop County and surrounding areas. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.
      Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees on originated loans. Interest income is accrued on the unpaid principal balance.
      Loan origination fees were capitalized during 1997 and in prior years and were recognized as an adjustment of the yield of the related loan. In 1998, management determined that these items would be immaterial to the financial statements and ceased capitalization of loan origination fees. The Bank continues to recognize income monthly for fees capitalized in prior years and amortizes the fees over the remaining lives of the affected loans. Loan origination costs are expensed as incurred, as management has determined that capitalization of these items would be immaterial to the financial statements.
      A loan is considered delinquent when principal and/or interest amounts are not current in accordance with the contractual loan agreement.
      The accrual of interest on real estate, agriculture, and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.
      All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost

Elgin Bank of Texas
Notes to Financial Statements — (Continued)
recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses
      The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.
      The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
      The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors.
      A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.

Bank Premises and Equipment
      Land is carried at cost. Bank premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is recognized on straight-line and accelerated methods over the estimated useful lives of the assets.

Pension Costs
      Pension costs are charged to salaries and employee benefits expense and are funded as accrued.

Foreclosed Assets
      Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value at the date of foreclosure, and included in prepaid expenses and other assets on the balance sheets. Subsequent to foreclosure, valuations are periodically performed by management

Elgin Bank of Texas
Notes to Financial Statements — (Continued)
and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations are included in noninterest income and other operating expenses, respectively. At March 31, 2005 and December 31, 2004 and 2003, foreclosed assets were $22,088, $588 and $0, respectively.

Income Taxes
      Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Common Share
      Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. For the three months ended March 31, 2005 and 2004 and the years ended December 31, 2004 and 2003, the Bank had no dilutive potential common shares; therefore, diluted income per share does not differ from basic income per share.

Off-Balance Sheet Credit-Related Financial Instruments
      In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Cash and Cash Equivalents
      For purposes of the statements of cash flows, cash and cash equivalents include cash, balances from due from banks, and federal funds sold.
      The Bank does not have any restriction on cash and due from banks at March 31, 2005 and December 31, 2004 and 2003.

Comprehensive Loss
      Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive loss.

Reclassifications
      Certain amounts have been reclassified from prior presentations at March 31, 2004 and December 31, 2003 and 2004 to conform to classifications at March 31, 2005. There is no effect on previously reported net income or retained earnings.

Interim Financial Information
      The unaudited balance sheet as of March 31, 2005, and the related unaudited statements of income, changes in stockholders’ equity, and cash flows for the three months ended March 31, 2005 and 2004 have

Elgin Bank of Texas
Notes to Financial Statements — (Continued)
been prepared in a manner consistent with the audited financial statements as of and for the years ended December 31, 2004 and 2003.
      In the opinion of the Bank’s management, all adjustments necessary to fairly present the financial position of the Bank at March 31, 2005 and its income, changes in stockholders’ equity, and cash flows for the three months ended March 31, 2005 and March 31, 2004, all of which are of a normal and recurring nature, have been included. The income and cash flows for the three months ended March 31, 2005 should not be considered indicative of the results to be expected for the entire year.

2.	Investment Securities
      The amortized cost and fair value of securities, with gross unrealized gains and losses, were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Approximate
	Cost	Gains	Losses	Fair Value

Securities Available for Sale at March 31, 2005
U.S. Government agency securities	$5,019,728	$—	$132,615	$4,887,113
Mortgage-backed securities	5,515,427	6,607	155,336	5,366,698
State and municipal securities	5,137,893	29,239	77,035	5,090,097

	$15,673,048	$35,846	$364,986	$15,343,908

Securities Available for Sale at December 31, 2004
U.S. Government agency securities	$5,022,781	$5,197	$55,434	$4,972,544
Mortgage-backed securities	5,816,484	10,832	67,679	5,759,637
State and municipal securities	5,143,189	54,045	29,277	5,167,957

	$15,982,454	$70,074	$152,390	$15,900,138

Securities Available for Sale at December 31, 2003
U.S. Government agency securities	$2,073,099	$3,409	$11,147	$2,065,361
Mortgage-backed securities	4,734,921	11,380	56,749	4,689,552
State and municipal securities	3,511,047	66,533	20,440	3,557,140

	$10,319,067	$81,322	$88,336	$10,312,053

Securities to Be Held to Maturity at March 31, 2005
U.S. Government agency securities	$2,404,326	$8,394	$9,194	$2,403,526
Mortgage-backed securities	4,300,708	20,809	44,296	4,277,221
State and municipal securities	3,809,842	46,518	46,397	3,809,963

	$10,514,876	$75,721	$99,887	$10,490,710

Securities to Be Held to Maturity at December 31, 2004
U.S. Government agency securities	$2,922,284	$23,069	$7,935	$2,937,418
Mortgage-backed securities	4,653,126	37,425	36,948	4,653,603
State and municipal securities	4,065,413	79,206	23,555	4,121,064

	$11,640,823	$139,700	$68,438	$11,712,085

Elgin Bank of Texas
Notes to Financial Statements — (Continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Approximate
	Cost	Gains	Losses	Fair Value

Securities to Be Held to Maturity at December 31, 2003
U.S. Government agency securities	$4,448,629	$103,816	$—	$4,552,445
Mortgage-backed securities	6,717,090	51,378	50,863	6,717,605
State and municipal securities	4,407,683	114,402	32,251	4,489,834

	$15,573,402	$269,596	$83,114	$15,759,884

      Investment securities carried at approximately $11,815,000, $12,198,000 and $10,695,000 at March 31, 2005 and December 31, 2004 and 2003, respectively, were pledged to secure public funds and for other purposes required or permitted by law.
      The amortized cost and fair value of debt securities by contractual maturity at March 31, 2005 were as follows:

		After One	After Five
	Due Within	But Within	But Within	After Ten
	One Year	Five Years	Ten Years	Years	Total

Available for sale securities
U.S. Government agency securities	$—	$4,402,269	$484,844	$—	$4,887,113
Mortgage-backed securities	12,025	54,949	2,894,484	2,405,240	5,366,698
State and municipal securities	221,938	835,902	1,623,294	2,408,963	5,090,097

	233,963	5,293,120	5,002,622	4,814,203	15,343,908

Weighted Average Yield	3.77%	3.55%	4.23%	4.44%	4.06%

Securities to be Held to Maturity
U.S. Government agency securities	1,903,887	500,439	—	—	2,404,326
Mortgage-backed securities	—	471,328	481,483	3,347,898	4,300,709
State and municipal securities	196,447	1,590,780	521,800	1,500,814	3,809,841

	2,100,334	2,562,547	1,003,283	4,848,712	10,514,876

Weighted Average Yield	4.28%	4.58%	4.75%	4.23%	4.37%

Total Securities	$2,334,297	$7,855,667	$6,005,905	$9,662,915	$25,858,784

Total Weighted Average Yield	4.23%	3.89%	4.32%	4.33%	4.19%

      For the year ended December 31, 2003, proceeds from sales of securities available for sale amounted to $4,063,828 and gross realized gains amounted to $109,855. These gains are included in noninterest income on the statement of income. There were no gross realized losses for the year ended December 31, 2003. The tax provision applicable to these net gains amounted to $37,351. There were no sales of securities during the three months ended March 31, 2005 and 2004 and for the year ended December 31, 2004.

Elgin Bank of Texas
Notes to Financial Statements — (Continued)
      Information pertaining to securities with gross unrealized losses at March 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are as follows:

	Less Than 12 Months		12 Months or More		Total

		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Securities to Be Held to Maturity
U.S. Government agency securities	$—	$—	$991,562	$(9,194)	$991,562	$(9,194)
Mortgage-backed securities	911,008	(5,437)	1,992,026	(38,859)	2,903,034	(44,296)
State and municipal securities	1,353,709	(19,723)	473,326	(26,674)	1,827,035	(46,397)

	$2,264,717	$(25,160)	$3,456,914	$(74,727)	$5,721,631	$(99,887)

Securities Available for Sale
U.S. Government agency securities	$1,451,308	$(30,429)	$3,435,805	$(102,186)	$4,887,113	$(132,615)
Mortgage-backed securities	1,411,480	(24,610)	3,818,995	(130,726)	5,230,475	(155,336)
State and municipal securities	2,666,946	(48,578)	1,279,005	(28,457)	3,945,951	(77,035)

	$5,529,734	$(103,617)	$8,533,805	$(261,369)	$14,063,539	$(364,986)

      Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. As of March 31, 2005, the Bank did not have any securities with other-than-temporary impairment.

3.	Loans and Allowance for Loan Losses
      The components of loans in the balance sheets were as follows:

		December 31,
	March 31,
	2005	2004	2003

Real estate	$33,497,620	$32,954,988	$31,568,260
Agriculture	3,214,626	2,778,488	1,932,017
Commercial	2,798,834	2,869,787	2,168,858
Consumer	4,510,898	4,693,171	4,005,153

	44,021,978	43,296,434	39,674,288
Deferred loan fees	(61)	(69)	(98)
Allowance for loan losses	(610,520)	(625,571)	(645,057)

	$43,411,397	$42,670,794	$39,029,133

      Included in consumer loans are overdraft amounts of $52,254, $57,186 and $51,454 at March 31, 2005 and December 31, 2004 and 2003, respectively.

Elgin Bank of Texas
Notes to Financial Statements — (Continued)
      Changes in the allowance for loan losses were as follows:

	Three Months Ended		Years Ended
	March 31,		December 31,

	2005	2004	2004	2003

Balance at beginning of year	$625,571	$645,057	$645,057	$662,063
Loans charged off	(15,231)	(7,531)	(32,485)	(41,569)
Recoveries	180	3,050	12,999	24,563

Balance at end of year	$610,520	$640,576	$625,571	$645,057

      The following is a summary of information pertaining to impaired and nonaccrual loans:

	March 31,		December 31,

	2005	2004	2004	2003

Impaired loans without a valuation allowance	$—	$—	$—	$—
Impaired loans with a valuation allowance	475,938	338,896	459,659	—

Total impaired loans	$475,938	$338,896	$459,659	$—

Valuation allowance related to impaired loans	$19,038	$15,828	$18,386	$—
Total nonaccrual loans	$475,938	$338,896	$459,659	$—
Total loans past due 90 days or more and still accruing	$20,878	$25,616	$93,412	$246,000

			Years Ended
	March 31,		December 31,

	2005	2004	2004	2003

Average investment in impaired loans	$407,417	$169,450	$229,830	$—

Interest income recognized on impaired loans	$2,679	$1,444	$102,748	$23,434

Interest income recognized on a cash basis on impaired loans	$2,679	$1,444	$102,748	$23,434

      For the three months ended March 31, 2005 and 2004, there were one and two impaired loans, respectively, whereby outstanding principal amounts were collected in full in prior years. One of these loans remained outstanding at March 31, 2005. The Bank applied collection on these loans to interest resulting in interest income recognition for the three months ended March 31, 2005 and 2004. At March 31, 2005 and 2004, additional loans were classified as impaired and payments received on them are recognized as principal reductions and interest income as collected in cash.
      For the years ended December 31, 2004 and 2003, there were three impaired loans whereby outstanding principal amounts were collected in full in prior years. The Bank applied collections on these loans during 2004 and 2003 to interest resulting in interest income recognition for the year. At December 31, 2004, additional loans were classified as impaired and payments received on them are recognized as principal reductions and interest income as collected in cash.
      No additional funds are committed to be advanced in connection with impaired loans.

Elgin Bank of Texas
Notes to Financial Statements — (Continued)

4.	Bank Premises and Equipment
      Components of bank premises and equipment included in the balance sheets were as follows:

		December 31,
	March 31,
	2005	2004	2003

Land	$665,106	$665,106	$665,106
Buildings and improvements	1,801,925	1,801,925	1,784,369
Equipment and furniture	1,065,696	1,061,119	1,054,696

	3,532,727	3,528,150	3,504,171
Less accumulated depreciation	1,692,911	1,661,969	1,523,399

	$1,839,816	$1,866,181	$1,980,772

      Depreciation expense for the three months ended March 31, 2005 and 2004 and the years ended December 31, 2004 and 2003 amounted to $30,942, $41,450, $153,482 and $177,779, respectively.

5.	Deposits
      The aggregate amount of certificates of deposit (“CDs”), each with a minimum denomination of $100,000, was $5,066,573, $4,908,417 and $6,676,187 at March 31, 2005 and December 31, 2004 and 2003, respectively.
      At March 31, 2005, the scheduled maturities of CDs are as follows:

Three months or less	$5,482,578
Four through six months	5,418,436
Seven through twelve months	7,725,267
Thereafter	5,660,617

$24,286,898

6.	Federal Income Tax
      The provision for federal income tax consisted of the following:

	Three Months Ended		Years Ended
	March 31,		December 31,

	2005	2004	2004	2003

Currently paid or payable	$3,455	$32,906	$189,659	$189,335
Deferred income tax expense	7,106	6,278	2,903	12,076

	$10,561	$$39,184	$192,562	$201,411

Elgin Bank of Texas
Notes to Financial Statements — (Continued)
      The provision for federal income tax is less than that computed by applying the federal statutory rate of 34% to income before federal income tax as indicated in the following analysis:

	Three Months Ended March 31,				Years Ended December 31,

	2005	Percent	2004	Percent	2004	Percent	2003	Percent

Tax based on statutory rate	$(18,313)	(34.0)	$69,500	34.0	$275,497	34.0	$297,528	34.0
Effect of tax-exempt bond income	(29,424)	(54.6)	(28,264)	(13.8)	(117,328)	(14.5)	(116,359)	(13.3)
Effect of nondeductible expenses	73,387	136.2	1,743	.9	13,800	1.7	14,128	1.6
Other — net	(15,089)	(28.0)	(3,795)	(1.9)	20,593	2.5	6,114	0.7

	$10,561	19.6	$39,184	19.2	$192,562	23.7	$201,411	23.0

      The three months ended March 31, 2005 includes approximately $211,000 of non-deductible expenses (tax effect of $72,000) related to the pending merger with Franklin.
      The components of the deferred income tax asset included in prepaid expenses and other assets were as follows:

		December 31,
	March 31,
	2005	2004	2003

Deferred tax assets related to:
Allowance for loan losses	$72,909	$72,909	$72,909
Deferred compensation plans	119,706	121,620	128,048
Deferred loan fees	23	23	33
Other	9,665	14,857	26,677
Net Unrealized depreciation on securities available for sale	111,908	27,987	2,385

Total deferred tax assets	314,211	237,396	230,052

Deferred tax liabilities related to:
Depreciation	(39,211)	(39,211)	(60,741)
Other	(14,046)	(14,046)	(13,677)

Total deferred tax liabilities	(53,257)	(53,257)	(74,418)

Net deferred tax asset	$260,954	$184,139	$155,634

7.	Off-Balance Sheet Activities

Credit-Related Financial Instruments
      The Bank is a party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.
      The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.

Elgin Bank of Texas
Notes to Financial Statements — (Continued)
      The following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount

		December 31,
	March 31,
	2005	2004	2003

Unfunded commitments under lines of credit	$2,703,579	$3,153,811	$2,862,371
Standby letters of credit	264,609	273,609	157,897
      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
      Unfunded commitments under lines of credit include revolving credit lines, straight credit lines, and interim construction loans, which are commitments for possible future extensions of credit to existing customers. These lines of credit may not be drawn upon to the total extent to which the Bank is committed.
      To reduce credit risk related to the use of credit-related financial instruments, the Bank might deem it necessary to obtain collateral. The amount and nature of the collateral obtained are based on the Bank’s credit evaluation of the customer. Collateral held varies but may include cash; securities; accounts receivable; inventory; property, plant, and equipment; and real estate.
      Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

8.	Related Party Transactions
      In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates amounting to $1,355,996 at March 31, 2005, $1,000,611 at December 31, 2004 and $709,336 at December 31, 2003. During the three months ended March 31, 2005 and the year ended December 31, 2004, total principal additions were $570,622 and $1,361,939, respectively, and total principal payments were $215,237 and $1,070,664, respectively, ($476,605 and $1,121,828, respectively, in 2003).
      Deposits from related parties held by the Bank at March 31, 2005 and December 31, 2004 amounted to $2,455,322 and $3,178,823, respectively, ($3,615,646 at December 31, 2003).

9.	Employee Benefits
      The Bank has a 401 (k) employees’ profit sharing plan covering substantially all of its employees. The Bank’s contribution is determined annually by the Board of Directors. Pension plan expense for the three months ended March 31, 2005 and 2004 and the years ended December 31, 2004 and 2003 totaled $9,102, $9,164, $36,724 and $33,529, respectively.
      In 2004, the Bank entered into endorsement split-dollar insurance arrangements with selected employees. Life insurance policies were purchased to provide life insurance benefits to the selected employees and to offset the cost of providing health insurance benefits. The cash surrender value of these policies totaled $1,562,425 at March 31, 2005 and $1,551,815 at December 31, 2004.

Elgin Bank of Texas
Notes to Financial Statements — (Continued)

10.	Deferred Compensation Plans
      The Bank has entered into deferred compensation plans with certain Board members. The plans obligate the Bank to make monthly payments for a ten-year period to the participating Board members following their retirement from the Bank’s Board of Directors. The Bank has purchased life insurance policies on the participating Board members to fund the plans, and the cash surrender value of these policies totaled $265,927, $262,927 and $236,458 at March 31, 2005 and December 31, 2004 and 2003, respectively.
      At March 31, 2005 and December 31, 2004, the Bank has accrued an aggregate $352,309 and $357,707, respectively ($376,611 in 2003) in deferred compensation liability relating to the plans. This amount is included in accrued interest payable and other liabilities.

11.	Minimum Regulatory Capital Requirements
      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of March 31, 2005 and December 31, 2004 and 2003, that the Bank met all capital adequacy requirements to which it is subject.

Elgin Bank of Texas
Notes to Financial Statements — (Continued)
      As of December 31, 2004, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios as of March 31, 2005 and December 31, 2004 and 2003 are also presented in the table.

					Minimum to be Well
					Capitalized Under
			Minimum Capital		Prompt Corrective
	Actual		Requirement		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

March 31, 2005
Total Capital to Risk-Weighted Assets	$10,792,143	21.9%	$3,936,400	8.0%	$4,920,500	10.0%
Tier 1 Capital to Risk-Weighted Assets	$10,181,623	20.7%	$1,968,200	4.0%	$2,952,300	6.0%
Tier 1 Capital to Average Assets	$10,181,623	12.1%	$3,377,477	4.0%	$4,221,846	5.0%
December 31, 2004
Total Capital to Risk-Weighted Assets	$10,865,543	21.8%	$3,996,720	8.0%	$4,995,900	10.0%
Tier 1 Capital to Risk-Weighted Assets	$10,241,055	20.5%	$1,998,360	4.0%	$2,997,540	6.0%
Tier 1 Capital to Average Assets	$10,241,055	12.2%	$3,364,886	4.0%	$4,206,107	5.0%
December 31, 2003
Total Capital to Risk-Weighted Assets	$10,754,538	25.3%	$3,407,360	8.0%	$4,259,200	10.0%
Tier 1 Capital to Risk-Weighted Assets	$10,220,481	24.0%	$1,703,680	4.0%	$2,555,520	6.0%
Tier 1 Capital to Average Assets	$10,220,481	12.2%	$3,556,611	4.0%	$4,195,764	5.0%

12.	Subsequent Event
      During the first quarter of 2005, the Bank has agreed to a definitive merger agreement to merge the Bank into an unrelated financial institution, Franklin Bank Corp. (“Franklin”). Based on the agreement, the stockholders of Elgin Bank of Texas will receive an aggregate of $23,400,000 in exchange for its stock, consisting of 50% cash and 50% shares in Franklin stock. The merger is subject to regulatory and stockholder approval and is expected to close in the third quarter of 2005.

APPENDIX A
AGREEMENT AND PLAN OF MERGER
as amended,
by and among
FRANKLIN BANK CORP.,
FRANKLIN BANK, S.S.B.
and
ELGIN BANK OF TEXAS
Dated as of January 26, 2005

A-i

A-ii

A-iii

A-iv

INDEX OF DEFINED TERMS

Page

401(k) Plan	A-29
Accounting Firm	A-32
Acquisition Transaction	A-38
Additional Report Notice	A-25
Adjusted Aggregate Merger Consideration	A-4
Adjustment Amount	A-38
Advisory Board	A-2
Aggregate Merger Consideration	A-3
Agreement	A-1
Annual Financial Statements	A-7
Audited Bank Financial Statements	A-26
Bank	A-1
Bank Applications	A-27
Bank Disclosure Schedules	A-26
Bank Employees	A-29
Bank Financial Statements	A-7
Bank Nominees	A-3
Bank Real Property	A-7
Bank Shareholder Meeting	A-17
Bank Stock	A-6
best efforts	A-39
BOLI	A-10
Call Reports	A-7
Capital Deficiency Amount	A-4
Cash Consideration	A-3
CERCLA	A-9
Certificate	A-4
Closing	A-33
Closing Date	A-33
Compensation and Benefit Plans	A-12
Contracts	A-11
CRA	A-15
Deferred Compensation Agreements	A-15
Department	A-1
Deposit Summary	A-17
Disqualification Event	A-3
Dissenting Share	A-5
Dissenting Shares	A-3
DPC Shares	A-3
Effective Date	A-2
Effective Time	A-2
Environmental Laws	A-9
ERISA	A-12

A-v

Page

ERISA Affiliate	A-13
Exchange Act	A-15
Exchange Agent	A-4
Exchange Fund	A-4
FBC	A-1
FBC Applications	A-21
FBC Benefit Plan	A-29
FBC Disclosure Schedules	A-29
FBC Measurement Price	A-3
FBC Phase I Termination Notice	A-25
FBC Reports	A-19
FBC Stock	A-18
FDIC	A-2
Franklin Bank	A-1
GAAP	A-7
Hazardous Materials	A-9
HOLA	A-1
Indemnified Party	A-29
Interim Financial Statements	A-7
IRS	A-10
knowledge	A-39
known	A-39
Letter of Transmittal	A-4
Loan Schedule	A-15
Loans	A-15
Material Adverse Effect	A-39
Merged Bank	A-1
Merger	A-1
Merger Consideration	A-3
NNM	A-18
Noncompetition Agreement	A-24
OREO	A-8
OTS	A-2
Pension Plan	A-13
person	A-39
Phase I Environmental Assessment	A-26
Phase I Report	A-25
Phase II Environmental Assessment	A-26
Phase II Report	A-25
Phase II Termination Notice	A-25
Prospectus	A-28
Proxy Statement	A-17
Registration Statement	A-17
Retention Agreements	A-24

A-vi

Page

Returns	A-10
SEC	A-3
Securities Act	A-17
Securities Portfolio	A-7
Significant Environmental Matter	A-25
Stock Consideration	A-3
Subject Facilities	A-24
Subject Period	A-3
Taxes	A-10
TBA	A-1
TBCA	A-1
TBD	A-2
Title IV Plan	A-13
Trust Account Shares	A-3
TSBA	A-1
Voting Agreement	A-24

A-vii

AGREEMENT AND PLAN OF MERGER
      This Agreement and Plan of Merger (“Agreement”) dated as of January 26, 2005 is by and among Franklin Bank Corp., a Delaware corporation (“FBC”), Franklin Bank, S.S.B., a Texas state savings bank (“Franklin Bank”), and Elgin Bank of Texas, a Texas state bank (the “Bank”).
      WHEREAS, FBC and the Bank believe that the acquisition of the Bank by FBC in the manner provided by, and subject to the terms and conditions set forth in, this Agreement and all exhibits, schedules and amendments hereto is desirable and in the best interests of their respective institutions and shareholders;
      WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement is intended to be and hereby is adopted as a plan of reorganization within the meaning of Section 368(a) of the Code;
      NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, and the payments and other good and valuable consideration herein provided for, the sufficiency of which is hereby acknowledged, the parties agree as set forth below:
INTRODUCTION
      The Bank is a Texas state bank chartered under the Texas Banking Act (the “TBA”). FBC owns indirectly all of the issued and outstanding shares of capital stock of Franklin Bank, has elected to be regulated as a savings and loan holding company under the Home Owners’ Loan Act, as amended (the “HOLA”), and is registered with the Texas Savings & Loan Department (the “Department”) as a holding company under Chapter 97 of the Texas Savings Bank Act (the “TSBA”). This Agreement provides for the acquisition of the Bank by FBC through the merger of the Bank with and into Franklin Bank, with Franklin Bank surviving (the “Merger”), all pursuant to this Agreement and Plan of Merger by and among FBC, Franklin Bank, and the Bank and pursuant to Subchapter H of the TSBA, Section 32.501 of the TBA and Part 5 of the Texas Business Corporation Act (the “TBCA”), and Franklin Bank will continue its existing operations as a Texas state savings bank.
ARTICLE I.
THE MERGER
      Section 1.1     The Merger. (a) Subject to the terms and conditions of this Agreement and in accordance with Subchapter H of the TSBA, Section 32.501 of the TBA and Part 5 of the TBCA, at the Effective Time (as hereinafter defined) the Bank shall be merged with and into Franklin Bank. Upon consummation of the Merger, the separate existence of the Bank shall cease. Franklin Bank shall be the surviving entity in the Merger and shall continue its existence as a state savings bank under the laws of the State of Texas (Franklin Bank, as constituted after the Merger, is referred to herein as both the “Merged Bank” and “Franklin Bank”).
      (b) The business of the Merged Bank shall be that of a Texas state savings bank. The business shall be conducted by the Merged Bank at its principal office, which shall be located at the principal office of Franklin Bank at 9800 Richmond Avenue, Suite 680, Houston, Texas; at all duly authorized and operating branches of Franklin Bank and the Bank as of the Effective Time (as hereinafter defined), together with the principal office of the Bank, which shall be operated as a branch of the Merged Bank; and at all other offices and facilities of Franklin Bank and the Bank established as of the Effective Time. All of such branches, offices and facilities are listed on Schedule 1.1(b) hereto.
      (c) FBC and the Bank may at any time, by amendment of this Agreement in accordance with Section 12.6 hereof, change the method of effecting the combination of Merger Subsidiary and the Bank (including without limitation the provisions of this Article I) if and to the extent they deem such change to be desirable.

      Section 1.2     Effective Date and Time of the Merger. The terms “Effective Date” and “Effective Time” shall be the date and time, respectively, when the Merger becomes effective.
      Section 1.3     Effects of the Merger. (a) At and after the Effective Time, the Merger shall have the effects provided in Section 92.355 of the TSBA. At the Effective Time, the Merged Bank shall be deemed to be the same business and corporate entity as each of the Bank and Franklin Bank. All corporate acts, plans, policies, contracts, approvals and authorizations of the Bank and its shareholders, Board of Directors, committees elected or appointed thereby, officers and agents, which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the acts, plans, policies, contracts, approvals and authorizations of the Merged Bank and shall be as effective and binding thereon as the same were with respect to the Bank as of the Effective Time.
      (b) At the Effective Time, by virtue of the Merger and without any further act, deed, conveyance or other transfer, all of the rights, powers, franchises and interests of the Bank and Franklin Bank in and to any type of property and choses in action shall vest in Franklin Bank as the Merged Bank, and the Merged Bank shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of the Bank and Franklin Bank, and to have succeeded to all of the relationships, fiduciary or otherwise, of the Bank and Franklin Bank as fully and to the same extent as if such rights, powers, franchises, interests, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Merged Bank; provided, however, that the Merged Bank shall not, through the Merger, acquire power to engage in any business or to exercise any right, privilege or franchise which is not conferred on the Merged Bank by the TSBA.
      (c) The Merged Bank, upon the consummation of the Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as agent, trustee, executor, administrator, transfer agent, registrar of stocks and bonds, guardian, conservator, assignee, receiver and committee of estates of incompetents, bailee or depository of personal property, and in every other fiduciary and/or custodial capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by the Bank and Franklin Bank immediately prior to the Effective Time.
      Section 1.4     Articles of Incorporation; Bylaws. From and after the Effective Time, (i) the Articles of Incorporation of the Merged Bank shall be the Articles of Incorporation of Franklin Bank in effect immediately prior to the Effective Time and shall thereafter continue in full force and effect until further altered, amended or repealed in accordance with law, and (ii) the Bylaws of the Merged Bank shall be the Bylaws of Franklin Bank in effect immediately prior to the Effective Time and shall thereafter continue in full force and effect until further altered, amended or repealed in accordance with law.
      Section 1.5     Officers and Directors. At the Effective Time, the officers of Franklin Bank immediately prior to the Effective Time shall be the officers of the Merged Bank, and the directors of Franklin Bank immediately prior to the Effective Time shall be the directors of the Merged Bank, in each case to hold office until their respective successors are duly elected or appointed and qualified.
      Section 1.6     Approvals and Notices. FBC and the Bank shall proceed expeditiously and cooperate fully in obtaining any consents and approvals and the taking of any other actions in satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Merger on the terms provided herein including, without limitation, the preparation and submission of all necessary filings, certificates and notices to the Department, the Office of Thrift Supervision (the “OTS”), the Federal Deposit Insurance Corporation (“FDIC”) and the Texas Department of Banking (the “TBD”). This Agreement shall be submitted to the shareholders of the Bank for their approval in accordance with applicable provisions of law and the Articles of Association and Bylaws of the Bank.
      Section 1.7     Advisory Board of Directors. FBC agrees, promptly after the Effective Time of the Merger, to take all actions necessary to appoint to the Advisory Board of Directors of Franklin Bank (the “Advisory Board”) R. Harry Akin, Wallace H. Cardwell, Carl F. Herring, Edwin O. Lundgren, Jr. and

Jeffrey M. Schroeder (the “Bank Nominees”) and, for a 24-month period thereafter (the “Subject Period”), to cause the Bank Nominees to continue to be appointed to serve thereon; provided, that if during the Subject Period any Bank Nominee shall be subject to a Disqualification Event (as hereinafter defined), FBC’s obligations under this section to cause such nominee to continue to be appointed to the Advisory Board during the Subject Period shall terminate, and such nominee’s service on the Advisory Board may be terminated. As used herein, the term “Disqualification Event” means, as to any Bank Nominee, the occurrence of any of the following events: (i) such nominee shall be prohibited by law, order, injunction, decree or otherwise from serving as a director of FBC or Franklin Bank; (ii) such nominee shall have been convicted of any felony or crime of moral turpitude; (iii) such nominee shall file (or any entity indebted to the Merged Bank of which such nominee shall have been an executive officer or controlling person within the two years prior to filing shall file) a voluntary petition under any federal or state bankruptcy or insolvency law, or such nominee shall become (or any entity indebted to the Merged Bank of which such nominee shall have been an executive officer or controlling person within the two years prior to filing shall become) the subject of an involuntary petition filed under any such law that is not dismissed within 30 days; (iv) such nominee shall be involved in any of the events or circumstances enumerated in Item 401(f)(1)-(6) of Regulation S-K (or any successor or substitute provision of similar import) promulgated by the Securities and Exchange Commission (the “SEC”), or similar provisions of state “blue sky” laws; or (v) such nominee shall violate any covenant or agreement in a Noncompetition Agreement (as hereinafter defined), if applicable.
ARTICLE II.
CONVERSION AND EXCHANGE OF SHARES
      Section 2.1     Conversion of Bank Stock. Subject to the provisions of this Article II, the aggregate consideration to be paid by FBC to the shareholders of the Bank in the Merger shall be $23,400,000, consisting of cash in the amount of $11,700,000 and shares of FBC Stock valued at $11,700,000 (the “Aggregate Merger Consideration”). The Aggregate Merger Consideration shall be subject to reduction, and the amount of Stock Consideration, Cash Consideration and Merger Consideration (as each is hereinafter defined) shall be subject to corresponding reduction, under the circumstances described in Section 2.1(b). At the Effective Time, by virtue of the Merger and without any action on the part of the Bank, FBC or the holder of any of the securities thereof:
      (a) Subject to the provisions of this Article II, each share of the Bank Stock issued and outstanding immediately prior to the Effective Time, except for (i) shares of Bank Stock owned by the Bank as treasury stock or owned, directly or indirectly, by the Bank, FBC or any of their respective wholly owned subsidiaries (other than shares of Bank Stock held, directly or indirectly, in trust accounts, managed accounts or otherwise held in a fiduciary capacity, that are beneficially owned by third parties (any such shares, whether held directly or indirectly by the Bank or FBC or any of their respective wholly owned subsidiaries, as the case may be, being referred to herein as “Trust Account Shares”) and other than any shares of Bank Stock held by the Bank or FBC or any of their respective subsidiaries in respect of a debt previously contracted (any such shares of Bank Stock, whether held directly or indirectly by the Bank or FBC or any of their respective wholly owned subsidiaries, being referred to herein as “DPC Shares”)), and (ii) shares of Bank Stock as to which the holders have perfected their rights as dissenting shareholders in accordance with the provisions of Article 5.12 of the TBCA (the “Dissenting Shares”), shall be converted into and represent the right to receive (x) an amount in cash equal to $292.50 per share (the “Cash Consideration”) and (y) a number of shares of FBC Stock equal to the quotient obtained by dividing $292.50 by the average of the daily volume-weighted average prices of the FBC Stock for the twenty consecutive trading days prior to and including the second trading day prior to the Closing Date (as hereinafter defined), rounded to the nearest ten thousandth (the “FBC Measurement Price”), per share (the “Stock Consideration” and, with the Cash Consideration, the “Merger Consideration”).
      (b) In the event that the Bank’s stockholders’ equity as of the Closing Date shall be less than $10,189,577 as calculated and certified under Section 8.9 of this Agreement and FBC elects to waive satisfaction of such condition and consummate the Merger, the Aggregate Merger Consideration shall be redetermined by reducing the Aggregate Merger Consideration by the product of (i) the difference between $10,189,577 and the amount of the Bank’s actual stockholders’ equity calculated and certified in the manner required by Section 8.9 of this Agreement, multiplied by (ii) 2.30 (the “Capital Deficiency Amount”). The Aggregate Merger Consideration, as so redetermined and reduced by the Capital Deficiency Amount, is referred to herein as the “Adjusted Aggregate Merger Consideration.” Upon the occurrence of the events described in this Section 2.1(b), the amount of the Stock Consideration and the amount of the Cash Consideration shall be redetermined and reduced based on the Adjusted Aggregate Merger Consideration, with the amount of such reduction applied proportionately to the Stock Consideration and the Cash Consideration, so that the Stock Consideration continues to constitute fifty percent of the Merger Consideration and the Cash Consideration continues to constitute fifty percent of the Merger Consideration.
      (c) All shares of Bank Stock that are owned, directly or indirectly, by the Bank or FBC or any of their respective wholly owned subsidiaries (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.
      (d) All of the shares of Bank Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Bank Stock (each a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration.
      Section 2.2     Exchange Procedure. (a) On or immediately prior to the Effective Date, FBC shall deposit in trust with, or otherwise make available to, an exchange agent to be selected by FBC (the “Exchange Agent”), for exchange in accordance with this Agreement, (i) certificates representing the shares of FBC Stock to be issued pursuant to Section 2.1(a) and (ii) cash sufficient to pay (A) the Cash Consideration pursuant to Section 2.1(a) and, (B) any amounts to be paid in lieu of any fractional shares of FBC Stock pursuant to Section 2.2(h) (such cash and certificates for shares of FBC Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).
      (b) As soon as practicable after the Effective Time, and in no event later than five business days thereafter, the Exchange Agent shall mail to each holder of record of Bank Stock a letter of transmittal in substantially the form attached to this Agreement as Exhibit A and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration (the “Letter of Transmittal”).
      (c) Each holder of Bank Stock, upon proper surrender of the Certificates therefor to the Exchange Agent, accompanied by duly executed Letters of Transmittal, shall be entitled to receive in exchange therefor (i) a certificate representing the number of whole shares of FBC Stock to which such holder of Bank Stock shall have become entitled pursuant to the provisions of Section 2.1, and (ii) a check representing the amount of Cash Consideration and any cash in lieu of fractional shares which such holder has the right to receive hereunder. Each Certificate so surrendered shall be cancelled. Until so surrendered, each Certificate will be deemed for all corporate purposes after the Closing to represent and evidence solely the right to receive the Merger Consideration to be paid therefor pursuant to this Agreement. Notwithstanding the foregoing, neither the Exchange Agent nor any other party hereto shall be liable to any holder of Certificates for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law. Except as required by law, no interest shall be payable with respect to the Cash Consideration, the cash payable for fractional shares or the cash payable for Dissenting Shares. If any shareholder of record of the Bank is unable to locate any Certificate to be surrendered for exchange, the Exchange Agent shall deliver the corresponding share of the Merger Consideration to the registered shareholder upon receipt of a lost certificate affidavit and an indemnity agreement in a form acceptable to FBC.

      (d) The delivery of the Merger Consideration by the Exchange Agent shall be as soon as practicable following the receipt from time to time by the Exchange Agent of the several Certificates and duly executed Letters of Transmittal.
      (e) No dividends or other distributions declared with respect to FBC Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 2.2. Pending such surrender, any dividend or distribution payable in respect of such shares shall be delivered to the Exchange Agent to be held as part of the Exchange Fund. After the surrender of a Certificate in accordance with this Section 2.2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of FBC Stock represented by such Certificate.
      (f) If any certificate representing shares of FBC Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of FBC Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
      (g) After the Effective Time, there shall be no transfers on the stock transfer books of the Bank of the shares of Bank Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of FBC Stock as provided in this Article II.
      (h) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of FBC Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to FBC Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of FBC. In lieu of the issuance of any such fractional share, FBC shall pay to each holder of Bank Stock who otherwise would be entitled to receive such fractional share an amount in cash determined by multiplying (i) the amount of the Merger Consideration determined after giving effect to the reductions provided for in Section 2.1 of this Agreement by (ii) the fraction of a share (rounded to the nearest hundredth when expressed in decimal form) of FBC Stock to which such holder would otherwise be entitled to receive pursuant to this Article II.
      (i) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Bank for 12 months after the Effective Time shall be paid to FBC. Any former shareholders of the Bank who have not theretofore complied with this Section 2.2 shall thereafter look only to FBC for payment of the Merger Consideration deliverable in respect of each share of Bank Stock such shareholder holds as determined pursuant to this Agreement, without any interest thereon. Notwithstanding the foregoing, none of the Bank, FBC, the Exchange Agent or any other person shall be liable to any former holder of Bank Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
      Section 2.3     Dissenting Shares. Each share of Bank Stock issued and outstanding immediately prior to the Effective Time, the holder of which has not voted in favor of the Merger and who has properly perfected his dissenter’s rights of appraisal by following the procedures set forth in Article 5.12 of the TBCA, is referred to herein as a “Dissenting Share.” Dissenting Shares owned by each holder thereof who has not exchanged his Certificates for the corresponding share of the Merger Consideration or otherwise has not effectively withdrawn or lost his dissenter’s rights shall not be converted into or represent the right to receive the corresponding share of the Merger Consideration pursuant to Section 2.1 hereof and shall be entitled only to such rights as are available to such holder pursuant to the applicable provisions of the TBCA. Each holder of Dissenting Shares shall be entitled to receive the value of such Dissenting Shares held by him in accordance with the applicable provisions of the TBCA; provided, such holder complies with the procedures contemplated by and set forth in the applicable provisions of the TBCA. If any holder of Dissenting Shares shall effectively withdraw or lose his dissenter’s rights under the applicable provisions of the TBCA, such Dissenting Shares shall be converted into the right to receive the corresponding share of the Merger Consideration in accordance with the provisions of this Article II.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE BANK
      The Bank represents and warrants to FBC as follows:
      Section 3.1     Organization. (a) The Bank is a Texas state bank duly organized, validly existing and in good standing under the laws of the state of Texas. The Bank is duly authorized to conduct a general banking business, including without limitation all authorized deposit functions of Texas state banks as well as commercial and real estate loans, installment credits, collections and safe deposit facilities subject to the supervision of the TBD and the FDIC. The Bank is an “insured depositary institution” as defined in the Federal Deposit Insurance Act. The Bank does not have “trust powers” and has not and does not conduct any trust activities.
      (b) The Bank has no subsidiaries. The Bank is not a general partner or owner of an equity or membership interest in any joint venture, general partnership, limited partnership, limited liability company, trust or other non-corporate entity. The Bank knows of no arrangement pursuant to which the stock or other membership or equity interests of any corporation, joint venture, general partnership, limited partnership, limited liability company, trust or other non-corporate entity is or has been held in trust (whether express, constructive, resulting or otherwise) for the benefit of the Bank or all of the shareholders of the Bank.
      (c) True and complete copies of the Articles of Association and Bylaws of the Bank, as amended to date, are included in Schedule 3.1 to this Agreement.
      Section 3.2     Capitalization. The authorized capital stock of the Bank consists of (i) 40,000 shares of common stock, $10.00 par value per share (the “Bank Stock”), 40,000 shares of which are issued and outstanding and none of which are held in treasury. All of the issued and outstanding shares of Bank Stock are duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of the preemptive rights of any person or in violation of any applicable federal or state securities laws. There are no existing options, warrants, calls, convertible securities or commitments of any kind obligating the Bank to issue any authorized and unissued Bank Stock, nor does the Bank have any outstanding commitment or obligation to repurchase, reacquire or redeem any of its outstanding capital stock. There are no stock appreciation or similar rights to receive cash payment in respect or in lieu of options to purchase shares of Bank Stock or otherwise. Except as described on Schedule 3.2 to this Agreement, to the knowledge of the Bank there are no voting trusts, voting agreements, buy-sell agreements or other agreements or arrangements affecting the Bank Stock other than the Voting Agreements provided for in Section 5.6.
      Section 3.3     Approvals; Authority. The Bank has full corporate power and authority to execute and deliver this Agreement and the Retention Agreements (as hereinafter defined) and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Retention Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of the Bank and, other than the approval of this Agreement by the holders of at least two-thirds of the Bank Stock as required by law, no further corporate proceedings of the Bank are needed to execute and deliver this Agreement and the Retention Agreements and consummate the transactions contemplated hereby and thereby. This Agreement and the Retention Agreements have been duly authorized, executed and delivered by the Bank and each is a legal, valid, and binding agreement of the Bank enforceable against the Bank in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles. At the Closing (as hereinafter defined), all other agreements, documents and instruments to be executed and delivered by the Bank which are referred to herein or contemplated hereby will have been duly executed and delivered by the Bank and will constitute the legal, valid and binding obligation of the Bank, enforceable against the Bank in accordance with their respective terms and conditions, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and by general equitable principles.
      Section 3.4     Investments. The Bank has furnished to FBC, as Schedule 3.4 of this Agreement, a complete and accurate list, as of September 30, 2004, of all securities, including municipal bonds, owned by the Bank (the “Securities Portfolio”). All securities in the Securities Portfolio are owned by the Bank, of record and beneficially, free and clear of all mortgages, liens, pledges, security interests and encumbrances, except as disclosed in Schedule 3.4. The list contained in Schedule 3.4 indicates all entities in which the ownership interest of the Bank represents five percent or more of the issued and outstanding voting securities of the issuer thereof. There are no voting trusts or other agreements or understandings with respect to the voting of the securities held in the Securities Portfolio.
      Section 3.5     Financial Statements. (a) Schedule 3.5(a) contains true and complete copies of the Bank’s (i) audited balance sheets and related statements of income, changes in stockholders’ equity and cash flows, as of and for the years ended December 31, 2003 and 2002, accompanied by the report thereon of Padgett, Stratemann & Co., L.L.P. dated February 6, 2004 (the “Annual Financial Statements”), and (ii) unaudited balance sheets and related statements of income as of and for the nine months ended September 30, 2004 (the “Interim Financial Statements”). The Bank has also furnished to FBC true and complete copies of all Consolidated Reports of Condition and Income filed by the Bank with bank regulatory authorities as of and for each period during the three years ended September 30, 2004 (the “Call Reports”). The Annual Financial Statements, Interim Financial Statements and Call Reports are collectively referred to herein as the “Bank Financial Statements.” The Annual Financial Statements fairly present the financial position of the Bank and the results of its operations at the dates and for the periods indicated therein in conformity with generally accepted accounting principles (“GAAP”) applied consistently during the periods covered thereby. The Interim Financial Statements fairly present the financial position of the Bank and the results of its operations at the dates and for the periods indicated in conformity with GAAP consistently applied during the periods covered thereby, except that the Interim Financial Statements (i) are subject to normal year end adjustments required by GAAP and (ii) omit the footnote disclosure required by GAAP. As of their respective dates, the Call Reports complied with the rules and regulations of applicable federal and state banking authorities and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
      (b) Except as set forth on Schedule 3.5(b), as of the dates of the Bank Financial Statements and as of the date of this Agreement, the Bank did not have any liabilities, fixed or contingent, which are material and are not fully reflected or provided for in the Bank Financial Statements or otherwise disclosed in this Agreement.
      (c) Since September 30, 2004, (i) the business of the Bank has been conducted only in the ordinary course, consistent with prior practices, and (ii) no event, condition or circumstance has occurred which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Bank.
      (d) The Bank has not taken or agreed to take any action, and does not know of any circumstances, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
      Section 3.6     Bank Property. (a) Schedule 3.6 contains a true, correct and complete list of all real property owned or leased by the Bank (the “Bank Real Property”). True, correct and complete copies of all deeds, surveys, title insurance policies and leases for the properties listed on Schedule 3.6 and all mortgages, deeds of trust and security agreements to which such property is subject have been delivered to FBC. The Bank does not own any non-residential other real estate owned (“OREO”) property.

      (b) No lease with respect to any Bank Real Property and no deed with respect to any Bank Real Property contains any restrictive covenant that materially restricts the use, transferability or value of such Bank Real Property. Each of such leases is a legal, valid and binding obligation enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and is in full force and effect; there are no existing material defaults by the Bank or, to the knowledge of the Bank, the other party thereunder, and, to the knowledge of the Bank, there are no allegations or assertions of such by any party under such agreement or any events that with notice lapse of time or the happening or occurrence of any other event would constitute a material default thereunder.
      (c) To the knowledge of the Bank, none of the buildings and structures located on any Bank Real Property, nor any appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any material manner any restrictive covenants or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any Bank Real Property, except for those violations and encroachments which in the aggregate could not reasonably be expected to cause a Material Adverse Effect on the Bank. No condemnation proceeding is pending or, to the Bank’s knowledge, threatened, which would preclude or materially impair the use of any Bank Real Property in the manner in which it is currently being used.
      (d) The Bank has good and marketable title to, or a valid and enforceable leasehold interest in, all Bank Real Property and all improvements thereon, and all personal and intangible properties reflected in the Bank’s unaudited statement of condition dated as of September 30, 2004 (as included in the Interim Financial Statements) or acquired subsequent thereto, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except (i) as noted in the Interim Financial Statements, (ii) statutory liens not yet delinquent, (iii) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held, and (iv) those assets and properties disposed of for fair market value in the ordinary course of business since the date of the Interim Financial Statements.
      (e) All buildings and other facilities used in the business of the Bank are in adequate condition (ordinary wear and tear excepted) and are free from defects which could materially interfere with the current or future use of such facilities consistent with past practices.
      Section 3.7     Environmental Laws. The Bank is and has been in compliance with all terms and conditions of all applicable federal and state Environmental Laws (as hereinafter defined) and permits thereunder except for such noncompliance as would not reasonably be expected to give rise, individually or in the aggregate, to a Material Adverse Effect on the Bank. The Bank (i) has not received any notice of any violation of, or inquiries regarding any violation of, any Environmental Laws, (ii) has not generated, stored, or disposed of any materials designated as Hazardous Materials (as hereinafter defined) under the Environmental Laws, and (iii) is not subject to any claim or lien under any Environmental Laws. No release (as defined at CERCLA, 42 U.S.C. 9601(22), without regard for the exclusions therein mentioned) of Hazardous Materials has occurred at or from any real estate during the term of the ownership, lease or operation thereof by the Bank for which the Environmental Laws required or require notice to any third party, further investigation, or response action of any kind, and no condition exists at any real estate currently owned, leased or operated by the Bank for which the Environmental Laws required or require notice to any third party, further investigation or response action of any kind. The Bank has not directed, controlled or overseen, and has not sought to direct, control or oversee, the management of environmental matters of any borrower or any real estate in which the Bank holds or has held a security interest. To the knowledge of the Bank, no asbestos is now or has been contained in any facility owned by the Bank. No real property currently owned, leased or operated by the Bank is, or has been, an industrial site or a landfill during the tenure of the Bank or, to the knowledge of the Bank, prior to such tenure. The Bank has furnished FBC true and complete copies of all environmental assessments, reports, studies and other similar documents or information in its possession or control relating to each real property presently or formerly owned, leased or operated by the Bank.

      “Environmental Laws,” for purposes of this Section 3.7, means any federal, state or local statute, law, rule, regulation, ordinance, code, written policy or rule of common law, in each case as amended to date, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, or judgment, relating to the environment, human health or safety, or Hazardous Materials, including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. §§ 9601, et seq. (“CERCLA”); the Hazardous Materials Transportation Act, as amended, 49 U.S.C. §§ 5101, et seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. §§ 6901, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §§ 1251, et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601, et seq.; the Clean Air Act, 42 U.S.C. §§ 7401, et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f, et seq.
      “Hazardous Materials,” for purposes of this Section 3.7, means (i) any petroleum or petroleum products, natural gas, or natural gas products, radioactive materials, asbestos, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls (PCBs), and radon gas; (ii) any chemicals, materials, waste or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws; and (iii) any other chemical, material, waste or substance which is in any way regulated by any federal, state or local government authority, agency or instrumentality, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead.
      Section 3.8     Litigation and Other Proceedings. Except as set forth on Schedule 3.8, there are no legal, quasi-judicial or administrative proceedings of any kind or nature now pending or, to the knowledge of the Bank, threatened before any court or administrative body in any manner against the Bank or any of its properties or capital stock. The Bank knows of no basis on which any litigation or proceeding currently pending, or which could be brought against the Bank, could have a Material Adverse Effect on the Bank or which could question the validity of any action taken or to be taken in connection with this Agreement and the transactions contemplated hereby. The Bank is not in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.
      Section 3.9     Taxes. (a) All Returns (as hereinafter defined) required to be filed by or on behalf of the Bank have been duly filed on a timely basis and such Returns are true, complete and correct. All Taxes (as hereinafter defined) shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and all Taxes owed by the Bank which are or have become due have been timely paid in full (whether or not shown on or reportable on such Returns). The Bank has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party. There are no liens on any of the assets of the Bank with respect to Taxes, other than liens for Taxes not yet due and payable.
      (b) No deficiencies for Taxes have been claimed, proposed or assessed by any taxing or other governmental authority against the Bank which have not been settled, closed or reached a final determination. There are no pending audits relating to any Tax liability of the Bank to which the Bank has received notice. The Bank is not a party to any action or proceeding for assessment or collection of Taxes, nor have such events been asserted or, to the knowledge of the Bank, threatened against the Bank or any of its assets. No waiver or extension of any statute of limitations relating to Taxes is in effect with respect to the Bank. No power of attorney has been executed by the Bank with respect to any Tax matters which is currently in force.
      (c) The Bank has disclosed on its federal income tax Returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code. The Bank has not agreed to make, nor is it required to make, any adjustment under Code Section 481(a) by reason of a change in accounting method or otherwise. None of the property of the Bank is subject to a safe-harbor lease (pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986) or is “tax-exempt use property” (within the meaning of Section 168(h) of the Code) or “tax-exempt bond financed property” (within the meaning of Section 168(g)(5) of the Code. The Bank is not a party to any Tax sharing agreement nor does it have any continuing obligations under any prior Tax sharing agreement. The Bank is not, and has not been, a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes.
      (d) As used in this Agreement, the term “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), real property gains taxes, payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the Bank is required to pay, withhold or collect. As used in this Agreement, the term “Returns” shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.
      (e) True and complete copies of the federal income tax returns of the Bank as filed with the Internal Revenue Service (the “IRS”) for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been furnished to FBC. True and complete copies of the Texas Franchise Tax returns of the Bank as filed with the State of Texas for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been furnished to FBC.
      Section 3.10     Contracts. Except as otherwise noted in Schedule 3.10 hereto, the Bank is not a party to or bound by any (i) employment contract (including without limitation any collective bargaining contract or union agreement or agreement with an independent contractor); (ii) bonus, stock option, deferred compensation or profit-sharing, pension or retirement plan or other employee benefit arrangement; (iii) lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee involving annual payments in excess of $20,000; (iv) contract or commitment for capital expenditures in excess of $20,000 for any one project; (v) contract or commitment made in the ordinary course of business for the purchase of materials or supplies or for the performance of services over a period of more than 60 days from the date of this Agreement involving an annual expenditure in excess of $20,000; (vi) contract or option to purchase or sell any real or personal property other than a contract for the purchase of personal property in the ordinary course of business; (vii) contract, agreement or letter with respect to the management or operations of the Bank imposed by any bank regulatory authority having supervisory jurisdiction over the Bank; (viii) agreement, contract or indenture related to the borrowing of money by the Bank; (ix) guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the ordinary course of business; (x) agreement with or extension of credit to any executive officer or director of the Bank or a holder of more than 10% of the Bank Stock, or any affiliate of such person; (xi) agreement or arrangement with any executive officer, director, holder of 10% or more of the Bank Stock or affiliate of such persons for the provision of services or lease of property; (xii) agreement with any executive officer, director, holder of more than 10% of the Bank Stock or affiliate of such person relating to Bank owned life insurance (“BOLI”), (xiii) contracts, other than the foregoing, involving more than $20,000 and not made in the ordinary course of business and not otherwise disclosed in this Agreement or in a schedule attached hereto or (xiv) agreements with school districts, municipalities or other government entities relating to the deposits of such entities with the Bank (items (i) through

(xiv) being collectively referred to as the “Contracts”). The Bank has performed in all material respects all obligations required to be performed by it to date under each of the Contracts and is not in default under, and to the knowledge of the Bank no event has occurred which, with the lapse of time or action by a third party, could result in a default under the Contracts or under any provision of the Articles of Association or Bylaws of the Bank.
      Section 3.11     Fidelity Bonds and Insurance. True and complete copies of all fidelity bonds and insurance policies (including any BOLI) owned or held by, or issued in favor of, the Bank (other than credit-life policies), have been delivered to FBC and are listed on Schedule 3.11 to this Agreement. The coverage, amounts and retention levels of such fidelity bonds and insurance policies are reasonable for the business conducted by the Bank.
      Section 3.12     No Conflict with Other Instruments. The execution and delivery of this Agreement and the Retention Agreements does not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or result in a breach of any provision of the Articles of Association or Bylaws of the Bank, (ii) subject to obtaining the approval of the holders of at least two-thirds of the Bank Stock and all regulatory approvals, violate any provision of, or constitute a default or require any consent or approval under, any law, or any order, writ, injunction or decree of any court or other governmental agency applicable to the Bank or, to the knowledge of the Bank, any other shareholder of the Bank, or (iii) except as otherwise noted on Schedule 3.12 hereto, violate any provision of, or constitute a material default or require any consent or approval under, any contract, agreement or instrument to which the Bank or, to the knowledge of the Bank, any other shareholder of the Bank is a party or by which any of them is bound or constitute an event which, with the lapse of time or action by a third party, could result in a material default under any of the foregoing or result in the creation of any lien, charge or encumbrance upon the assets or properties of the Bank, any shareholder of the Bank or upon the Bank Stock.
      Section 3.13     Compliance with Laws. (a) The Bank is in compliance with all applicable federal, state and local laws, rules, regulations and orders. The Bank has filed all reports, notices, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the TBD, the FDIC and any other regulatory authority having jurisdiction over it, and such reports, notices, registrations and statements were, as of their respective dates, true and correct and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted in the ordinary course of business, no regulatory agency has initiated any proceeding or, to the knowledge of the Bank, investigation into the business or operations of the Bank. There is no unresolved violation, criticism, or exception by any regulatory agency with respect to any report or statement relating to any examinations of the Bank.
      (b) Except for approval of the holders of at least two-thirds of the Bank Stock and approvals of regulatory authorities having jurisdiction over the Bank and as otherwise noted on Schedule 3.12, no prior consent, approval or authorization of, or declaration, filing or registrations with, any person is required to be obtained by the Bank in connection with the execution, delivery and performance by any of them of this Agreement and the Merger.
      Section 3.14     Conduct. Except as listed in Schedule 3.14 hereto, since January 1, 2004, the Bank has not (i) issued or sold any capital stock or corporate debt obligations; (ii) declared or set aside or paid any dividend or made any other distribution in respect of or, directly or indirectly, purchased, redeemed or otherwise acquired any shares of their capital stock; (iii) incurred any obligations or liabilities (fixed or contingent), except obligations or liabilities incurred in the ordinary course of business, or mortgaged, pledged or subjected any of its assets to a lien or encumbrance (other than in the ordinary course of business and other than statutory liens not yet delinquent); (iv) discharged or satisfied any lien or encumbrance or paid any obligation or liability (fixed or contingent), other than accruals, accounts and notes payable included in the Bank Financial Statements, accruals, accounts and notes payable incurred since January 1, 2004 in the ordinary course of business, and accruals, accounts and notes payable incurred as contemplated by this Agreement; (v) sold, exchanged or otherwise disposed of any of its capital assets other than in the ordinary course of business; (vi) made any general or individual wage or salary increase (including increases in directors’ or consultants’ fees), paid any bonus, granted or paid any perquisites such as automobile allowances, financial planning assistance, club memberships or dues or other similar benefits, or instituted any employee welfare, retirement or similar plan or arrangement, except periodic or merit raises, bonuses and allowances approved by the Bank executives or Board of Directors in the ordinary course of business and reflected in the minutes of the Bank, as part of the Bank’s standard practices; (vii) suffered any physical damage, destruction or casualty loss, whether or not covered by insurance, materially and adversely affecting its business, properties or assets; (viii) made any or acquiesced in any change in accounting methods, principles or practices; (ix) entered into any contract, agreement or commitment which obligates the Bank for an amount in excess of $20,000 over the term of any such contract, agreement or commitment other than in the ordinary course of business; or (x) entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of their assets, properties or rights or requiring the consent of any party to the transfer and assignment of any such assets, properties or rights.
      Section 3.15     Reserve for Possible Loan Losses. The reserve for possible loan losses of the Bank as reflected in the Bank’s Call Report for the period ended September 30, 2004 has been calculated in accordance with GAAP as applied to banking institutions and in accordance with all applicable rules and regulations. Such reserve shown on the Bank’s Call Report for the period ended September 30, 2004 is, in the opinion of the Bank’s management, adequate in all respects to provide for all losses, net of recoveries relating to loans previously charged off, on loans outstanding as of that date. At the Effective Time, no material facts relevant to the adequacy of such reserves as of that date shall have been withheld from FBC. Except as disclosed in Schedule 3.15, there are no loans of the Bank that have been classified by bank examiners on the Bank’s most recent examination report as “Other Assets Specially Mentioned,” “Substandard,” “Doubtful” or “Loss.”
      Section 3.16     Employment Relations. The relations of the Bank with its employees is satisfactory. The Bank has not received any formal notice of any controversies with, or organizational efforts or other pending actions by, representatives of its employees nor is there any informal indication of the foregoing occurring. The Bank has complied with all laws relating to the employment of labor with respect to its employees, including any provisions thereof relating to wages, hours, collective bargaining and the payment of worker’s compensation insurance and social security and similar taxes and no person has asserted that the Bank is liable for any arrearages of wages, worker’s compensation insurance premiums or any taxes or penalties for failure to comply with any of the foregoing.
      Section 3.17     Compensation and Benefit Plans. (a) Schedule 3.17(a) contains a complete and accurate list of all employee benefit plans and programs, and bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare and fringe benefit plans, contracts, employment, collective bargaining, retention or severance agreements, written and unwritten, and all similar practices, policies and arrangements in which the Bank has any liability, obligation to, or which is maintained or contributed to by it or which covers any employees, or former employees, consultants or former consultants, officers or former officers, directors or former directors of it, which are now in force or which have been in force during the last three years (the “Compensation and Benefit Plans”). The Bank does not have any commitment to create any additional Compensation and Benefit Plan, to terminate, modify or change (other than as required by law) or not to terminate, modify or change any existing Compensation and Benefit Plan.
      (b) Each Compensation and Benefit Plan is in compliance in all material respects, in form and in administration, with the plan documents and all applicable laws, including, to the extent applicable, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code, the federal securities laws, the Age Discrimination in Employment Act, and any regulations or rules promulgated thereunder, and since January 1, 2000, all material filings, disclosures and notices required by ERISA, the Code, the federal securities laws, the Age Discrimination in Employment Act and any other applicable law with respect to such plans have been timely made. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and is intended to be qualified under Section 401(a) of the Code has received a determination letter from the IRS or, in the case of a “prototype plan,” may rely on a favorable opinion letter from the IRS, and the Bank does not know of any reason why such opinion letter would be revoked, nor knows of any events which could affect the tax-qualified status of such Pension Plan. There is no pending or, to the knowledge of the Bank, threatened legal action, suit or claim relating to any of the Compensation and Benefit Plans. No transaction or omission with respect to any Compensation and Benefit Plan exists that would be a violation of Section 4975 of the Code or Section 502 of ERISA that is not exempt under Code Section 4975 or ERISA Section 502.
      (c) There is no pending investigation or enforcement action by the Department of Labor or the IRS or any other governmental authority with respect to any Compensation and Benefit Plan, nor is there any indication of any such investigation or enforcement action occurring.
      (d) All contributions or insurance premiums required to be made under the terms of any Compensation and Benefit Plan whether or not established under any collective bargaining agreement to which the Bank or any entity, trade or business that is a member of a controlled group described in Section 414(b), (c), (n) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the Bank (“ERISA Affiliate”) is a party have been timely made or will be timely made prior to the Effective Time. No event has occurred or circumstances exist that could result in an increase in premium cost of Compensation and Benefit Plans that are insured, or an increase in benefit costs of Compensation and Benefit Plans that are self-funded.
      (e) With respect to any Pension Plan (except for any “multiemployer plan” as defined in Section 3(37) of ERISA) which is subject to Title IV of ERISA (“Title IV Plan”): (i) the Bank and each ERISA Affiliate have satisfied the minimum funding standard, and has made all contributions required, under ERISA Section 302 and Section 412 of the Code; (ii) the Bank and each ERISA Affiliate have paid all amounts due to the PBGC pursuant to ERISA Section 4007; (iii) neither the Bank nor any ERISA Affiliate has filed a notice of intent to terminate any Title IV Plan or has adopted any amendment to treat a Title IV Plan as terminated, and the PBGC has not instituted proceedings to treat any Title IV Plan as terminated; (iv) no event has occurred or circumstance exists that may constitute grounds under ERISA Section 4042 for the termination of, or the appointment of a trustee to administer, any Title IV Plan; (v) no accumulated funding deficiency, whether or not waived, exists with respect to any Title IV Plan, and no event has occurred or circumstance exists that may result in an accumulated funding deficiency as of the last day of the current plan year of any such Title IV Plan; (vi) the actuarial report for each Title IV Plan of the Bank and each ERISA Affiliate fairly presents the financial condition and the results of operations of each such Title IV Plan in accordance with US GAAP; (vii) since the last valuation date for each Title IV Plan of the Bank and each ERISA Affiliate, no event has occurred or circumstance exists that would increase the amount of benefits under any such Title IV Plan or that would cause the excess of Title IV Plan assets over benefit liabilities (as defined in ERISA Section 4001) to decrease, or the amount by which benefit liabilities exceed assets to increase; (viii) no reportable event (as defined in ERISA Section 4043 and in regulations issued thereunder) has occurred; and (ix) there are no facts or circumstances that may give rise to any liability of the Bank, any ERISA Affiliate, FBC or their affiliates to the PBGC under Title IV of ERISA.
      (f) There is no “employee benefit plan” within the meaning of Section 3(3) of ERISA sponsored, maintained or contributed to by an ERISA Affiliate which could reasonably be expected to cause any liability for the Bank, FBC or their affiliates.
      (g) The Bank does not have any obligation to provide retiree health or life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code and Sections 601-609 of ERISA. There has been no written or oral communication to employees or former employees by the Bank that promises or guarantees such employees or former employees retiree health or life insurance or other retiree death benefits on a permanent basis. The Bank may terminate or amend any Compensation and Benefit Plan in which the Bank’s or its affiliates’ employees or former employees participate at any time without incurring any liability thereunder. The plan administrator of each Compensation and Benefit Plan in which such employees or former employees participate has the sole discretion to construe and interpret the terms of such plan.
      (h) The Bank does not maintain any Compensation and Benefit Plans covering foreign employees.
      (i) With respect to each Compensation and Benefit Plan, if applicable, the Bank has delivered to FBC true, correct and complete copies of (i) Compensation and Benefit Plan documents and all amendments thereto, (ii) trust instruments and insurance contracts, (iii) Forms 5500 filed with the IRS for the last three plan years and accompanying schedules, if any, (iv) the most recent summary plan description and any other communication to employees regarding such benefits, including employee booklets, (v) the most recent opinion letter issued by the IRS, and (vi) the three most recent annual financial and actuarial reports, if any.
      (j) Except as set forth on Schedule 3.17(j), the consummation of the Merger as contemplated by this Agreement will not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) (i) result in the vesting or acceleration of the payment of any benefits under any Compensation and Benefit Plan, (ii) result in any increase in benefits payable or compensation payable to a participant or service provider under any Compensation and Benefit Plan, (iii) result in the payment of any severance separation benefit, or (iv) result in a breach or violation of any Compensation and Benefit Plan.
      (k) The Bank does not maintain any compensation plans, programs or arrangements in which their employees or former employees participate, the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.
      (l) As a result, directly or indirectly, of the Merger as contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), none of FBC, Franklin or the Bank will be obligated to make a payment that would be characterized as a “parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code), without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.
      (m) Neither the Bank nor any ERISA Affiliate is a party to, nor has it ever made any contribution to or otherwise incurred or could incur any obligation under, any “multiemployer plan,” as defined in Section 3(37) of ERISA.
      (n) There has been no written or oral communication or amendment to a Compensation and Benefit Plan by the Bank or any ERISA Affiliate relating to or changing the participation or coverage under any such plan in which any of their employees or former employees participate which would increase the expense of maintaining such plan above the level of expense incurred with respect to that plan for the most recent fiscal year included in the Bank Financial Statements.
      (o) There are no voluntary employee benefit associations related to any Compensation and Benefit Plan under Section 501(c)(9) of the Code.
      (p) Except as listed on Schedule 3.17(p), there are no guaranteed investment contracts or other funding contracts with any insurance company that are held by a Compensation and Benefit Plan of the Bank.
      (q) Neither the Bank nor any of its subsidiaries, directly or indirectly, maintains any loan (or equivalent thereof) to or for any of its directors, executive officers or employees, other than employee expense advances in the ordinary course of business.
      (r) All Compensation and Benefit Plans may be terminated or amended prior to or after the Closing Date, except that the following Compensation Agreements between the Bank and the individuals listed below shall not be terminated and shall be maintained by FBC and/or Franklin Bank for the benefit of such individuals and their beneficiaries, in accordance with the terms of such Compensation Agreements, as they may have been amended from time to time prior to the date of this Agreement: (i) Freddie R. Miller (Compensation Agreement dated January 15, 1991); (ii) Harold Samuelson (Compensation Agreement dated January 15, 1991); (iii) Edwin O. Lundgren, Jr. (Compensation Agreement dated January 15, 1991); (iv) Wallace H. Cardwell, DVM (Compensation Agreement dated January 15, 1991); and (v) Ernest F. Bogart (Compensation Agreement dated August 1, 1995)(collectively hereinafter referred to as the “Deferred Compensation Agreements”). Notwithstanding anything in this Agreement to the contrary, on or at any time after the Closing Date, FBC or Franklin Bank may amend the Deferred Compensation Agreements referred to in this Section 3.17(r) in order to satisfy the requirements of Section 409A of the Code and the corresponding Treasury regulations, as determined to be necessary by FBC or Franklin Bank. No such amendment shall remove any grandfathered right or benefit (as permitted under Code Section 409A) or cause the participants in such Deferred Compensation Agreements to accelerate recognition of income or to suffer any tax penalties as set forth in Code Section 409A(a)(1).
      Section 3.18     Loans. The Bank has delivered to FBC a true, correct and complete list, in digital and paper form and as of September 30, 2004, of all loans of the Bank showing for each loan thereon the account number and the outstanding principal balance due (the “Loan Schedule”). All loans listed on the Loan Schedule, and all currently outstanding loans of the Bank (together, the “Loans”), including any renewals and extensions of any Loan, were solicited, originated and currently exist in compliance with all applicable requirements of federal and state law and regulations promulgated thereunder. The Loans are adequately documented and each note evidencing a Loan or credit agreement or security instrument related to a Loan constitutes a valid and binding obligation of the obligor thereunder, enforceable in accordance with the terms thereof, except where the failure thereof, individually or in the aggregate, would not have a Material Adverse Effect on the Bank. There are no oral modifications or amendments or additional agreements related to the Loans that are not reflected in the Bank’s records, no claim or defense as to the enforcement of any Loan has been asserted, and the Bank is not aware of any acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense, except where such claim would not have, either individually or in the aggregate, a Material Adverse Effect on the Bank.
      Section 3.19     SEC Status; Securities Issuances. The Bank is not and has not been subject to the reporting provisions of Section 12 or 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or the rules and regulations of the SEC promulgated under the Exchange Act, other than anti-fraud provisions of the Exchange Act. All issuances of securities by the Bank were conducted in compliance with the provisions of all applicable securities laws and regulations.
      Section 3.20     Brokers and Finders. Neither the Bank nor any of the officers, directors or employees of the Bank has employed any broker, finder, financial advisor or investment banker or incurred any liability for any brokerage, finders’, financial advisory, investment banking or other fees or commissions in connection with the transactions contemplated herein, other than a financial advisory fee in an amount up to $18,000 from Alex Sheshunoff & Co.
      Section 3.21     Community Reinvestment Act. The Bank is in compliance with the Community Reinvestment Act (12 U.S.C. § 2901 et seq.) (the “CRA”) and all regulations promulgated thereunder, and the Bank has supplied FBC with copies of the Bank’s current CRA Statement, all letters and written comments received by the Bank since January 1, 2002 pertaining thereto and any responses by the Bank to such comments. The Bank has a rating of “satisfactory” as of its most recent CRA compliance examination and the Bank knows of no reason why it would not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination or why the Department, the TBD, the OTS or the FDIC may seek to restrain, delay or prohibit the Merger as a result of any act or omission of the Bank under the CRA.
      Section 3.22     Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act. The Bank is in compliance with the Fair Housing Act (42 U.S.C. § 3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. § 2801 et seq.) and the Equal Credit Opportunity Act (15 U.S.C. § 1691 et

seq.) and all regulations promulgated thereunder. Since January 1, 2001, the Bank has not received any notices of any violation of such acts or any of the regulations promulgated thereunder, and it has not received any notice of, and does not have any knowledge of, any threatened administrative inquiry, proceeding or investigation with respect to its compliance with such laws.
      Section 3.23     Usury Laws and Other Consumer Compliance Laws. All loans of the Bank have been made in compliance with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including without limitation, the Texas usury statutes as they are currently interpreted, Regulation Z (12 C.F.R. § 226 et seq.) issued by the Federal Reserve Board, the Federal Consumer Credit Protection Act (15 U.S.C. § 1601 et seq.), the Texas Consumer Credit Code (Tex. Rev. Civ. Stat. Ann. art. 5069-2.01, et seq.) and all statutes governing the operation of Texas state banks. Each Loan was made by the Bank in the ordinary course of its lending business.
      Section 3.24     Bank Secrecy Act; USA PATRIOT Act. The Bank is in compliance with the Bank Secrecy Act (12 U.S.C. §§ 1730(d) and 1829(b)) and all regulations promulgated thereunder, and the Bank has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts. The Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including, but not limited to, any requisite Custom Reports required by any agency of the United States Treasury Department, including but not limited to the IRS. The Bank is in compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, and all regulations promulgated thereunder.
      Section 3.25     Zoning and Related Laws. All real property leased or operated by the Bank and the use thereof complies with all applicable laws, ordinances, regulations, orders or requirements, including without limitation, building, zoning and other laws.
      Section 3.26     Securities Activities of Employees. The Bank (and in the conduct of the Bank’s operations, each of its officers, employees and agents) are now, and at all times in the past have been, in compliance with all applicable federal and state securities laws and any regulations promulgated thereunder. The Bank and its officers, employees and agents have complied with, and currently hold, all necessary licenses and permits required under any federal or state securities law or regulation to conduct any securities activities in which the Bank or its officers, employees, or agents are now engaged or have been engaged in the past.
      Section 3.27     Regulatory Approvals. The Bank does not have any reason to believe that it will not be able to obtain all requisite regulatory and other approvals or consents which it is required to obtain in order to consummate the Merger.
      Section 3.28     Shareholders’ List. Schedule 3.28 hereto contains a true, correct and complete list of the holders of shares of Bank Stock containing their names, addresses and number of shares held of record, which shareholders’ list is in all respects complete and accurate.
      Section 3.29     Books and Records. (a) The minute books and stock ledgers of the Bank that have been made available to FBC, its representatives or affiliates constitute all of the minute books and stock ledgers of the Bank and contain a complete and accurate record of all actions of its shareholders and its Board of Directors (and any committees thereof). All personnel files, reports, feasibility studies, environmental assessments and reports, strategic planning documents, financial forecasts, deeds, leases, lease files, land files, accounting and tax records and all other records that relate to the business and properties of the Bank that have been requested in writing by FBC have been made available to FBC, its representatives or affiliates, and are located at the offices of the Bank in Elgin, Texas.
      (b) The Bank makes and keeps books, records and accounts which, in reasonable detail and in all material respects, accurately and fairly reflect its transactions in and dispositions of its assets and securities and maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary (A) to permit the preparation of financial statements in conformity with GAAP consistently applied and any other criteria applicable to such statements, and (B) to maintain accountability for assets; (iii) access to the assets of the Bank is permitted only in accordance with management’s general or specific authorizations; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
      (c) The Bank maintains a process designed by, or under the supervision of, the Bank’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Bank’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions in and dispositions of the assets of the Bank, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Bank’s financial statements in accordance with GAAP, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the Bank’s financial statements.
      Section 3.30     Deposit Summary. Attached hereto as Schedule 3.30 is a summary of the amounts and types of the deposits held by the Bank as of September 30, 2004 and the weighted average interest rates being paid thereon as of such date (the “Deposit Summary”). The Deposit Summary was prepared by the Bank from the books and records of the Bank in the ordinary course of business and the information contained therein is true, complete and correct as of the date thereof.
      Section 3.31     Privacy Laws. The Bank is in compliance with all laws applicable to it pertaining to privacy of consumer and depositor information, including without limitation, Title V of the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Electronic Funds Transfer Act, the Right of Financial Privacy Act and the Children’s Online Privacy Protection Act.
      Section 3.32     Proxy Statement. None of the information relating to the Bank contained in (i) a proxy statement (including any amendment or supplement thereto) to be prepared by the Bank in accordance with the Bank’s Articles of Association, Bylaws and applicable law (the “Proxy Statement”) and mailed to the Bank’s shareholders in connection with the solicitation of proxies by the Board of Directors of the Bank for use at a special meeting of the Bank’s shareholders to be called to consider the Merger, this Agreement and the transactions contemplated hereby (the “Bank Shareholder Meeting”) will, at the date of mailing to the Bank’s shareholders and at the time of the Bank Shareholder Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) a Registration Statement on Form S-4 (including any prospectus contained therein) to be filed with the SEC by FBC for the purpose of registering the shares of FBC Stock to be issued in exchange for shares of Bank Stock pursuant to this Agreement (the “Registration Statement”) will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act of 1933, as amended (“Securities Act”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
      Section 3.33     TBCA Part Thirteen. Prior to the date of this Agreement, the Board of Directors of the Bank has taken all action necessary to exempt under or make not subject to the provisions of Part Thirteen of the TBCA and any other applicable state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares: (i) the execution of this Agreement and the Voting Agreements (as hereinafter defined), (ii) the Merger, and (iii) the transactions contemplated by this Agreement and the Voting Agreements.
      Section 3.34     Disclosure. Except as expressly set forth in this Article III and as and to the extent set forth in other sections of this Agreement or in the other agreements and instruments delivered or to be delivered pursuant to this Agreement, the Bank makes no representations or warranties, express or implied. The representations and warranties of the Bank contained in this Agreement and the other agreements and instruments delivered or to be delivered pursuant to this Agreement do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Agreement, in light of the circumstances under which they were made, not misleading. The schedules delivered pursuant to this Article III and elsewhere in this Agreement, which have been delivered concurrently with the execution and delivery of this Agreement, are true and correct and contain no untrue statements of material fact or omit any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF FBC
      FBC represents and warrants to the Bank as follows:
      Section 4.1     Organization. (a) FBC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. FBC has the corporate power and authority to own, lease and operate its properties, to engage in the business and activities now conducted by it and to enter into this Agreement. FBC is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on FBC. True and complete copies of the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of FBC have been made available to the Bank.
      (b) Franklin Bank is a Texas state savings bank duly organized, validly existing and in good standing under the laws of the State of Texas. Franklin Bank is an “insured depositary institution” as defined in the Federal Deposit Insurance Act.
      Section 4.2     Capitalization. (a) As of September 30, 2004, the authorized capital stock of FBC consisted of (i) 35,000,000 shares of common stock, $.01 par value per share (the “FBC Stock”), of which 21,225,263 shares were issued and outstanding, (ii) 5,000,000 shares of preferred stock, $.01 par value, none of which are issued and outstanding. All of the issued and outstanding shares of FBC Stock have been duly authorized and are validly issued, fully paid and non-assessable, and none were issued in violation of the preemptive rights of any person, or in violation of any applicable federal or state securities laws. Except as disclosed in the FBC Reports (as hereinafter defined), there are no existing options, warrants, calls, convertible securities or commitments of any kind obligating FBC.
      (b) The FBC Stock is a class of stock registered pursuant to Section 12(g) of the Exchange Act. The Stock Consideration, when issued in accordance with the terms of this Agreement, will be authorized for trading in the Nasdaq National Market System (“NNM”).
      (c) None of the shares of FBC Stock to be issued pursuant to this Agreement will be when issued subject to any lien, charge, encumbrance, claim, rights of others, mortgage, pledge or security interest created by FBC, and none will be subject to any agreements or understandings among any persons with respect to the voting or transfer of such shares of FBC Stock, except for restrictions imposed by applicable securities laws and as contemplated hereby. The shares of FBC Stock to be issued pursuant to this Agreement, when issued in accordance with the terms and conditions of this Agreement, will be validly issued, fully paid and non-assessable, and will not have been issued in violation of the preemptive rights of any person or, assuming that the representation and warranties of the shareholders of the Bank contained in their respective Letters of Transmittal are true, in violation of the registration provisions of applicable federal or state securities laws.
      Section 4.3     Approvals; Authority. (a) The Board of Directors (or a duly authorized committee of the Board of Directors) of FBC has approved this Agreement and the matters contemplated herein. FBC has full corporate power and authority to execute and deliver this Agreement and the Retention Agreements and to consummate the transactions contemplated hereby and thereby. No further corporate proceedings of FBC are needed to execute and deliver this Agreement and consummate the Merger. This Agreement has been authorized, duly executed and delivered by FBC and is a legal, valid and binding agreement of FBC enforceable against FBC in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.
      (b) The Board of Directors of Franklin Bank has approved this Agreement and the matters contemplated thereby. BK2 Holdings, Inc., in its capacity as sole shareholder of Franklin Bank, has approved this Agreement. Franklin Bank has full corporate power and authority to execute and deliver this Agreement and the Retention Agreements and to consummate the transactions contemplated hereby and thereby. No further corporate proceedings of Franklin Bank or BK2 Holdings, Inc. are needed to execute and deliver this Agreement and consummate the Merger. This Agreement has been duly authorized, executed and delivered by Franklin Bank and is a legal, valid and binding agreement of Franklin Bank enforceable against it in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors rights generally and general equitable principles.
      (c) At the Closing, all other agreements, documents and instruments to be executed and delivered by FBC or Franklin Bank which are referred to herein or contemplated hereby will have been duly executed and delivered by such entity, and will constitute the legal, valid and binding obligation of such entity, enforceable against such entity in accordance with their respective terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.
      Section 4.4     No Conflict With Other Instruments. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, will conflict with or result in a breach of any provision of the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws of FBC or the Articles of Incorporation or Bylaws of Franklin Bank. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, subject to obtaining all required regulatory approvals, will not violate any provision of, or constitute a material default or require any consent or approval under, any law, or any order, writ, injunction or decree of any court or other governmental agency, or any contract, agreement or instrument to which FBC is a party or by which it is bound or constitute an event which, with the lapse of time or action by a third party, could result in a material default under any of the foregoing or result in the creation of any lien, charge or encumbrance upon the assets or properties of FBC.
      Section 4.5     Litigation and Other Proceedings. There are no legal, quasi-judicial or administrative proceedings of any kind or nature now pending or, to the knowledge of FBC, threatened before any court or administrative body in any manner against FBC or any of its properties or capital stock, which could reasonably be expected to have a Material Adverse Effect on FBC. FBC knows of no basis on which any litigation or proceeding could be brought which could reasonably be expected to have a Material Adverse Effect on FBC or which could question the validity of any action taken or to be taken in connection with this Agreement and the transactions contemplated hereby. FBC is not in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.
      Section 4.6     SEC Reports. Since December 31, 2003, FBC has filed all reports and statements, together with any required amendments thereto, that it was required to file with the SEC. All such reports and statements filed with the SEC are collectively referred to herein as the “FBC Reports.” As of their respective dates, the FBC Reports complied in all material respects with all the rules and regulations promulgated by the SEC, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      Section 4.7     FBC Financial Statements. The consolidated balance sheets of FBC as of December 31, 2003 and 2002 and related consolidated statements of operations, stockholders’ equity and cash flows for the two years ended December 31, 2003, together with the notes thereto, certified by Deloitte & Touche LLP and included in FBC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 as filed with the SEC, and the unaudited consolidated balance sheet of FBC as of September 30, 2004 and the related unaudited consolidated statements of operations and cash flows for the three months then ended contained in FBC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as filed with the SEC have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly (subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of FBC and its subsidiaries at the dates and the consolidated results of operations, changes in financial position and cash flows of FBC and its subsidiaries for the periods stated therein. Since September 30, 2004, no event, condition or circumstance has occurred which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on FBC. FBC has not taken or agreed to take any action, and, assuming the completion of the conversion of BK2 Holdings, Inc. into a Delaware limited liability company prior to the Effective Date, does not know of any circumstances, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
      Section 4.8     Compliance With Laws. FBC and its subsidiaries have, to their knowledge, complied with all laws except for such noncompliance which would not have a Material Adverse Effect upon FBC.
      Section 4.9     Financing. FBC has, or at the Closing will have, sufficient cash on hand which is uncommitted as to any other use, or a credit facility with sufficient availability, to pay the Cash Consideration.
      Section 4.10     Registration Statement. None of the information relating to FBC presented or incorporated by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date of mailing thereof to the Bank’s shareholders and at the time of the Bank Shareholder Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.
      Section 4.11     Disclosure. Except as expressly set forth in this Article IV and as and to the extent set forth in other sections of this Agreement or in the other agreements and instruments delivered or to be delivered pursuant to this Agreement, FBC makes no representations or warranties, express or implied. The representations and warranties contained in this Agreement and the other agreements and instruments delivered or to be delivered pursuant to this Agreement do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article IV, in light of the circumstances under which they were made, not misleading.
ARTICLE V.
COVENANTS OF THE BANK PENDING THE EFFECTIVE TIME
      From the date hereof until the Effective Time, the Bank covenants and agrees with FBC as follows:
      Section 5.1     Shareholder Approval and Best Efforts. (a) The Bank shall take all action in accordance with applicable law and the Articles of Association of the Bank and the Bylaws of the Bank (including without limitation the preparation, printing and mailing of the Proxy Statement for use in soliciting the approval of the Merger, this Agreement and the transactions contemplated hereby by the holders of the Bank Stock) necessary to duly call, give notice of, convene and hold Bank Shareholder Meeting on the earliest practicable date determined in consultation with FBC to consider and vote upon approval of the Merger, this Agreement and the transactions contemplated by this Agreement. The Bank shall cause its Board of Directors to solicit the approval of the Merger, this Agreement and the transactions contemplated by this Agreement, by the holders of the Bank Stock. The Bank shall, through the Board of Directors of the Bank, recommend to the holders of Bank Stock the approval and adoption of this Agreement, and the approval of the Merger and the transactions contemplated by this Agreement, and shall not withdraw, amend or modify in a manner adverse to FBC the recommendation of the Board of Directors of the Bank. The Bank shall ensure that the Bank Shareholder Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Bank Shareholder Meeting are solicited, in compliance with all applicable laws. Without limiting the generality of the foregoing, (i) the Bank agrees that its obligation to duly call, give notice of, convene and hold the Bank Shareholder Meeting, as required by this Section 5.1, shall not be affected by the commencement, public proposal, public disclosure or communication to the Bank of any Acquisition Transaction (as hereinafter defined).
      (b) The Bank will take all reasonable action to aid and assist in the consummation of the Merger and the transactions contemplated hereby, and will use its best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the matters contemplated by this Agreement, including without limitation such actions which are necessary, proper or advisable in connection with filing applications with, or obtaining approvals or waivers from, all regulatory authorities having jurisdiction over the matters contemplated by this Agreement or the Merger, including any applications, notices or waiver requests with the Department, the TBD, the OTS, and the FDIC. The Bank shall use its best efforts to obtain or cause to be obtained consents of all third parties necessary to permit the Bank to consummate the transactions contemplated herein. The Bank shall use its commercially reasonable efforts to assist FBC as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of FBC Stock in connection with the Merger.
      Section 5.2     Information for Applications and Registration Statement. (a) To the extent permitted by law, the Bank will furnish FBC with all information concerning the Bank and it shareholders required for inclusion in (i) any application, statement, document or notice to be made or filed by FBC with any federal or state regulatory or supervisory authority in connection with the matters contemplated by this Agreement (the “FBC Applications”) and (ii) any filings with the SEC, including the Registration Statement and the Prospectus, and any applicable state securities authorities. All information so furnished shall, to the knowledge of the Bank, at the time such information is furnished, be true and correct in all material respects and will not omit any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that information as of a later date shall be deemed to modify information as of an earlier date.
      (b) Any financial statement for any fiscal year provided under this Section 5.2 must include the audit opinion and consent of Padgett Stratemann & Co., L.L.P. to use such opinion in the Registration Statement. Any interim quarterly financial information provided under this Section 5.2 must have been reviewed by Padgett Stratemann & Co., L.L.P. in accordance with generally accepted auditing standards and the Bank must provide FBC with a copy of such review report.
      (c) The Bank will indemnify and hold harmless FBC from and against any and all losses, claims, damages, expenses or liabilities to which it may become subject under applicable laws, rules and regulations or otherwise, including expenses incurred in enforcing the rights granted under this Section 5.2 against the Bank, and will reimburse FBC for any legal or other expenses reasonably incurred by it in connection with investigating, defending or prosecuting any actions whether or not resulting in liability, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the FBC Applications, Registration Statement or the Prospectus or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statements therein not misleading, but only insofar as such statement or omission was made in reliance upon and in conformity with information furnished in writing by the Bank for use therein.

      Section 5.3     Confidentiality; Nonsolicitation. (a) The Bank shall not, before or after the consummation or termination of this Agreement, directly or indirectly disclose any confidential information acquired from FBC, either before or after this Agreement, to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, other than in connection with the regulatory notice and application process or, after termination of this Agreement pursuant to Section 11.1 hereof, use such information for their own purposes or for the benefit of any person, firm, corporation, association, or other entity under any circumstances. All information previously or hereafter furnished by FBC in connection with the transactions contemplated by this Agreement or pursuant hereto shall be treated as the sole property of FBC whether or not the transactions contemplated hereby are consummated. If the transactions contemplated hereby shall not occur, the Bank shall either destroy or return to FBC all documents and other materials containing, reflecting or referring to such information, shall use their best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes. The obligation to keep such information confidential shall continue for two years from the date the proposed transactions are abandoned.
      (b) In the event that this Agreement is terminated, for a period of two years from such termination the Bank agrees that it will not, without the prior approval of FBC, directly or indirectly solicit for employment or hire any current officer or senior manager of FBC or Franklin Bank on the date the Agreement is terminated; provided, however, that the foregoing shall not apply to (i) the use of an independent employment agency (so long as the agency was not directed to solicit a particular individual or class of individuals that could only be satisfied by employees of FBC or Franklin Bank as of the date the Agreement is terminated) or (ii) the use of a general solicitation (such as advertisements) not specifically directed to employees of FBC or Franklin Bank.
      Section 5.4     Operations. (a) From and after the date of this Agreement to the Effective Date, unless earlier terminated as provided in Section 11.1, the Bank shall (i) conduct business in substantially the same manner as it has been previously conducted and in accordance with prudent business and banking practices, including without limitation maintaining the ratio of the reserve for loan losses to total loans outstanding at the Bank at all times in a manner that is consistent in form and substance with the practices of the Bank prior to the date of this Agreement, (ii) maintain and keep its properties in as good repair and condition as at present, except for deterioration due to ordinary wear and tear and damage due to casualty, (iii) maintain in full force and effect insurance and fidelity bonds comparable in amount and scope of coverage to that currently maintained, and obtain an extended reporting period, not to exceed three years, under the Bank’s existing directors’ and officers’ liability insurance policy for purposes of covering actions occurring prior to the Effective Time; provided, that the cost of such coverage may not exceed $12,222; (iv) perform all of its material obligations under contracts, leases and agreements relating to or affecting its assets, properties and business except such obligations as they may in good faith reasonably dispute, (v) use its best efforts to maintain and preserve its business organizations and present employees and maintain all relationships with depositors and customers, (vi) comply with and perform all material obligations and duties imposed by all federal, state and local laws, rules, regulations and orders imposed by federal, state or local governmental authorities, (vii) take any and all actions, on or simultaneously with the Closing, necessary to amend its Articles of Association or Bylaws in any manner which FBC, in its reasonable discretion, shall deem necessary, proper or advisable, (viii) make no alteration in the manner of maintaining its books, accounts or records, or in the accounting practices relating to their business, properties or assets, except with the prior written approval of FBC, (ix) notify FBC immediately upon commencement of any compliance, safety and soundness, or other examination conducted by the FDIC or TBD, (x) take any and all actions, prior to the Closing, necessary to terminate (1) the Bank’s fed funds guideline with availability of up to $1,500,000 pursuant to a letter agreement with JPMorgan Chase Bank dated June 14, 2004 and (2) the Bank’s fed funds guideline with availability of up to $2,500,000 pursuant to a letter agreement with Compass Bank dated June 22, 2004, (xi) promptly give written notice to FBC upon obtaining knowledge of the occurrence of any event or the failure of any event to occur or the existence of any circumstance that would cause (A) a breach of any covenant, condition or agreement contained herein or (B) any of its representations or warranties to be untrue or misleading in any material respect, and (xii) continue to solicit deposits, maintain deposits and operate its deposit gathering procedures consistent with existing procedures.
      (b) The Bank will not, without the prior written consent of FBC, (i) permit any amendment or change to be made to its Articles of Association or Bylaws, (ii) take any action described or do any of the things listed in Section 3.14 hereof, (iii) enter into or amend any contract, agreement or other instrument of any of the types listed in Section 3.10 hereof, (iv) undertake any additional borrowings with a term in excess of 90 days, (v) modify any outstanding loan, make any new loan, or acquire any loan participation, unless such modification, new loan or participation is made in the ordinary course of business, consistent with existing practices and in compliance with the provisions of Section 5.4(c), (vi) make any material change in its accounting methods or practices, (vii) take any action or fail to take any action that would result in any of its representations and warranties contained in Article III of this Agreement not being true and correct at the Effective Time, (viii) make any change in policies respecting extensions of credit or loan charge-offs, (ix) change reserve requirement policies, (x) change securities portfolio policies, (xi) take any action with respect to the closing of any branches, (xii) make any changes in the titles, salaries, bonuses or other compensation of any employee, officer or director, (xiii) issue any shares of capital stock, (xiv) adjust, split, combine or reclassify any capital stock, (xv) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, (xvi) issue any options to purchase shares of capital stock, (xvii) compromise and settle any pending or threatened litigation, or (xviii) agree to do any of the foregoing.
      (c) In order to facilitate continuing due diligence by FBC of the Bank, and in order to facilitate the integration of the operations of the Bank with those of FBC and Franklin Bank after the Merger, FBC may designate one or more representatives, any one of whom will be allowed to attend as an invited guest and fully monitor all regular and special meetings of the Board of Directors of the Bank and all loan, audit and investment committees of the Bank. The Bank shall not make any loan, modify any existing loan or purchase any loan participation having a principal balance in excess of $250,000 (except for renewals of performing, nonclassified loans made in the ordinary course of business) if the representative of FBC objects to such action. The FBC representative may be excluded from portions of meetings of the Board of Directors or the loan or investment committee during which there will be discussed (i) matters involving this Agreement or any proposed Acquisition Transaction, (ii) information or material which is required to be kept confidential under applicable laws or regulations, or (iii) pending or threatened litigation or investigations if, in the opinion of counsel to the Bank, the presence of such representative would adversely affect the confidential nature of or any privilege relating to any matters to be discussed. No attendance by representatives of FBC at any meetings pursuant hereto or knowledge gained or deemed to have been gained by virtue of such attendance will affect any of the representations and warranties of the Bank made in this Agreement. FBC agrees that all information obtained from the Bank pursuant hereto will be held in accordance with the provisions of Section 6.3 of this Agreement.
      (d) If requested by FBC, the Bank will take all action necessary or required to terminate or amend, in a manner satisfactory to FBC, all qualified pension and welfare benefit plans and all non-qualified benefit plans and compensation arrangements on the day immediately preceding the Effective Date.
      Section 5.5     Access to Properties and Records. To the extent permitted by law, the Bank will afford the executive officers and authorized representatives (including legal counsel, accountants and consultants) of FBC access during normal business hours to the properties, personnel, books and records of the Bank in order that FBC may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the Bank; provided, that such investigations shall be conducted in a manner so as not to unreasonably interfere with the operations of the Bank, and the officers of the Bank will furnish FBC with such additional financial and operating data and other information as to the business and properties of the Bank as FBC shall, from time to time, request; and provided further, that no such investigation or the knowledge obtained as a result of such investigation shall affect in any way the representations and warranties of the Bank contained in this Agreement or limit in any way the right of FBC to make any claim under this Agreement. As soon as practicable after they become available, the Bank will deliver or make available to FBC all unaudited financial statements prepared for the internal use of the Board of Directors of the Bank and all Call Reports filed by the Bank with the TBD or the FDIC after the date of this Agreement. All such financial statements shall be prepared in accordance with GAAP (excluding the notes thereto) applied on a basis consistent with previous accounting periods. In the event of the termination of this Agreement, FBC will return to the Bank all documents and other information obtained pursuant hereto, including all copies thereof, and will keep any information obtained pursuant to this Agreement confidential in accordance with Section 6.3 of this Agreement.
      Section 5.6     Additional Agreements. (a) The Bank will, immediately after the execution of this Agreement, deliver to FBC Voting Agreements substantially in the form of Exhibit B to this Agreement (each a “Voting Agreement”) executed as of the date hereof by members of the Board of Directors and officers of the Bank who, in the aggregate, have sole voting power with respect to not less than 31.25% of the outstanding Bank Stock as of the date hereof.
      (b) The Bank will, contemporaneously with the execution of this Agreement, deliver to FBC Retention Agreements executed by the Bank and each of Michael R. Davis and Jeff Carter in the forms attached as Exhibit C-1 and Exhibit C-2 to this Agreement, respectively (the “Retention Agreements”).
      (c) The Bank will, contemporaneously with the execution of this Agreement, deliver to FBC Noncompetition Agreements in the form attached as Exhibit D to this Agreement (each a “Noncompetition Agreement”) executed as of the date hereof by each member of the Board of Directors of the Bank who executed a Voting Agreement and is not a party to a Retention Agreement.
      Section 5.7     Standstill Provision. Neither the Bank nor any of its directors, officers, agents or representatives shall directly or indirectly take any action to solicit, initiate, encourage or facilitate the making of any inquiries with respect to, or provide any information to, conduct any assessment of or negotiate with any other party with respect to any proposal which could reasonably be expected to lead to (i) a merger, consolidation, acquisition, statutory share exchange or similar transaction involving the Bank, (ii) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of the Bank representing ten percent or more of the assets of the Bank, or (iii) the issuance, sale or other disposition (including by way of merger, consolidation, statutory share exchange or otherwise) of securities representing ten percent or more of the voting power of the Bank. The Bank agrees to notify FBC immediately of any unsolicited inquiries or proposals for any of the foregoing transactions and provide reasonable detail as to the identity of the person making such proposal and the nature of such proposal.
      Section 5.8     Accruals. Immediately prior to the Effective Date and after consultation with FBC, the Bank will, consistent with GAAP, make such changes and modifications to its loan, accrual and reserve policies and practices (including loan classification and allowance for credit losses levels) and other accounting policies and practices as FBC shall reasonably request to bring such policies and practices into conformity with those followed by Franklin Bank, including appropriate increases in its allowance for credit losses; provided that the effect of any action taken pursuant to this Section 5.8 shall not constitute a breach of any representation or warranty contained in Article III or constitute a failure to satisfy any condition for closing contained in Article VIII.
      Section 5.9     Press Releases. The Bank will not, directly or indirectly, whether through its employees representatives or otherwise, without the prior approval of FBC, issue or permit to be issued any press release, written statement for general circulation or media interview relating to this Agreement or the Merger except as otherwise required by applicable law or regulation, and then only after making reasonable efforts to notify FBC in advance.
      Section 5.10     Nature of Deposits. The deposits of the Bank will be on the Closing Date of substantially the same character, mix, type, and makeup as such deposits are as of September 30, 2004. Such deposits shall include no “brokered deposits,” as such term is used in 12 U.S.C. 1831f, unless otherwise agreed by FBC.

      Section 5.11     Affiliate Agreements. The Bank represents and warrants to FBC that Schedule 5.11 contains a true, complete and accurate list of each person that is now, or is reasonably likely to be as of the date of the Bank Shareholder Meeting, an “affiliate” of the Bank as that term is used in SEC Rule 145 under the Securities Act. The Bank will, contemporaneously with the execution of this Agreement, deliver to FBC an agreement in the form of Exhibit E attached hereto (each, an “Affiliate Agreement”) with each person who is an affiliate of the Bank as that term is used in SEC Rule 145.
      Section 5.12     Environmental Reports. (a) The Bank shall obtain, at its sole expense, Phase I Environmental Assessments for each OREO property owned by the Bank, the Bank’s home office, each of the Bank’s branch offices and each other real property owned or leased by the Bank (the “Subject Facilities”). The Phase I Environmental Assessments shall be conducted by a technical consultant satisfactory to the parties who shall be excluded contractually from conducting other work in relation to this Agreement, except by written consent of the parties. The Phase I consultant shall conduct the assessments and submit to the parties a consolidated report (the “Phase I Report”) no later than thirty days from the date of this Agreement. The Phase I Report shall identify and describe the findings of the Phase I Environmental Assessments including, but not limited to, all known and suspected environmental conditions and circumstances that could reasonably give rise, individually or in the aggregate, to claims, damages, losses or diminution of property value amount to $100,000 or more, or to claims, damages, losses or diminution of property value in an amount that cannot be quantified (either, a “Significant Environmental Matter”).
      (b) If the Phase I Report identifies a Significant Environmental Matter, FBC may, at its option, by notice in writing delivered to the Bank within 15 days after FBC’s receipt of the Phase I Report, elect to (i) require the Bank to obtain a Phase II Environmental Assessment (the “Additional Report Notice”), or (ii) notify the Bank that the Phase I Report is not acceptable to FBC and terminate this Agreement pursuant to Section 11.1(d)(i)(E) (an “FBC Phase I Termination Notice”). If FBC does not deliver to the Bank the Additional Report Notice or the FBC Phase I Termination Notice within the respective time periods specified above, the condition contained in Section 8.8 of this Agreement shall be deemed satisfied.
      (c) If the Phase I Report reveals no Significant Environmental Matter and is in form and substance reasonably satisfactory to FBC, the condition contained in Section 8.8 shall be deemed satisfied and no further investigation shall be required.
      (d) If FBC tenders an Additional Report Notice within the time frame required by Section 5.12(b), the Bank shall obtain, at its sole expense, a Phase II Environmental Assessment of each Significant Environmental Matter identified from the Phase I Report by FBC. The Phase II Environmental Assessment shall be conducted by a technical consultant satisfactory to both parties that did not conduct the Phase I Environmental Assessment. Within thirty days of engagement, the Phase II consultant shall conduct the Phase II Environmental Assessment and submit to the parties a consolidated report (the “Phase II Report”) that identifies and describes the findings of the Phase II Environmental Assessment including, but not limited to, the nature, extent and financial significance of the Significant Environmental Matter(s). Upon receipt of the Phase II Report, FBC may, by notice in writing delivered to the Bank within ten days after FBC’s receipt of the Phase II Report, notify the Bank that the Phase II Report is not acceptable to FBC and terminate this Agreement pursuant to Section 11.1(d)(i)(E) (the “Phase II Termination Notice”). If FBC does not deliver the Phase II Termination Notice within the ten day period specified above, the condition contained in Section 8.8 shall be deemed satisfied.
      (e) The Bank agrees to notify FBC a reasonable time in advance of the examinations scheduled pursuant to this Section 5.12 and to permit FBC and its contractors, consultants, agents and representatives to be present during such examinations and to have such access to the properties and facilities of the Bank, and to conduct such consultations with the persons or firms conducting such examinations, as FBC shall deem necessary; provided, however, that FBC and its contractors, consultants, agents and representatives shall not unreasonably disturb or interfere with the business activities or operations of the Bank or the OREO-owners.

      (f) For the purpose of this Section 5.12, “Phase I Environmental Assessment” means an environmental assessment that is consistent with ASTM 152700 and that includes an assessment of the presence, amount, physical condition and location of asbestos-containing materials and lead-based paint, and that contains no recommendations.
      (g) For the purpose of this Section 5.12, “Phase II Environmental Assessment” means an intensified environmental assessment that further defines previously identified conditions, circumstances or risks and that may include physical sampling and analysis of paint, building materials or any environmental medium (including air, indoor air, surface water, groundwater, soil, and subsurface strata), and that contains no recommendations.
      Section 5.13     Audited Bank Financial Statements. The Bank agrees to engage Padgett, Stratemann & Co., L.L.P., independent public accountants, to conduct an audit of the Bank and to prepare balance sheets and related statements of income, changes in stockholders’ equity and cash flows, together with notes thereto required by GAAP, accompanied by the report (which shall contain no qualification as to scope, going concern or any other substantive matter) of Padgett, Stratemann & Co., L.L.P., as of and for the year ended December 31, 2004 (the “Audited Bank Financial Statements”). The Audited Bank Financial Statements (including the related notes) will fairly present the financial position of the Bank and the results of its operations at the dates and for the periods indicated in conformity with GAAP. The Bank will cooperate with Padgett, Stratemann & Co., L.L.P. in the preparation of the audit as necessary to complete the audit, and will approve such accruals and other adjustments as may be necessary to permit the issuance of the Audited Bank Financial Statements. The Bank shall use its best efforts to deliver the Audited Bank Financial Statements to FBC no later than April 30, 2005.
      Section 5.14     Termination of Certain Compensation and Benefit Plans. The Bank agrees that, not later than the day preceding the Closing Date, it shall (i) terminate the Compensation and Benefit Plans listed on Schedule 5.14(a) and (ii) terminate and make all payments due under the Compensation and Benefit Plans listed on Schedule 5.14(b). The Bank agrees to cooperate and take such reasonable actions as may be required to effect an orderly transition of benefits coverage under the Bank’s 401(k) plan, including but not limited to termination of such plan prior to the Effective Time.
      Section 5.15     Supplements to Disclosure Schedules. From time to time prior to the Effective Date, the Bank shall promptly supplement and amend the disclosure schedules delivered pursuant to Article III of this Agreement (the “Bank Disclosure Schedules”) to reflect any matter hereafter arising that would make any representation or warranty set forth in Article III inaccurate. For purposes of determining (i) the fulfillment of the condition set forth in Section 8.1 as of the Closing Date and (ii) the accuracy of the representations and warranties contained in Article III if the Merger is not consummated, the Bank Disclosure Schedules shall be deemed to include only the information contained therein on the date of this Agreement and shall be deemed to exclude any information contained in any subsequent supplement or amendment thereto. If the Merger is not consummated, delivery of any supplemental disclosure schedules will not affect the rights and remedies of the parties hereunder. For purposes of determining the accuracy of the representations and warranties contained in Article III if the Merger is consummated, the Bank Disclosure Schedules shall be deemed to include all information contained in any supplement or amendment thereto made before the Closing Date. If any supplement to any Bank Disclosure Schedule shall be delivered within five days of the Closing Date, at the option of FBC the Closing Date may be delayed to permit FBC to have a period of at least five days to consider such supplement.
      Section 5.16     Notice of Certain Events. The Bank will promptly give notice to FBC of the occurrence of any event or the failure of any event to occur that results in a breach of any representation or warranty by the Bank contained herein or a failure by the Bank to comply with any covenant, condition or agreement contained herein.
      Section 5.17     Additional Covenants. The Bank will not, without the prior written consent of FBC, take any action that would result in any of its representations and warranties contained in Article III of this Agreement not being true and correct at the Effective Time.

ARTICLE VI.
COVENANTS OF FBC PENDING THE EFFECTIVE TIME
      From the date hereof through the Effective Time, FBC covenants and agrees with the Bank as follows:
      Section 6.1     Best Efforts. As promptly as practicable after the date hereof, but in no event later than 20 business days after the date of this Agreement, FBC will prepare and file all necessary applications with the Department, the TBD, the OTS and the FDIC. FBC will take all reasonable action to aid and assist in the consummation of the Merger and the transactions contemplated hereby, and will use its best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the matters contemplated by this Agreement, including such actions which are necessary, proper or advisable in connection with filing applications or notices with, or obtaining approvals from, all regulatory authorities having jurisdiction over the matters contemplated by this Agreement and the Merger, including any notices required to be filed with the TBD. FBC will deliver to the Bank, prior to filing, drafts of such governmental applications and notices and will promptly deliver, after such filing, a complete copy of such filings. FBC shall use its best efforts to obtain or cause to be obtained consents of all third parties necessary to permit FBC to consummate the transactions contemplated herein. All documents that FBC is responsible for filing with any regulatory or governmental agency in connection with the Merger will comply in all material respects with the provisions of applicable law. FBC will promptly notify the Bank of any oral or written notice or action of any regulatory agency, and provide the Bank with a copy of any written communication sent by any regulatory agency concerning or affecting the transactions contemplated by this Agreement.
      Section 6.2     Information for Applications and Proxy Solicitation. To the extent permitted by law, FBC will furnish the Bank with all information concerning FBC and its directors and officers required for inclusion in (i) any application, statement or document to be made or filed by the Bank with any federal or state regulatory or supervisory authority in connection with the matters contemplated by this Agreement (the “Bank Applications”) and (ii) any proxy materials to be furnished to the shareholders of the Bank in connection with their consideration of the Merger. All information so furnished shall, to the knowledge of FBC, at the time such information is furnished, be true and correct in all material respects and will not omit any material fact necessary in order to make its statements therein, in light of the circumstances in which they were made, not misleading; provided, that information as of a later date shall be deemed to modify information as of an earlier date. FBC will indemnify and hold harmless the Bank from and against any and all losses, claims, damages, expenses or liabilities to which the Bank may become subject under applicable laws, rules and regulations or otherwise, including expenses incurred in enforcing the rights granted under this Section 6.2, and will reimburse the Bank for any legal or other expenses reasonably incurred by them in connection with investigating, defending or prosecuting any actions whether or not resulting in liability, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based on any untrue statement or alleged untrue statement of a material fact contained in the Bank Applications or any proxy materials or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, but only insofar as such statement or omission was made in reliance upon and in conformity with information furnished by FBC in writing for use therein.
      Section 6.3     Confidentiality; Nonsolicitation. (a) FBC shall not (i) before or after the consummation or termination of this Agreement, directly or indirectly disclose any confidential information acquired from the Bank, either before or after the date of this Agreement, to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, other than in connection with the regulatory notice and application process, or (ii) after termination of this Agreement pursuant to Section 11.1 hereof, use such information for its own purposes or for the benefit of any person, firm, corporation, association, or other entity under any circumstances. All information furnished previously or currently by the Bank in connection with the transactions contemplated by this Agreement or pursuant hereto shall be treated as the sole property of the Bank until consummation of the transactions contemplated hereby and, if such transactions shall not occur, FBC shall either destroy or return to the Bank all documents or other materials containing, reflecting or referring to such information, shall use its best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes. The obligation to keep such information confidential shall continue for two years from the date the proposed transactions are abandoned.
      (b) In the event that this Agreement is terminated and the Merger is not consummated, for a period of two years from the date the Agreement is terminated, FBC agrees that it will not, without the prior approval of the Bank, directly or indirectly solicit for employment or hire any current officer or manager of the Bank on the date the Agreement is terminated; provided, however, that the foregoing shall not apply to (i) the use of an independent employment agency (so long as the agency was not directed to solicit a particular individual or class of individuals that could only be satisfied by employees of the Bank as of the date the Agreement is terminated), or (ii) the use of a general solicitation (such as an advertisement) not specifically directed to employees of the Bank.
      Section 6.4     Registration Statement. As promptly as practicable after the execution of this Agreement, FBC will file with the SEC the Registration Statement and will use its best efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading. At the time of mailing thereof to the Bank’s shareholders, at the time of the Bank Shareholder Meeting and at the Effective Date, the prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement filed by FBC (the “Prospectus”), will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that none of the provisions of this subparagraph shall apply to statements in or omissions from the Registration Statement or the Prospectus made in reliance upon and in conformity with information furnished by the Bank for use in the Registration Statement or the Prospectus. FBC also agrees to use commercially reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities or “blue sky” permits and approvals required to consummate the Merger.
      Section 6.5     Rule 144 Compliance. From and after the Effective Date, FBC shall file all reports with the SEC necessary to permit the shareholders of the Bank who may be deemed “underwriters” (within the meaning of Rule 145 under the Securities Act) of Bank Stock to sell FBC Stock received by them in connection with the Merger pursuant to Rules 144 and 145(d) under the Securities Act if they would otherwise be so entitled; provided however, that FBC is otherwise obligated to file such reports with the SEC.
      Section 6.6     Press Releases. FBC agrees that it will not, directly or indirectly, without the prior approval of the Bank, issue any press release or written statement for public release relating to the Agreement or the Merger, except as otherwise required by applicable law or regulation, and then only after making reasonable efforts to notify the Bank in advance.
      Section 6.7     Public Filings by FBC. From the date hereof to the Effective Date, FBC shall deliver or make available to the Bank, when reasonably available, (i) FBC’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K, as filed with the SEC under the Exchange Act and (ii) all call reports filed by Franklin Bank with the Department, the OTS and the FDIC.
      Section 6.8     Employee Benefit Plans; Employee Matters. (a) With the exception of the Deferred Compensation Agreements described in Section 3.17(r), FBC shall not be required to continue any other particular Compensation and Benefit Plan after the Effective Time, and any other Compensation and Benefit Plan may be terminated in accordance with its terms and applicable law. To the extent that any

Compensation and Benefit Plan is terminated after the Effective Time, FBC shall, if at that time FBC maintains an analogous employee benefit plan for its employees, arrange for each individual who is then a participant in such terminated Compensation and Benefit Plan to participate in such analogous employee benefit plan maintained by FBC in accordance with the eligibility criteria thereof. The preceding sentence shall also be applicable with respect to the Elgin Bank of Texas Retirement Plan (the “401(k) Plan”), even though the 401(k) Plan may be terminated as of the day prior to the Effective Time.
      (b) With respect to each employee benefit plan of FBC which is analogous to a Compensation and Benefit Plan (“FBC Benefit Plan”) in which employees of the Bank (“Bank Employees”) participate after the Effective Time, for purposes of determining eligibility for participating and vesting, service completed with the Bank prior to the Effective Time shall be taken into account to the same extent as if such service had been performed for FBC and/or the Franklin Bank; provided, that nothing herein shall require the inclusion of any Bank Employee in any such FBC Benefit Plan prior to the Effective Time, and provided further, that in determining the amount of vacation pay accruable by any such Bank Employee from and after the Effective Time under the applicable terms of the vacation pay plan of FBC, credit shall be given for such Bank Employee’s service with the Bank prior to the Effective Time and debits shall be made for vacation days taken in the current year prior to the Closing Date. In no event, however, shall any such credit for service with the Bank be recognized to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under the analogous Compensation and Benefit Plan prior to the Effective Time. Such service credit also shall apply, to the maximum extent permissible under the applicable FBC Benefit Plans, for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations.
      Section 6.9     Directors’ and Officers’ Indemnification. (a) For six years after the Effective Date, and subject to the limitations contained in applicable OTS and FDIC regulations and to any limitations contained in the Bank’s Articles of Association on the Effective Date, FBC shall cause Franklin Bank to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Bank (each, an “Indemnified Party”) against all losses, expenses, claims, damages, judgments, fines or liabilities arising out of actions or omissions occurring on or prior to the Effective Date (including, without limitation, the transactions contemplated by this Agreement) to the full extent then permitted under the TBCA and by Franklin Bank’s Articles of Incorporation and Bylaws in effect on the date of this Agreement, including provisions relating to the advancement of expenses; provided, that no such Indemnified Party shall be entitled to indemnification under this Section 6.9 in respect of any event which constitutes a breach of this Agreement or in respect of which such Indemnified Party has received or is entitled to receive an improper personal benefit.
      (b) FBC agrees not to cancel, modify or take any action to limit or terminate the extended reporting period under the Bank’s existing directors’ and officers’ liability insurance policy obtained pursuant to Section 5.4(a)(iii), unless it replaces such coverage with coverage provided by insurers having the same or better rating, coverage and aggregate limits.
      Section 6.10     Supplements to Disclosure Schedules. From time to time prior to the Effective Date, FBC shall create, supplement and amend one or more schedules to this Agreement for the purpose of reflecting any matter hereafter arising that would make any representation or warranty set forth in Article IV inaccurate (the “FBC Disclosure Schedules”). For purposes of determining (i) the fulfillment of the condition set forth in Section 7.1 as of the Closing Date and (ii) the accuracy of the representations and warranties contained in Article IV if the Merger is not consummated, the FBC Disclosure Schedules shall be deemed to include only the information contained therein on the date of this Agreement and shall be deemed to exclude any information contained in any subsequent supplement or amendment thereto. If the Merger is not consummated, delivery of any supplemental disclosure schedules will not affect the rights and remedies of the parties hereunder. For purposes of determining the accuracy of the representations and warranties contained in Article IV if the Merger is consummated, the FBC Disclosure Schedules shall be deemed to include all information contained in any supplement or amendment thereto made before the Closing Date. If any supplement to any FBC Disclosure Schedule shall be delivered within five days of the Closing Date, at the option of the Bank the Closing Date may be delayed to permit the Bank to have a period of at least ten days to consider such supplement.
      Section 6.11     Notice of Certain Events. FBC will promptly give notice to the Bank of the occurrence of any event or the failure of any event to occur that results in a breach of any representation or warranty by FBC contained herein or a failure by FBC to comply with any covenant, condition or agreement contained herein.
      Section 6.12     Additional Covenants. FBC will not, without the prior written consent of the Bank, take any action that would result in any of its representations and warranties contained in Article IV of this Agreement not being true and correct at the Effective Time.
ARTICLE VII.
CONDITIONS TO OBLIGATIONS OF THE BANK
      The obligations of the Bank under this Agreement are subject to the satisfaction, at or prior to the Closing Date, of the following conditions, which may be waived by the Bank in its sole discretion:
      Section 7.1     Compliance with Representations and Covenants. (a) The representations and warranties of FBC contained in this Agreement shall have been true and correct when made and (except for those representations and warranties specifically stated to be made only as of a specified date) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, without regard to any materiality qualifiers contained therein. The Bank shall have received a certificate of an appropriate officer of FBC to such effect dated as of the Closing Date.
      (b) FBC shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by FBC on or prior to the Closing Date. The Bank shall have received a certificate of an appropriate officer of FBC to such effect dated as of the Closing Date.
      Section 7.2     Material Adverse Effect. Prior to the Closing Date, there shall not have occurred any Material Adverse Effect with respect to FBC, nor shall any event have occurred which, with the lapse of time, is reasonably likely to cause or create any Material Adverse Effect with respect to FBC. The Bank shall have received a certificate to the foregoing effect executed by an appropriate officer of FBC and dated as of the Closing Date.
      Section 7.3     Legal Opinion. The Bank shall have received an opinion of Bracewell & Patterson, L.L.P., counsel to FBC, dated as of the Closing Date and substantially in the form attached hereto as Exhibit F.
      Section 7.4     Tax Opinion. The Bank shall have received the opinion of counsel to the Bank, and FBC shall have received the opinion of counsel to FBC, in each case dated the Closing Date, to the effect that, based on the terms of this Agreement and on the basis of certain facts, representations and opinions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of the Bank, FBC and others.
      Section 7.5     Accountants’ Comfort Letters. The Bank shall have received “comfort” letters from each of Padgett, Stratemann & Co., L.L.P., independent public accountants for the Bank, and Deloitte & Touche LLP, independent public accountants for FBC, addressed to the Bank and to FBC and dated within three days prior to the date on which the Registration Statement shall be declared effective, in form and substance satisfactory to the Bank and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Registration Statement and the Proxy Statement.

ARTICLE VIII.
CONDITIONS TO OBLIGATIONS OF FBC
      The obligations of FBC under this Agreement are subject to the satisfaction, at or prior to the Closing Date, of the following conditions, which may be waived by FBC in its sole discretion:
      Section 8.1     Compliance with Representations and Covenants. (a) The representations and warranties of the Bank contained in this Agreement shall have been true and correct when made and (except for those representations and warranties specifically stated to be made only as of a specific date) shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date, without regard to any materiality qualifiers contained therein. FBC shall have received a certificate of an appropriate officer of the Bank to such effect dated as of the Closing Date.
      (b) The Bank shall have performed or complied in all materials respects with all agreements and covenants required by this Agreement to be performed or complied with by the Bank on or prior to the Closing Date. FBC shall have received a certificate of an appropriate officer of the Bank to such effect dated as of the Closing Date.
      Section 8.2     Material Adverse Effect. Prior to the Closing Date, there shall not have occurred any Material Adverse Effect with respect to the Bank, including with respect to the amount, pricing and mix of deposits, nor shall any event have occurred which, with the lapse of time, is reasonably likely to cause or create any Material Adverse Effect with respect to the Bank. FBC shall have received a certificate to the foregoing effect executed by an appropriate officer of the Bank and dated as of the Closing Date. Without limiting any other circumstance that might constitute a Material Adverse Effect under this Section 8.2, and notwithstanding any other provision of this Agreement, a decrease by ten percent or more in the amount of the Bank’s consolidated assets, deposits or stockholders’ equity (excluding any reductions attributable to any accruals required by Section 5.8 and the expenses permitted to be incurred by Section 12.2) on the Closing Date from the amount of such items on September 30, 2004 shall each conclusively be deemed to constitute a Material Adverse Effect under this Section 8.2.
      Section 8.3     Legal Opinion. FBC shall have received an opinion of Selman, Munson & Lerner, P.C., counsel to the Bank, dated as of the Closing Date, substantially in the form attached hereto as Exhibit G.
      Section 8.4     Tax Opinion. FBC shall have received the opinion of counsel to FBC, and the Bank shall have received the opinion of counsel to the Bank, in each case dated the Closing Date, to the effect that, based on the terms of this Agreement and on the basis of certain facts, representations and opinions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of the Bank, FBC and others.
      Section 8.5     Accountants’ Comfort Letters. FBC shall have received “comfort” letters from each of Deloitte & Touche LLP, independent public accountants for FBC, and Padgett, Stratemann & Co., L.L.P., independent public accountants for the Bank, addressed to FBC and the Bank and dated within three days prior to the date on which the Registration Statement shall be declared effective, in form and substance satisfactory to FBC and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Registration Statement and the Proxy Statement.
      Section 8.6     Releases; Resignations. The directors and executive officers of the Bank shall have delivered to FBC an instrument in the form of Exhibit H attached hereto effective as of the Effective Date releasing the Bank from any and all claims of such directors and executive officers (except as to their deposits and accounts and any rights of indemnification pursuant to the applicable Articles of Association or as provided in this Agreement), and the directors of the Bank shall have delivered to FBC their resignations as directors of the Bank. The Bank shall have delivered to the directors and executive officers of the Bank a release in the form of Exhibit I attached hereto, effective as of the Effective Date releasing such directors and executive officers from claims by the Bank (except as to indebtedness and contractual obligations owed to the Bank).
      Section 8.7     Shareholder Approval; Dissenters’ Rights. FBC shall have received the Voting Agreements executed by members of the Board of Directors and officers of the Bank as required by Section 5.6(a) hereof, and such agreements shall be in full force and effect on and as of the Closing Date. The shareholders of the Bank shall have approved this Agreement and the transactions contemplated by this Agreement and no action purporting or attempting to rescind that vote shall have been taken by the Bank or its shareholders. Holders of shares representing no more than one percent of the issued and outstanding Bank Stock shall have demanded or shall be entitled to demand payment of the fair value of their shares as dissenting shareholders.
      Section 8.8     Environmental Reports. FBC shall have received the Phase I Report and, if applicable, the Phase II Report required under Section 5.12 of this Agreement and no Phase I Termination Notice or Phase II Termination Notice shall have been delivered pursuant to Section 5.12 of this Agreement.
      Section 8.9     Minimum Capital Requirement. The stockholders’ equity of the Bank shall be not less than $10,189,577 on the Closing Date. For purposes of calculating the amount of its stockholders’ equity, the Bank (a) may exclude the effect of (i) any reserves required to be taken pursuant to Section 5.8 of this Agreement and (ii) the amount of the actual expenses incurred by the Bank as permitted by Section 12.2 of this Agreement, not to exceed the maximum amount permitted under such section; and (b) must include the effect of accruals for (i) any Texas franchise Taxes that will be due on the final Texas franchise Tax Returns of the Bank required to be filed as a result of the Merger, (ii) the estimated 2005 ad valorem and property Taxes of the Bank allocable (on a per diem basis) to the portion of calendar year 2005 ending on the Effective Date, and (iii) other revenues and expenses on a pro rata basis determined through the Closing Date. The Bank shall permit FBC to participate in the determination of the amount of the Bank’s stockholders’ equity. If any dispute shall arise between the Bank and FBC regarding the determination of the amount of the Bank’s stockholders’ equity, Padgett, Stratemann & Co., L.L.P., certified public accountants, or such other accounting firm as FBC and the Bank shall mutually select (the “Accounting Firm”), shall on the Closing Date resolve disputes relating to the application of GAAP and such resolution shall be final and binding on the Bank and FBC. In the event of such a dispute, FBC shall have received from the Accounting Firm a report, dated the Closing Date and based upon procedures stated in such report and approved by FBC and the Bank, approval of such procedures not to be unreasonably withheld, detailing such procedures and providing written findings as to the amount of the Bank’s stockholders’ equity and that the amount of the Bank’s stockholders’ equity has been determined in accordance with the requirements of this Section 8.9.
      Section 8.10     Consents and Approvals. All consents, approvals, waivers and other assurances from all non-governmental third parties which are required to be obtained under the terms of any contract, agreement or instrument to which the Bank is a party or by which any of its properties is bound in order to prevent the consummation of the transactions contemplated by this Agreement from constituting a material default under such contract, agreement or instrument or creating any lien, claim or charge upon any of the assets of the Bank shall have been obtained, and FBC shall have received evidence thereof in form and substance satisfactory to FBC.
      Section 8.11     Audited Bank Financial Statements. The Audited Bank Financial Statements shall have been delivered to FBC as required by this Agreement and the audit shall not (i) have revealed any material weaknesses in accounting controls which are mentioned in the management advisory letter from Padgett, Stratemann & Co., L.L.P., (ii) have required any material changes in accounting policies or estimates, including accruals with respect to loan loss reserves, from those being utilized as of September 30, 2004, and (iii) have required any material year end adjustments.

ARTICLE IX.
CONDITIONS TO RESPECTIVE OBLIGATIONS OF FBC AND THE BANK
      The respective obligations of FBC and the Bank under this Agreement are subject to the satisfaction of the following conditions which may be waived by FBC or the Bank in their sole discretion:
      Section 9.1     Government Approvals. All regulatory approvals of the transactions contemplated by this Agreement (or the waiver thereof) from all necessary governmental agencies and authorities, including the OTS, the Department, the TBD, the FDIC, and any other regulatory agency whose approval (or waiver thereof) shall have been obtained and shall remain in full force and effect, and all statutory or regulatory waiting periods necessary to effect the Merger shall have expired.
      Section 9.2     No Injunction. No court of competent jurisdiction shall have issued any order or ruling which is in effect and which prohibits the consummation of the Merger. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental agency that prohibits or makes illegal consummation of the Merger.
      Section 9.3     Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.
      Section 9.4     Shareholder Vote. The Merger, this Agreement and the transactions contemplated by this Agreement shall have been approved by the affirmative vote of the holders of at least two-thirds of the shares of Bank Stock issued and outstanding.
ARTICLE X.
CLOSING
      Section 10.1     Closing. (a) Subject to the other provisions of this Agreement, the closing of the Merger (the “Closing”) will take place at a mutually acceptable time, on a mutually acceptable date (“Closing Date”) as soon as practicable within a ten-day period commencing with the latest of the following dates:

(i) the approval of the Merger by the holders of at least two-thirds of the shares of the Bank;

(ii) the receipt of the last approval from any requisite regulatory or supervisory authority and the expiration of any statutory or regulatory waiting period which is necessary to effect the Merger; or

(iii) if the matters contemplated by this Agreement are being contested in any legal proceeding and FBC has elected to contest the same, then the date that such proceeding has been brought to a conclusion favorable, in the judgment of FBC, to the consummation of the Merger, or such prior date as FBC shall elect whether or not such proceeding has been brought to a conclusion.
At the Closing, the parties to this Agreement will exchange certificates, opinions and the other documents provided for under this Agreement in order to effect the Merger and to determine whether any condition exists which would permit the parties hereto to terminate this Agreement. If no such condition then exists or if no party elects to exercise any right it may have to terminate this Agreement, then and thereupon the appropriate parties shall execute such documents and instruments as may be necessary or appropriate to effect the Merger contemplated by this Agreement.
      (b) The Closing shall take place at the offices of Bracewell & Patterson, L.L.P. in Houston, Texas, or at such other place to which the parties hereto may mutually agree.
      Section 10.2     Effective Date of the Merger. Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement including, among other conditions, the receipt of requisite approval of the shareholders of the Bank and the regulatory approvals (or waivers thereof) of the Department, the OTS, the FDIC, the TBD, and any other federal or state regulatory agency whose approval must be received in order to consummate the Merger, the Merger shall become effective, and the Effective Date of the Merger shall occur, at the date and time specified in Section 1.2 hereof. It is anticipated by FBC and the Bank that the Closing and the Effective Date will occur on the same day.
ARTICLE XI.
TERMINATION
      Section 11.1     Termination. (a) This Agreement may be terminated at any time prior to the Effective Time (whether before or after the adoption of this Agreement by the shareholders of the Bank) upon the mutual consent of FBC and the Bank.
      (b) This Agreement may be terminated by action of the Board of Directors of FBC or the Board of Directors of the Bank (whether before or after the adoption of this Agreement by the shareholders of the Bank) at any time prior to the Effective Time if:

(i) any court of competent jurisdiction in the United States or other United States (federal or state) governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining, or otherwise prohibiting the Merger and such order, decree, ruling or other action shall be final and non-appealable;

(ii) the Effective Date shall not have occurred on or before July 31, 2005 or such later date as shall have been approved in writing by the Boards of Directors of FBC and the Bank; provided, that the right to terminate under this Section 11.1(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or has resulted in, the failure of the Effective Date to occur on or before such date;

(iii) any of the transactions contemplated by this Agreement are disapproved by any regulatory authority or other person whose approval is required to consummate the Merger; or

(iv) any required approval shall be contested or challenged by any federal or state governmental authority or third party by formal proceeding, and FBC shall not elect to contest any such proceeding.
      (c) This Agreement may be terminated at any time prior to the Effective Time by the Board of Directors of the Bank (whether before or after the adoption of this Agreement by the shareholders of the Bank) if (i) FBC shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of FBC contained herein shall be untrue in any material respect, or (ii) there shall have occurred after September 30, 2004 any event, condition or circumstance which individually or in the aggregate has a Material Adverse Effect with respect to FBC. In the event that the Board of Directors of the Bank desires to terminate this Agreement as provided in this Section 11.1(c)(i) above, the Board of Directors of the Bank must notify FBC in writing of its intent to terminate stating the reason therefor. FBC shall have fifteen (15) days from the receipt of such notice to cure the alleged breach, inaccuracy or change, subject to the approval of the Bank (which approval shall not be unreasonably delayed, conditioned or withheld).
      (d) This Agreement may be terminated at any time prior to the Effective Time by the Board of Directors of FBC: (i) if (A) the Bank shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Bank contained herein shall be untrue in any material respect, (B) there shall have occurred after September 30, 2004 any event, condition or circumstance which individually or in the aggregate has a Material Adverse Effect with respect to the Bank, (C) any approval required to be obtained from any governmental authority or agency is obtained subject to restrictions or conditions on the operations of the Bank, FBC or Franklin that are unacceptable to FBC, (D) the Bank shall fail to satisfy on the Closing Date the condition contained in Section 8.9 of this Agreement, or (E) FBC determines that either a Phase I Report or a Phase II Report required by Section 5.12 of this Agreement which identifies a Significant Environmental Matter is unacceptable and delivers a Phase I Termination Notice or a Phase II

Termination Notice, as provided in Section 5.12 of this Agreement; or (ii) at any time after (A) a breach by the Bank of the provisions of Section 5.7 of this Agreement, (B) the Board of Directors of the Bank shall approve or recommend, or the Bank shall enter into, any letter of intent, memorandum of understanding, agreement or similar document contemplating an Acquisition Transaction, (C) the Board of Directors of the Bank shall withdraw or modify in any manner adverse to FBC its recommendation or approval of this Agreement, the Merger and the transactions contemplated hereby, (D) the Board of Directors of the Bank shall fail to reaffirm its recommendation or approval of this Agreement, the Merger and the transactions contemplated hereby promptly on the request by FBC, or (E) a breach by the Bank of the provisions of Section 5.1 of this Agreement or a breach by any of the directors or officers of the Bank of their respective Voting Agreements. In the event FBC desires to terminate this Agreement because of an alleged breach or change as provided in Sections 11.1(d)(i)(A) above, FBC must notify the Bank in writing of its intent to terminate stating the cause therefor. The Bank shall have fifteen (15) days from the receipt of such notice to cure the alleged breach, inaccuracy or change, subject to the approval of FBC (which approval shall not be unreasonably delayed, conditioned or withheld).
      Section 11.2     Effect of Termination. In the event of termination of this Agreement and the abandonment of the Merger prior to the Effective Time without breach by any party hereto, this Agreement shall become void and have no effect, without any liability on the part of any party or the directors, officers or shareholders of any corporate party, except that (i) upon termination by FBC pursuant to Section 11.1(d)(ii), the Bank shall pay to FBC, within 10 days of receiving notice of termination from FBC, the amount of $300,000 and, on the consummation of an Acquisition Transaction, shall pay to FBC the applicable Adjustment Amount, (ii) Sections 5.3, 6.3, 11.2, 12.2 and 12.3 shall survive the termination of the Agreement, and (iii) notwithstanding anything to the contrary contained in this Agreement, termination of this Agreement shall not release or relieve either FBC or the Bank from any liabilities or damages arising out of any breach of the representations and warranties made by them, or their failure to perform any of the covenants, agreements, duties or obligation arising hereunder.
ARTICLE XII.
MISCELLANEOUS
      Section 12.1     Nonsurvival of Representations and Warranties. The representations and warranties made in this Agreement by the parties shall not survive the Effective Time. This Section 12.1 shall not limit any covenant or agreement of the parties to this Agreement that by its terms contemplates performance after the Effective Time or after the termination of this Agreement.
      Section 12.2     Expenses. Whether or not the transactions provided for herein are consummated, each party to this Agreement will pay its respective expenses incurred in connection with the preparation and performance of its obligations under this Agreement. Each party agrees to indemnify the other parties against any cost, expense or liability (including reasonable attorneys’ fees and including those costs of any party’s enforcement of the rights afforded under this Section 12.2) in respect of any claim made by any party for a broker’s or finder’s fee in connection with this transaction other than one based on communications between the party and the claimant seeking indemnification. FBC shall be responsible for and shall pay all filing fees, trustee or exchange agent fees and expenses. FBC and the Bank further agree that all legal, investment banking, accounting and other fees and expenses incurred by the Bank in connection with this Agreement, excluding those expenses contemplated by Sections 5.4(a)(iii) and 5.12 of this Agreement, shall not exceed $325,000 and, if such sum exceeds $325,000, the amount of such excess will be deducted from the Cash Consideration to be paid by FBC under Article II above. All legal, investment banking, accounting or other fees and expenses will be expensed and fully accrued on the books of the Bank prior to the Effective Date. The expenses of separate counsel to any shareholder of the Bank shall be borne by such shareholder and not borne or reimbursed by the Bank.

      Section 12.3     Notices. Any notice given hereunder shall be in writing and shall be delivered in person or mailed by first class mail, postage prepaid or sent by facsimile, courier or personal delivery to the parties at the following addresses unless by such notice a different address shall have been designated:
      If to FBC:

Franklin Bank Corp.
9800 Richmond Avenue, Suite 680
Houston, Texas 77042
Attention: Anthony J. Nocella
Fax: (713) 952-2830

With a copy to:

Bracewell & Patterson, L.L.P.
711 Louisiana, Suite 2900
Houston, Texas 77002
Attention: John R. Brantley
Fax: (713) 221-2112
      If to the Bank:

Elgin Bank of Texas
31 N. Main Street
Elgin, Texas 78621
Attention: Mike Davis, President
Fax: (512) 285-2272
      With a copy to:

Selman Munson & Lerner, P.C.
901 South Mopac Expressway, Suite 200
Austin, Texas 78746
Attention: Jack A. Selman, President
Fax: (512) 505-5956
All notices sent by mail as provided above shall be deemed delivered five (5) days after deposit in the mail. All notices sent by facsimile or courier as provided above shall be deemed delivered one day after being sent. All other notices shall be deemed delivered when actually received. Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided.
      Section 12.4     Controlling Law. All questions concerning the validity, operation and interpretation of this Agreement and the performance of the obligations imposed upon the parties hereunder shall be governed by the laws of the State of Texas and, to the extent applicable, by the laws of the United States.
      Section 12.5     Headings. The table of contents, headings and titles to the sections of this Agreement are inserted for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.
      Section 12.6     Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Bank; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of the Bank, there may not be, without further approval of such shareholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered hereunder to the holders of the Bank Stock. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      Section 12.7     Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of the Bank, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of the Bank Stock hereunder, other than as contemplated by this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
      Section 12.8     Severability. Any provision hereof prohibited by or unlawful or unenforceable under any applicable law or any jurisdiction shall as to such jurisdiction be ineffective, without affecting any other provision of this Agreement, or shall be deemed to be severed or modified to conform with such law, and the remaining provisions of this Agreement shall remain in force, provided that the purpose of the Agreement can be effected. To the full extent, however, that the provisions of such applicable law may be waived, they are hereby waived, to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms.
      Section 12.9     Entire Agreement. All understandings and agreements heretofore made between the parties hereto are merged in this Agreement, including the exhibits and schedules delivered pursuant hereto, which (together with any agreements executed by the parties hereto contemporaneously with or, if contemplated hereby, subsequent to the execution of this Agreement) shall be the sole expression of the agreement of the parties respecting the Merger. Each party to this Agreement acknowledges that, in executing and delivering this Agreement, it has relied only on the written representations, warranties and promises of the other parties hereto that are contained herein or in the other agreements executed by the parties contemporaneously with or, if contemplated hereby, subsequent to the execution of this Agreement, and has not relied on the oral statements of any other party or its representatives.
      Section 12.10     Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed to constitute one and the same instrument.
      Section 12.11     Assignment; Binding on Successors. Except as otherwise provided herein, this Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heirs, executors, trustees, administrators, guardians, successors and permitted assigns, but shall not be assigned by any party without the prior written consent of the other parties.
      Section 12.12     Gender; Plurals. Any pronoun used herein shall refer to any gender, either masculine, feminine or neuter, as the context requires. Defined terms may be used in either the singular or plural form as indicated by the applicable syntax, but the meaning of which shall not be affected thereby.
      Section 12.13     Publicity. Subject to written advice of counsel with respect to legal requirements relating to public disclosure of matters related to the matters contemplated by this Agreement, the timing and content of any announcements, press releases or other public statements (whether written or oral) concerning this Agreement or the Merger will occur upon, and be determined by, the mutual consent of FBC and the Bank.
      Section 12.14     No Third Party Beneficiaries. Except as set forth in Section 6.9, nothing contained in this Agreement, express or implied, is intended to confer upon any persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement. Section 6.9 shall survive the closing of the transactions contemplated hereby for a period of six years, is intended to benefit each Indemnified Party (each of whom shall be entitled to enforce Section 6.9 against the Bank or FBC, as the case may be) and shall be binding on all successors and assigns of the Bank and FBC. In the event FBC or the Bank or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of FBC and the Bank assume the obligations set forth in Section 6.9.
      Section 12.15     Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. No provision of this Agreement shall be construed to require any party hereto or their respective affiliates to take any action which would violate applicable law, (whether statutory or common law), rule or regulation.
      Section 12.16     Certain Definitions. The following terms shall have the meanings ascribed to them for all purposes of this Agreement:
      (a) Acquisition Transaction. As used herein, the term “Acquisition Transaction” shall mean:

(i) a merger, consolidation, acquisition, statutory share exchange or similar transaction involving the Bank;

(ii) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of the Bank representing ten percent or more of its assets; or

(iii) the issuance, sale or other disposition (including by way of merger, consolidation, statutory share exchange or otherwise) of securities representing 33? percent or more of the voting power of the Bank.
      (b) Adjustment Amount. As used herein, the term “Adjustment Amount” shall mean:

(i) if FBC provides notice of termination pursuant to Section 11.1(d)(ii) and within eighteen months of the date termination notice is given the Bank enters into a written agreement relating to or consummates an Acquisition Transaction with a person other than FBC, and the Acquisition Transaction is one specified in Section 12.16(a)(i), an amount in cash or immediately available funds equal to the product obtained by multiplying 19.9% by the difference between (A) the product obtained by multiplying the highest price per share paid for the Bank Stock in the Acquisition Transaction by the total number of shares of Bank Stock and common stock equivalents outstanding prior to the Acquisition Transaction and (B) the Aggregate Merger Consideration;

(ii) if FBC provides notice of termination pursuant to Section 11.1(d)(ii) and within eighteen months of the date termination notice is given the Bank enters into a written agreement relating to or consummates an Acquisition Transaction with a person other than FBC, and the Acquisition Transaction is one specified in Section 12.16(a)(ii), an amount in cash or immediately available funds equal to the product of 19.9% multiplied by the dollar amount by which the purchase price paid for such assets and deposits exceeds the book value thereof on the date such Acquisition Transaction is consummated; or

(iii) if FBC provides notice of termination pursuant to Section 11.1(d)(ii) and within eighteen months of the date termination notice is given the Bank enters into a written agreement relating to or consummates an Acquisition Transaction with a person other than FBC, and the Acquisition Transaction is one specified in Section 12.16(a)(iii), an amount in cash or immediately available funds equal to the product obtained by multiplying 19.9% by the difference between (A) the product obtained by multiplying the highest price per share paid for the Bank Stock in the Acquisition Transaction by the total number of shares of Bank Stock and common stock equivalents purchased in the Acquisition Transaction and (B) the product obtained by multiplying the amount of the Aggregate Merger Consideration by a fraction, the numerator of which is the number of shares of Bank Stock and common stock equivalents purchased in the Acquisition Transaction and the denominator of which is the number of shares of Bank Stock and common stock equivalents issued and outstanding immediately prior to the Acquisition Transaction.

The value of any non-cash consideration received in an Acquisition Transaction shall be determined by a nationally recognized investment banking firm selected by FBC and reasonably acceptable to the Bank.
      (c) Best Efforts. As used herein, the term “best efforts” shall mean the taking of all reasonable steps to cause or prevent any event or condition which would have been taken in similar circumstances by a reasonably prudent business person engaged in a similar business for the advancement or protection of his own economic interest in light of the consequences of failure to cause or prevent the occurrence of such event or condition, but excludes the initiation of legal proceedings.
      (d) Knowledge. As used herein, a party to this Agreement shall be deemed to have “knowledge” or to have “known” a particular fact or other matter if (i) an individual serving the party or its banking subsidiary as director, president or chief executive officer or as vice president in charge of a principal business unit, division or function, or an individual performing a policy making function for the party or its banking subsidiary, whether or not serving in an officer position, is actually aware of such fact or other matter or (ii) a prudent individual possessing the knowledge and experience of the individual serving in the capacities specified in the preceding clause (i) could be expected to discover or otherwise become aware of such fact or other matter in the course of the performance of his duties. No individual may deny having actual knowledge of a fact or other matter by reason of such person having failed to review information available to such individual in the ordinary course of business in one of the capacities specified in clause (i) of the preceding sentence.
      (e) Material Adverse Effect. As used herein, the term “Material Adverse Effect” shall mean, with respect to any party, any effect that is material and adverse to (i) the consolidated financial condition, assets, deposits, results of operations, earnings, business, prospects or cash flows of that party, taken as a whole, or that prevents any party from consummating the Merger, or (ii) any of the transactions contemplated by this Agreement. Material Adverse Effect shall not, however, be deemed to include any effect on the referenced party which is caused by (A) changes in laws and regulations or interpretations thereof that are generally applicable to the banking or savings industries, (B) changes in GAAP that are generally applicable to the banking or savings industries, (C) expenses incurred in connection with the transactions contemplated hereby, except that if the expenses of the Bank exceed $325,000, the amount of such excess will be deducted from the Cash Consideration as provided in Section 12.2, (D) changes in interest rates, or (E) actions or omissions of a party taken with the prior informed written consent of the other party or parties in contemplation of the transactions contemplated hereby.
      (f) Person. As used herein, the term “person” shall have the meaning specified in Section 3(a)(9) and 13(d)(3) of the Exchange Act.
      Section 12.17     Incorporation by Reference. Any and all schedules, exhibits, annexes, statements, reports, certificates or other documents or instruments referred to herein or attached hereto are incorporated herein by reference hereto as though fully set forth at the point referred to in the Agreement.
[Remainder of page intentionally left blank]

      IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

ATTEST:	FRANKLIN BANK CORP.

By: /s/ Glenn E. Mealey Name: Glenn E. Mealey Title: Assistant Secretary	By: /s/ Anthony J. Nocella Name: Anthony J. Nocella Title: President and Chief Executive Officer

ATTEST:	FRANKLIN BANK, S.S.B.

By: /s/ Darlene Tregre Name: Darlene Tregre Title: Secretary	By: /s/ Anthony J. Nocella Name: Anthony J. Nocella Title: President and Chief Executive Officer

ATTEST:	ELGIN BANK OF TEXAS

By: /s/ Jeff Carter Name: Jeff Carter Title: Executive Vice President	By: /s/ Michael R. Davis Name: Michael R. Davis Title: President and Chief Executive Officer

APPENDIX B
ALEX SHESHUNOFF & CO.
INVESTMENT BANKING
January 26, 2005
Board of Directors
Elgin Bank of Texas
31 North Main Street
Elgin, Texas 78621
Members of the Board:
      You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Elgin Bank of Texas (“Elgin”) of the Merger Consideration, as defined below, in the proposed merger between Elgin and Franklin Bank Corp., a Delaware corporation, Houston, Texas (the “Company”).
      Pursuant to an Agreement and Plan of Merger dated on or about January 26, 2005 (the “Merger Agreement”), the Company has agreed to exchange cash and shares of its common stock equal to $585.00 per share for each of Elgin’s outstanding shares of common stock consisting of $292.50 per share of cash and $292.50 per share of Company stock. There are no options or other forms of equity interests outstanding convertible into shares of Elgin common stock. The value received by the holders of Elgin common stock may be adjusted pursuant to the terms of the Merger Agreement. The price of the Company’s common stock is subject to market variations.
      Pursuant to the Merger Agreement, Elgin will be merged with and into Franklin Bank, S.S.B., a wholly-owned subsidiary of the Company (the “Merger”).
      Alex Sheshunoff & Co. Investment Banking, LP (“Sheshunoff”) is regularly engaged in the valuation of securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes.
      In connection with our opinion, we, among other things:

1. Reviewed a draft of the Merger Agreement;

2. Evaluated Elgin’s consolidated results based upon a review of its regulatory reports for the five-year period ending December 31, 2003 and the interim period through September 30, 2004;

3. Conducted conversations with executive management regarding recent and projected financial performance of Elgin;

4. Compared Elgin’s recent operating results with those of certain other banks in the United States that have recently been acquired;

5. Compared Elgin’s recent operating results with those of certain other banks located in Texas that have recently been acquired;

6. Compared the pricing multiples for Elgin in the Merger to those of certain other banks in the United States that have recently been acquired;

7. Compared the pricing multiples for Elgin in the Merger to those of certain other banks located in Texas that have recently been acquired;

8. Analyzed the present value of the after-tax cash flows Elgin could produce through the year 2009, based on Elgin’s recent performance;

B-1

9. Reviewed the historical stock price data and trading volume of the Company’s common stock and the lack of any active market for the common stock of Elgin; and

10. Performed such other analyses as we deemed appropriate.
      We assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by Elgin for the purposes of this opinion. In addition, where appropriate, we relied upon publicly available information that we believe to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.
      We did not make an independent evaluation of the assets or liabilities of Elgin or the Company, nor were we furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for each of the companies are, in the aggregate, adequate to cover such losses.
      We assumed that all required regulatory approvals will be received in a timely fashion and without any conditions or requirements that could adversely affect the Merger or the Company’s operations following the Merger.
      Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.
      Our opinion is limited to the fairness of the Merger Consideration, from a financial point of view, to the holders of Elgin common stock. Moreover, this letter and the opinion expressed herein do not constitute a recommendation to any stockholder as to any approval of the Merger or the Merger Agreement. It is understood that this letter is for the information of the Board of Directors of Elgin and may not be used for any other purpose without our prior written consent.
      Based on the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the Elgin stockholders pursuant to the Merger is fair, from a financial point of view.

Very truly yours,

B-2

APPENDIX C
PROVISIONS OF TEXAS BUSINESS CORPORATION ACT RELATING TO
RIGHTS OF DISSENTING SHAREHOLDERS
Art. 5.11.     Rights of Dissenting Shareholders in the Event of Certain Corporate Actions
      A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

(1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

(2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

(3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.
      B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if:

(1) the shares, or depository receipts in respect of the shares, held by the shareholder are part of a class or series, shares, or depository receipts in respect of the shares, of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:

(a) listed on a national securities exchange;

(b) listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

(c) held of record by not less than 2,000 holders;

(2) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder’s shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder; and

(3) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder’s shares any consideration other than:

(a) shares, or depository receipts in respect of the shares, of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares, or depository receipts in respect of the shares, of which are:

(i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

(ii) approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

(iii) held of record by not less than 2,000 holders;

(b) cash in lieu of fractional shares otherwise entitled to be received; or

(c) any combination of the securities and cash described in Subdivisions (a) and (b) of this subsection.

Art. 5.12.     Procedure for Dissent by Shareholders as to Said Corporate Actions
      A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

(1)(a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder’s right to dissent will be exercised if the action is effective and giving the shareholder’s address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

(b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder’s right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

(2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

(3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.
      B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder’s shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.
      C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.
      D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.
      E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.
      F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.
      G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.
Art. 5.13.     Provisions Affecting Remedies of Dissenting Shareholders
      A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.
      B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder’s rights under Articles 5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.
      C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder’s rights under Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article 5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

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